MEMORANDUM OF CHANGES

                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 311

         The prospectus filed with Amendment No. 2 to the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 311 on October 16, 2001. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the prospectus submitted with the Amendment.

    Cover Page. The date of the prospectus has been completed.

     Pages 2-3. "The Summary of Essential Financial Information" section and
                "Fee Table" have been completed.

    Pages 4-31. Revisions have been made and the portfolios have been completed.

   Pages 32-59. The descriptions of the issuers of the Securities have been completed.

   Pages 60-64. The Report of Independent Certified Public Accountants and
                Statements of Condition have been completed.




                                                              FILE NO. 333-69610
                                                                    CIK #1123082


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                 Amendment No. 2
                                       to
                             Registration Statement
                                       on
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 311

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                                1 Parkview Plaza
                      Oakbrook Terrace, Illinois 60181-5555

     D.   Name and complete address of agents for service:

   CHAPMAN AND CUTLER                 VAN KAMPEN FUNDS INC.
   Attention:  Mark J. Kneedy         Attention:  Sara L. Badler
   111 West Monroe Street             1 Parkview Plaza
   Chicago, Illinois  60603           Oakbrook Terrace, Illinois  60181-5555


     E. Title of securities being registered: units of undivided fractional beneficial interest

     F.   Approximate date of proposed sale to the public:


  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT


     / X / Check box if it is proposed that this filing will become effective at 8:00 a.m. on October 16, 2001 pursuant to Rule 487.





                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.


BIOTECHNOLOGY & PHARMACEUTICAL PORTFOLIO
   Series 17A
   Series 17B

THE DOWSM INDEX PORTFOLIO
   Series 13

ENERGY PORTFOLIO
   Series 1

FOCUS VALUE PORTFOLIO
   Series 3

INTERNET PORTFOLIO
   Series 31A
   Series 31B

MORGAN STANLEY CONSUMER INDEXSM PORTFOLIO
   Series 4A
   Series 4B

MORGAN STANLEY HIGH-TECHNOLOGY 35 INDEXSM PORTFOLIO
   Series 23A
   Series 23B

SEMICONDUCTOR PORTFOLIO
   Series 9A

TELE-GLOBAL PORTFOLIO
   Series 17A
   Series 17B

--------------------------------------------------------------------------------

    Van Kampen Focus Portfolios, Series 311 includes the unit investment trusts described above (the "Portfolios"). Each Portfolio seeks to increase the value of your investment by investing in a diversified portfolio of stocks. Of course, we cannot guarantee that a Portfolio will achieve its objective.


                                OCTOBER 16, 2001

       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.






                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
                                OCTOBER 16, 2001


                                                                                                                  THE
                                                                                                  FOCUS        DOW 30SM
                                                          SERIES A     SERIES B      ENERGY        VALUE         INDEX
PUBLIC OFFERING PRICE                                    PORTFOLIOS   PORTFOLIOS    PORTFOLIO    PORTFOLIO     PORTFOLIO
                                                         ----------   ----------   ----------   ----------    ----------
Aggregate value of Securities per Unit (1)              $     9.900   $    9.900   $    9.900   $    9.900   $     9.900
Sales charge                                                  0.295        0.450        0.295        0.295         0.450
  Less deferred sales charge                                  0.195        0.350        0.195        0.195         0.350
Public offering price per Unit (2)                      $    10.000   $   10.000   $   10.000   $   10.000   $    10.000


GENERAL INFORMATION
Initial Date of Deposit                                                         October 16, 2001
Mandatory Termination Date--Series A, Energy and Focus Value Portfolios         January 21, 2003
Mandatory Termination Date--Series B Portfolios                                 January 16, 2007
Mandatory Termination Date--The Dow 30SM Index Portfolio                        April 17, 2007
Record Date--Series A, Energy and Focus Value Portfolios                        August 10, 2002
Distribution Date--Series A, Energy and Focus Value Portfolios                  August 25, 2002
Record Dates--Series B Portfolios (4)                                           June 10 and December 10
Distribution Dates--Series B Portfolios (4)                                     June 25 and December 25
Record Dates--The Dow 30SM Index Portfolio (4)                                  10th day of March, June, September and December
Distribution Dates--The Dow 30SM Index Portfolio (4)                            25th day of March, June, September and December


PORTFOLIO INFORMATION

                                                                   ESTIMATED       ESTIMATED                   ESTIMATED
                                                    AGGREGATE       INITIAL         ANNUAL      REDEMPTION   ORGANIZATION
                                      INITIAL        VALUE OF     DISTRIBUTION     DIVIDENDS     PRICE PER     COSTS PER
PORTFOLIO                             UNITS (3)   SECURITIES (1) PER UNIT (4)(5) PER UNIT (4)    UNIT (6)      UNIT (2)
---------------------------------    -----------   ------------   ------------    -----------   -----------   -----------
Biotechnology & Pharmaceutical
   Series A                               15,096    $  149,444     $     0.02     $  0.03164    $    9.705    $  0.02923
Biotechnology & Pharmaceutical
   Series B                               15,096    $  149,444     $     0.02     $  0.03164    $    9.550    $  0.04699
The Dow 30SM Index Portfolio              15,147    $  149,953     $     0.20     $  0.19383    $    9.550    $  0.01603
Energy Portfolio                          15,086    $  149,343     $     0.12     $  0.17032    $    9.705    $  0.02557
Focus Value Portfolio                     15,083    $  149,321     $     0.15     $  0.20546    $    9.705    $  0.05000
Internet Series A                         15,180    $  150,277            N/A            N/A    $    9.705    $  0.05000
Internet Series B                         15,180    $  150,277            N/A            N/A    $    9.550    $  0.05000
Consumer Index Series A                   15,012    $  148,615     $     0.13     $  0.17199    $    9.705    $  0.05000
Consumer Index Series B                   15,012    $  148,615     $     0.13     $  0.17199    $    9.550    $  0.05000
High-Tech 35 Index Series A               15,190    $  150,372     $     0.02     $  0.02686    $    9.705    $  0.04680
High-Tech 35 Index Series B               15,190    $  150,372     $     0.02     $  0.02686    $    9.550    $  0.05000
Semiconductor Series A                    15,093    $  149,412     $     0.02     $  0.02112    $    9.705    $  0.02746
Tele-Global Series A                      15,109    $  149,573     $     0.07     $  0.08671    $    9.705    $  0.05000
Tele-Global Series B                      15,109    $  149,573     $     0.07     $  0.08671    $    9.550    $  0.05000

--------------------------------------------------------------------------------

(1) Each Security is valued at the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit.

(2) You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Public Offering Price includes the estimated amount of these costs. These costs include the cost of preparation and printing of the trust agreement, the registration statement and other documents relating to each Portfolio, federal and state registration fees and costs, initial fees and expenses of the Trustee and legal and auditing expenses. The Trustee will deduct these expenses from your Portfolio at the end of the initial offering period (approximately six months for The Dow 30SM Index Portfolio and approximately three months for all other Portfolios). The estimated amount for each Portfolio is described above and is included in the "Estimated Costs Over Time" examples on the next page. The Public Offering Price also will include any accumulated dividends or cash in the Income or Capital Accounts of a Portfolio.

(3) At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units and fractional interest of each Unit in a Portfolio will increase or decrease to the extent of any adjustment.

(4) The initial Record Date for the Series B Portfolios is August 10, 2002 and the initial Distribution Date for such Portfolios is August 25, 2002. Thereafter, the Record and Distribution Dates for the Series B Portfolios will occur in June and December of each year. The initial Record Date for The Dow 30SM Index Portfolio is scheduled for November 10, 2002 and the initial Distribution Date for such Portfolio is scheduled for November 25, 2002. Thereafter, the Record and Distribution Dates for The Dow 30SM Index Portfolio will occur inMarch, June, September and December of each year.


(5) This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors".

(6) The redemption price is reduced by any remaining deferred sales charge. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organization and offering costs. The redemption price will not include these costs after the initial offering period.






                                    FEE TABLE

                                                                                                                  THE
                                                                                                  FOCUS        DOW 30SM
TRANSACTION FEES                                      SERIES A      SERIES B        ENERGY         VALUE         INDEX
(AS % OF OFFERING PRICE)                             PORTFOLIOS    PORTFOLIOS      PORTFOLIO     PORTFOLIO     PORTFOLIO
                                                     ----------    ----------     ----------    ----------    ----------
 Initial sales charge (1)                                 1.00%          1.00%         1.00%          1.00%        1.00%
 Deferred sales charge (2)                                1.95%          3.50%         1.95%          1.95%        3.50%
                                                     ----------    ----------     ----------    ----------    ----------
 Maximum sales charge                                     2.95%          4.50%         2.95%          2.95%        4.50%
                                                     ==========    ==========     ==========    ==========    ==========
 Maximum sales charge
   on reinvested dividends                                0.00%          0.00%         0.00%          0.00%        0.00%
                                                     ==========    ==========     ==========    ==========    ==========


                                                                                   SUPERVISORY,
                                                                                   BOOKKEEPING
                                                           TRUSTEE'S FEE                AND              ESTIMATED TOTAL
                                                           AND OPERATING          ADMINISTRATIVE        ANNUAL EXPENSES
ESTIMATED ANNUAL EXPENSES PER UNIT                            EXPENSES                 FEES                 PER UNIT
                                                         ------------------     -------------------   --------------------
Biotechnology & Pharmaceutical Series A                 $           0.01261     $           0.00400   $            0.01661
Biotechnology & Pharmaceutical Series B                 $           0.01785     $           0.00400   $            0.02185
The Dow 30SM Index Portfolio                            $           0.01511     $           0.00400   $            0.01911
Energy Portfolio                                        $           0.01261     $           0.00400   $            0.01661
Focus Value Portfolio                                   $           0.01511     $           0.00400   $            0.01911
Internet Series A                                       $           0.01511     $           0.00400   $            0.01911
Internet Series B                                       $           0.02107     $           0.00400   $            0.02507
Consumer Index Series A                                 $           0.01511     $           0.00400   $            0.01911
Consumer Index Series B                                 $           0.02107     $           0.00400   $            0.02507
High-Tech 35 Index Series A                             $           0.01361     $           0.00400   $            0.01761
High-Tech 35 Index Series B                             $           0.02107     $           0.00400   $            0.02507
Semiconductor Series A                                  $           0.01303     $           0.00400   $            0.01703
Tele-Global Series A                                    $           0.01361     $           0.00400   $            0.01761
Tele-Global Series B                                    $           0.02107     $           0.00400   $            0.02507


                                                                                            LIFE OF PORTFOLIO
                                                                                               (5 1/4 OR
ESTIMATED COSTS OVER TIME (3)                           1 YEAR       3 YEARS      5 YEARS     5 1/2 YEARS)    10 YEARS
                                                      ----------   ----------   ----------    -------------  ----------
Biotechnology & Pharmaceutical Series A               $      34    $      83    $      135            N/A   $       277
Biotechnology & Pharmaceutical Series B               $      52    $      56    $       61   $         62           N/A
The Dow 30SM Index Portfolio                          $      49    $      53    $       57   $         58           N/A
Energy Portfolio                                      $      34    $`     84    $      134            N/A   $       274
Focus Value Portfolio                                 $      36    $      90    $      147            N/A   $       300
Internet Series A                                     $      36    $      90    $      147            N/A   $       300
Internet Series B                                     $      53    $      59    $       65   $         66           N/A
Consumer Index Series A                               $      36    $      90    $      147            N/A   $       300
Consumer Index Series B                               $      53    $      59    $       65   $         66           N/A
High-Tech 35 Index Series A                           $      36    $      89    $      145            N/A   $       296
High-Tech 35 Index Series B                           $      53    $      59    $       65   $         66           N/A
Semiconductor Series A                                $      34    $      83    $      135            N/A   $       277
Tele-Global Series A                                  $      36    $      90    $      146            N/A   $       298
Tele-Global Series B                                  $      53    $      59    $       65   $         66           N/A



   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you reinvest all distributions at the end of each year. The Series A, Energy and Focus Value Portfolio examples assume that you reinvest your investment into a new trust when the Portfolio terminates at the end of each 15-month period. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1) The initial sales charge is the difference between the maximum sales charge and the deferred sales charge.


(2) The deferred sales charge for the Series A, Energy and Focus Value Portfolios is actually equal to $0.195 per Unit. The deferred sales charge for the Series B Portfolios and The Dow 30SM Index Portfolio is actually equal to $0.35 per Unit. These amounts will exceed the percentages above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The deferred sales charge for The Dow 30SM Index Portfolio accrues daily from May 10, 2002 through October 9, 2002. The deferred sales charge for all other Portfolios accrues daily from February 10, 2002 through July 9, 2002. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full.


(3) These examples include the estimated expenses incurred in establishing and offering your Portfolio. The amount of these expenses is described on the preceding page.




BIOTECHNOLOGY & PHARMACEUTICAL PORTFOLIOS

   Each Portfolio seeks to increase the value of Units over time by investing in a portfolio primarily consisting of stocks of companies diversified within the biotechnology and pharmaceuticals industries. Van Kampen designed each Portfolio to benefit from companies that are positioned for growth in these industries. Biotechnology and pharmaceuticals have increased the length and quality of life for millions of people. The Biotechnology Industry Organization estimates that in the last 25 years over 80 biotech drugs and vaccines have helped more than 200 million people worldwide. Biotechnology also appears to be revolutionizing other areas such as medical diagnostics, agriculture, forensics and environmental cleanup and preservation.

   The pharmaceutical industry is highly developed in the United States where demand for many drugs appears to remain constant. However, worldwide drug sales may have the potential for increased demand. Factors that could potentially contribute to the growth of this industry include discoveries in drug design and molecular biology, more favorable treatment by the Food and Drug Administration in drug reviews, and accelerated demand for drugs in Third World countries.

   Two worldwide trends appear to be providing growth potential for the biotechnology and pharmaceutical industries: the aging of the baby boom generation and an increase in life expectancy. The World Health Organization estimates that the over-60 age population could rise globally from 593 million in 1999 to over two billion by 2050. Developments in biotechnology and pharmaceuticals that target major ailments of the elderly may cause growth in these sectors in the years ahead. Consider these trends and forecasts:

     o The onset of middle age may mark a significant turning point in the demand for pharmaceuticals and healthcare services. The medical prescription needs and health care spending of people in their mid-20s through the mid-40s is relatively stable. From the mid-40s through the mid-70s, the number of prescriptions rises steadily and overall healthcare spending accelerates. Since the median baby boomer will turn 43 in 2001, demand for healthcare products and services could increase in the future. (Source: Morgan Stanley Ideas, June 4, 2001, When Boomers Turn 50, Strategist Peter Canelo)

     o Congress may propose legislation that includes a drug benefit in Medicare in the next few years, and seniors with drug benefits have historically used five more medications per year than those without. (Source: Fortune, July 23, 2001, There's Still Gold in Them Thar Pills)

     o As a result of industry consolidation, some companies have been working toward more productive research and development programs, continuing to create new medications for conditions that were previously untreatable. (Source: Morningstar Stock Industry Report, 1st Quarter 2001)

     o New technology could improve the process of drug development. Computerized screening techniques have compressed the time required to identify certain new chemical compounds. (Source: Morningstar Stock Industry Report, 1st Quarter 2001)

     o Drug companies have historically exhibited relatively consistent financial health over the long term and may offer a hedge against economic weakness. (Source: Morningstar Stock Industry Report, 1st Quarter 2001)

     o With the assistance of genomics research, the future holds the possibility of new and better drugs in the form of proteins, antibodies, and gene therapy that are human-derived and thus could be less toxic and more targeted in their effects. This could be a significant breakthrough in the treatment of diseases like cancer, where the treatment can be almost as debilitating as the illness itself. (Source: Prescription for Profits, Upside Magazine, May 2001)



   Annual total returns for the Standard & Poor's (S&P) Pharmaceutical Index, S&P 500 Index and Nasdaq Biotechnology Index are shown in the following table:

                   S&P             S&P          NASDAQ
             PHARMACEUTICAL        500       BIOTECHNOLOGY
                  INDEX           INDEX          INDEX
             --------------     ---------    ------------
     1995             59.22%        37.11%          88.54%
     1996             24.09         22.68           (0.33)
     1997             50.27         33.10           (0.07)
     1998             47.26         28.58           44.28
     1999            (11.56)        20.89          101.64
     2000             36.47         (9.10)          22.99
Thru 9/30/01         (14.18)       (20.37)         (31.52)



   This is not the past performance of any Portfolio or a previous series of any Portfolio and does not indicate the future performance of any Portfolio. The total returns do not reflect Portfolio fees or expenses. Source: FactSet Research Systems, Inc.

   There is no assurance that these trends will continue or that expectations will actually occur. This investment could be adversely affected if these trends do not continue or if current expectations are not realized. Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of Units may fall below the price paid for the Units. You should read the "Risk Factors" section before they invest.

   TWO MATURITY OPTIONS. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Portfolio may differ, although the Sponsor does not believe that the composition of the portfolios will differ materially.




SERIES A PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                BIOTECHNOLOGY
        121       Amgen, Inc.                              $       62.2100            0.00%         $    7,527.41
         61       Cephalon, Inc.                                   59.8100            0.00               3,648.41
         73       Genzyme Corporation                              50.2600            0.00               3,668.98
         58       Gilead Sciences, Inc.                            64.2000            0.00               3,723.60
        139       IDEC Pharmaceuticals Corporation                 53.4900            0.00               7,435.11
        159       Immunex Corporation                              23.1900            0.00               3,687.21
        196       Medarex, Inc.                                    19.5500            0.00               3,831.80
         98       MedImmune, Inc.                                  38.3400            0.00               3,757.32
         85       Myriad Genetics, Inc.                            44.6100            0.00               3,791.85
+       169       Serono SA                                        22.1400            0.00               3,741.66
                CHEMICALS
+        97       Aventis SA                                       76.6500            0.42               7,435.05
                HEALTH CARE DISTRIBUTORS
         68       Cerner Corporation                               54.8300            0.00               3,728.44
                HEALTH CARE DIVERSIFIED
        129       American Home Products Corporation               58.6300            1.57               7,563.27
        134       Johnson & Johnson                                55.7200            1.29               7,466.48
                HOSPITAL MANAGEMENT
         86       HCA, Inc.                                        43.5000            0.18               3,741.00
        122       Tenet Healthcare Corporation                     62.2000            0.00               7,588.40
                MANAGED CARE
         55       UnitedHealth Group, Inc.                         68.2200            0.04               3,752.10
                MEDICAL PRODUCTS/SUPPLIES
        142       Baxter International, Inc.                       51.8100            1.12               7,357.02
        120       Biomet, Inc.                                     31.4900            0.29               3,778.80
                PHARMACEUTICAL DISTRIBUTORS
        110       AmerisourceBergen Corporation                    68.4100            0.00               7,525.10
         99       Cardinal Health, Inc.                            75.0000            0.13               7,425.00
                PHARMACEUTICALS
         55       Allergan, Inc.                                   68.8800            0.52               3,788.40
         43       Barr Laboratories, Inc.                          86.8200            0.00               3,733.26
         77       Biovail Corporation                              47.7500            0.00               3,676.75
         47       Forest Laboratories, Inc.                        80.2800            0.00               3,773.16
         80       Genentech, Inc.                                  45.7500            0.00               3,660.00
         88       King Pharmaceuticals, Inc.                       42.8500            0.00               3,770.80
        178       Pfizer, Inc.                                     41.3700            1.06               7,363.86
+       115       Teva Pharmaceutical Industries, Ltd.             65.2500            0.28               7,503.75
----------                                                                                          -------------
      3,004                                                                                         $  149,443.99
==========                                                                                          =============

See "Notes to Portfolios".


SERIES B PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                BIOTECHNOLOGY
        121       Amgen, Inc.                              $       62.2100            0.00%         $    7,527.41
         61       Cephalon, Inc.                                   59.8100            0.00               3,648.41
         73       Genzyme Corporation                              50.2600            0.00               3,668.98
         58       Gilead Sciences, Inc.                            64.2000            0.00               3,723.60
        139       IDEC Pharmaceuticals Corporation                 53.4900            0.00               7,435.11
        159       Immunex Corporation                              23.1900            0.00               3,687.21
        196       Medarex, Inc.                                    19.5500            0.00               3,831.80
         98       MedImmune, Inc.                                  38.3400            0.00               3,757.32
         85       Myriad Genetics, Inc.                            44.6100            0.00               3,791.85
+       169       Serono SA                                        22.1400            0.00               3,741.66
                CHEMICALS
+        97       Aventis SA                                       76.6500            0.42               7,435.05
                HEALTH CARE DISTRIBUTORS
         68       Cerner Corporation                               54.8300            0.00               3,728.44
                HEALTH CARE DIVERSIFIED
        129       American Home Products Corporation               58.6300            1.57               7,563.27
        134       Johnson & Johnson                                55.7200            1.29               7,466.48
                HOSPITAL MANAGEMENT
         86       HCA, Inc.                                        43.5000            0.18               3,741.00
        122       Tenet Healthcare Corporation                     62.2000            0.00               7,588.40
                MANAGED CARE
         55       UnitedHealth Group, Inc.                         68.2200            0.04               3,752.10
                MEDICAL PRODUCTS/SUPPLIES
        142       Baxter International, Inc.                       51.8100            1.12               7,357.02
        120       Biomet, Inc.                                     31.4900            0.29               3,778.80
                PHARMACEUTICAL DISTRIBUTORS
        110       AmerisourceBergen Corporation                    68.4100            0.00               7,525.10
         99       Cardinal Health, Inc.                            75.0000            0.13               7,425.00
                PHARMACEUTICALS
         55       Allergan, Inc.                                   68.8800            0.52               3,788.40
         43       Barr Laboratories, Inc.                          86.8200            0.00               3,733.26
         77       Biovail Corporation                              47.7500            0.00               3,676.75
         47       Forest Laboratories, Inc.                        80.2800            0.00               3,773.16
         80       Genentech, Inc.                                  45.7500            0.00               3,660.00
         88       King Pharmaceuticals, Inc.                       42.8500            0.00               3,770.80
        178       Pfizer, Inc.                                     41.3700            1.06               7,363.86
+       115       Teva Pharmaceutical Industries, Ltd.             65.2500            0.28               7,503.75
----------                                                                                          -------------
      3,004                                                                                         $  149,443.99
==========                                                                                          =============


See "Notes to Portfolios".

THE DOW 30SM INDEX PORTFOLIO

   The Portfolio seeks to increase the value of your Units over time and provide dividend income by investing in a portfolio of common stocks of the companies in the Dow Jones Industrial AverageSM. These stocks are some of the most widely-held and well-capitalized companies in the world. We believe that The Dow 30SM stocks have historically provided a consistent and more conservative source of dividend income and capital appreciation than many other types of equity securities. Van Kampen believes that the Portfolio may offer these characteristics:

     o    Portfolio of "blue chip" stocks

     o    Cross section of American industrial companies

     o    May help outpace inflation

   The Portfolio initially includes a portfolio that replicates the Dow Jones Industrial AverageSM. During the Portfolio's life, we will change the portfolio to reflect any change in the component stocks in The DowSM. We will not change the portfolio to reflect any change in the weightings of the components within The DowSM during the Portfolio's life. However, the Dow Jones Industrial AverageSM has always been based on one share of each component stock.

   As with any investment, we cannot guarantee that the Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. The performance of the Portfolio will differ from the performance of The DowSM because the Portfolio includes expenses and a sales charge. You should read the "Risk Factors" section before you invest.

   THE DOW JONES INDUSTRIAL AVERAGESM. Charles H. Dow first unveiled his industrial stock average on May 26, 1896. Dow Jones & Company, Inc. first published the Dow Jones Industrial AverageSM in The Wall Street Journal on October 7, 1896. Initially consisting of just 12 stocks, The DowSM expanded to 20 stocks in 1916 and its present size of 30 stocks on October 1, 1928. The most recent change to The DowSM occurred November 1, 1999, when Dow Jones replaced four companies in the index. The companies included in The DowSM have remained relatively constant over time.

   The DowSM stocks are all major factors in their industries and are widely held by individuals and institutions. The stocks represent about one-fifth of the market value of all U.S. stocks. The DowSM stocks currently trade on the New York Stock Exchange and the Nasdaq Stock Market, Inc. The value of The DowSM at the beginning of 1930 was 248.48.

   The editors of The Wall Street Journal select the components of The DowSM. The editors have traditionally considered all companies that are not in the transportation or utilities sectors for inclusion in the index. In choosing a new component, the editors look among substantial industrial companies with a history of successful growth and wide interest among investors. They believe that stability of composition enhances the index. Whenever the editors change one stock, they typically review the other stocks. Of course, we cannot guarantee that they will follow this process or consider these factors in the future.

   "Dow JonesSM", "Dow Jones Industrial AverageSM", "The Dow 30SM", "The DowSM" and "DJIASM" are proprietary to and service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by the Portfolio. The Portfolio is not sponsored, endorsed, sold or promoted by Dow Jones and Dow Jones makes no representation regarding the advisability of investing in the Portfolio.




PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
        111        Alcoa, Inc.                              $      32.000              1.88%        $    3,552.00
        111        American Express Company                        30.890              1.04              3,428.79
        111        AT&T Corporation                                19.200              0.78              2,131.20
        111        Boeing Company                                  35.270              1.93              3,914.97
        111        Caterpillar, Inc.                               48.200              2.90              5,350.20
        111        Citigroup, Inc.                                 44.800              1.43              4,972.80
        111        Coca-Cola Company                               44.500              1.62              4,939.50
        111        DuPont (E.I.) de Nemours and Company            40.500              3.46              4,495.50
        111        Eastman Kodak Company                           34.990              5.03              3,883.89
        111        Exxon Mobil Corporation                         41.650              2.21              4,623.15
        111        General Electric Company                        38.860              1.65              4,313.46
        111        General Motors Corporation                      44.900              4.45              4,983.90
        111        Hewlett-Packard Company                         18.120              1.77              2,011.32
        111        Home Depot, Inc.                                40.960              0.39              4,546.56
        111        Honeywell International, Inc.                   28.300              2.65              3,141.30
        111        Intel Corporation                               24.380              0.33              2,706.18
        111        International Business Machines Corporation    102.000              0.55             11,322.00
        111        International Paper Company                     37.700              2.65              4,184.70
        111        J.P. Morgan Chase & Company, Inc.               33.550              4.05              3,724.05
        111        Johnson & Johnson                               55.720              1.29              6,184.92
        111        McDonald's Corporation                          29.510              0.73              3,275.61
        111        Merck & Company, Inc.                           69.950              2.00              7,764.45
        111        Microsoft Corporation                           58.060              0.00              6,444.66
        111        Minnesota Mining and
                     Manufacturing Company                        105.810              2.27             11,744.91
        111        Philip Morris Companies,Inc.                    50.480              4.60              5,603.28
        111        Procter & Gamble Company                        71.110              2.14              7,893.21
        111        SBC Communications, Inc.                        43.870              2.34              4,869.57
        111        United Technologies Corporation                 53.020              1.70              5,885.22
        111        Wal-Mart Stores, Inc.                           53.480              0.52              5,936.28
        111        Walt Disney Company                             19.150              1.10              2,125.65
----------                                                                                          ------------
      3,330                                                                                         $  149,953.23
==========                                                                                          ============


See "Notes to Portfolios".




ENERGY PORTFOLIO

    The Portfolio seeks to increase the value of your investment and provide dividend income by investing in stocks of energy companies. The Portfolio includes global companies which derive a sizable amount of revenue from sources outside the United States and which are tied economically to a number of countries throughout the world. We selected stocks for a variety of reasons including industry position, growth potential and valuation. The energy industry consists of companies active in the extraction and retirement of natural resources worldwide. Within the industry, the crude petroleum and natural gas sectors are made up of companies that operate oil and gas field properties, including the extraction of oil, and the production of gas and hydrocarbon liquids. The portfolio includes exploration and development companies, distributors and large multinational firms in both oil and natural gas industries.

    Oil and natural gas are leading sources of energy worldwide. Recent developments in the industry, global economic growth, and mergers and acquisitions may increase the future demand for these natural resources. As emerging economies develop, demand for energy resources from both industry and consumers may increase. Much of the growth in worldwide energy use is anticipated to come from the developing world such as Asia and Central and South America. As these economies attempt to shift from noncommercial fuels to diesel generators, oil demand may increase. Additionally, the industrialized world may see increases in oil usage with expansion in transportation.

    The production of oil and gas from geologically challenging areas while protecting the surrounding environment may be an important factor for companies in these industries. Currently, new technologies are allowing for greater precision with less impact on the environment. Results of these efficiencies appear to be showing fewer dry holes, reduced waste volumes and a cleaner environment. Additionally, through use of state-of-the-art equipment, companies are drilling wells in deeper parts of the ocean, discovering offshore hydrocarbon reserves.

    Recently, natural gas has been one of the fastest growing components of primary world energy consumption. This growth can be seen both locally and globally. Locally, natural gas is estimated to contribute to power generation due to its environmental and economic advantages. In developing countries, gas use is estimated to supply both power generation and fuel for industry. New pipeline and liquefied natural gas projects around the world are under construction which could lead to a more interconnected world for natural gas.

    Merger and acquisition activity has increased over the past few years, in an apparent response to heightened competition, the pace of technological developments, and the need for service providers capable of offering a broad range of products and services. Many companies are acquiring new technologies through mergers and acquisitions which may cost less than developing it in-house. This activity may also aid companies in expanding their drilling presence in various regions.

    No one can guarantee that the trends or estimates discussed above will continue or be realized. No one can guarantee that continuation of these trends or realization of these estimates will have a positive impact on the performance of your investment. As with any investment, no one can guarantee that the Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.




PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                CONTRACT DRILLING
       293        Diamond Offshore Drilling, Inc.           $     25.320               1.97%        $   7,418.76
       435        ENSCO International, Inc.                       17.030               0.59             7,408.05
       256        Global Marine, Inc.                             14.500               0.00             3,712.00
       146        Nabors Industries, Inc.                         25.540               0.00             3,728.84
       254        Rowan Companies, Inc.                           14.560               0.00             3,698.24
       170        Santa Fe International Corporation              21.840               0.60             3,712.80
       138        Transocean Sedco Forex, Inc.                    27.990               0.43             3,862.62
                INTEGRATED OIL
       111        Amerada Hess Corporation                        66.630               1.80             7,395.93
+      147        BP Plc                                          50.700               2.52             7,452.90
        84        ChevronTexaco Corporation                       88.450               2.94             7,429.80
       284        Conoco, Inc.                                    27.350               2.78             7,767.40
       179        Exxon Mobil Corporation                         41.650               2.21             7,455.35
       133        Phillips Petroleum Company                      56.100               2.57             7,461.30
+      141        Royal Dutch Petroleum Company                   52.900               2.27             7,458.90
                OIL & GAS PRODUCTION
        70        Anadarko Petroleum Corporation                  54.000               0.37             3,780.00
        79        Apache Corporation                              47.390               0.38             3,743.81
       104        Burlington Resources, Inc.                      35.750               1.54             3,718.00
       294        Occidental Petroleum Corporation                25.390               3.94             7,464.66
       224        Unocal Corporation                              33.080               2.42             7,409.92
                OIL REFINING/MARKETING
       127        USX-Marathon Group                              28.990               3.17             3,681.73
                OILFIELD SERVICES/EQUIPMENT
       240        Baker Hughes, Inc.                              31.110               1.48             7,466.40
       180        BJ Services Company                             20.500               0.00             3,690.00
       305        Halliburton Company                             24.570               2.04             7,493.85
       163        Schlumberger, Ltd.                              45.940               1.63             7,488.22
        91        Smith International, Inc.                       40.900               0.00             3,721.90
       125        Weatherford International, Inc.                 29.770               0.00             3,721.25
----------                                                                                          ------------
     4,773                                                                                          $  149,342.63
==========                                                                                          ============


See "Notes to Portfolio".





FOCUS VALUE PORTFOLIO

   The Portfolio seeks capital appreciation by investing in a diversified portfolio of well-established stocks, believed by the Sponsor to exhibit certain characteristics of undervalued companies and selected based on a "value" style of investing. Value investors generally seek companies that seem to be under-priced relative to their intrinsic worth or future prospects as viewed by these investors. Value opportunities can occur in a variety of situations. For example, a stock may be perceived to be selling at a relatively low price because it may be in an industry that is depressed or facing uncertainty; management may have changed; earnings growth may have leveled; due to pricing trends; or due to legislative developments. Low stock prices do not always indicate an undervalued investment opportunity - quality is of equal importance. Van Kampen believes that the key to value investing is not to focus only on low priced stocks but to identify low priced stocks that are or may be experiencing positive change in the future.

   The portfolio was selected by James A. Gilligan, with the assistance of Scott Carroll and James Roeder. While the basics principles of value investing may be relatively easy to understand, identifying these undervalued opportunities and trends in the marketplace takes considerable research and experience. The process for selection of the Portfolio is:

     1. Universe generally begins with the companies in the Russell 1000 Index (generally the 1,000 largest U.S. companies based on total market capitalization), however, the universe may also include similar companies which are not included in the index;

     2.   Apply screen to identify undervalued companies; and

     3.   Analyze undervalued companies to identify positive trends.

   When evaluating a company for inclusion in the Portfolio, Mr. Gilligan and his team closely examine the company's business, balance sheets, cash flows and future prospects. They attempt to identify catalysts that might raise stock prices.

   A low stock price does not always indicate a "value" opportunity. A low priced stock can remain low priced for extended periods of time, which may extend beyond the term of you Portfolio. However, a low stock price combined with a positive "catalyst" or something that provokes significant change is a key factor in value investing. The Portfolio selection team has adopted this philosophy of value investing. The team seeks to find the catalyst and then decipher the inflection points where positive change might begin. Catalysts can be found in various places, including:

     o    Financial statements

     o    New legislation or regulations

     o    New management structure

   These forms of analysis seek to help in uncovering companies that may be truly undervalued and not just low-priced.

   Mr. Gilligan is a senior portfolio manager of several Van Kampen mutual funds. Mr. Carroll and Mr. Roeder assist Mr. Gilligan in the management of certain of these funds. Mr. Gilligan's investment industry experience dates from 1985 and his portfolio management experience dates from 1989. Prior to joining Van Kampen in 1985 as a securities analyst, Mr. Gilligan was an auditor, credit analyst, and financial analyst for Gulf Oil Corporation. Mr. Gilligan has a BS in business administration from Miami University and an MBA from the University of Pittsburgh. He is a certified public accountant and a Chartered Financial Analyst (CFA).

   Mr. Carroll has over seven years of experience and joined Van Kampen in 1996. Prior to joining Van Kampen, he was an equity analyst at Lincoln Capital Management. Mr. Carroll received his MBA from the University of Chicago Graduate School of Business and his BS in Accounting from Northern Illinois University. He is a CFA charter holder and a member of the Houston Society of Financial Analysts.

   Mr. Roeder has over seven years of investment industry experience and joined Van Kampen in 1999. Prior to this he was a business services and special situtations analyst with Midwest Research. Prior to that, he was with Duff & Phelps Equity Research as a retail industry equity analyst. Mr. Roeder has also worked at Greenwood Capital Associates as an investment analyst and at Elliot, Davis and Company as a certified public accountant. Mr. Roeder received his MBA in Business Economics and Finance from the University of Chicago Graduate School of Business and his BS in Accounting from Clemson University. He is a CFA charter holder.


   The chart below shows annual total returns for certain Standard & Poor's (S&P) indices. Of course, past results are no guarantee of future results.

                                  S&P 500/       S&P 500/
                  S&P 500          BARRA          BARRA
                   INDEX          GROWTH          VALUE
                 ---------       ---------      ---------
     1976             23.54%          13.84%        34.93%
     1977             (7.16)         (11.82)        (2.57)
     1978              6.39            6.78          6.16
     1979             18.19           15.72         21.16
     1980             31.52           39.40         23.59
     1981             (4.84)          (9.81)         0.02
     1982             20.37           22.03         21.04
     1983             22.31           16.24         28.89
     1984              5.97            2.33         10.52
     1985             31.05           33.31         29.68
     1986             18.54           14.50         21.67
     1987              5.67            6.50          3.68
     1988             16.34           11.95         21.67
     1989             31.21           36.40         26.13
     1990             (3.13)           0.20         (6.85)
     1991             30.00           38.37         22.56
     1992              7.43            5.06         10.52
     1993              9.92            1.68         18.61
     1994              1.28            3.13         (0.64)
     1995             37.11           38.13         36.99
     1996             22.68           23.97         22.00
     1997             33.10           36.52         29.98
     1998             28.58           42.16         14.67
     1999             20.89           28.25         12.72
     2000             (9.10)         (22.08)         6.08
Thru 9/30/01         (20.37)         (22.83)       (18.21)



   Source: Factset, BARRA, Inc. The historical performance of these indices is shown for illustrative purposes only. It is not meant to forecast, imply or guarantee the future performance of any investment vehicle. The S&P 500, S&P Barra Growth and S&P Barra Value Indices are unmanaged, statistical composites and do not include payment of any commissions or fees an investor would pay to purchase the securities they represent. Such costs would lower performance. It is not possible to invest directly in an index. The S&P/Barra Growth and Value Indexes are constructed by dividing the stocks in the S&P 500 Index according to book-to-price ratio. This splits the S&P 500 Index into two mutually exclusive groups designed to track two of the predominant investment styles in the U.S. equity market. The Value Index contains firms with higher book-to-price ratios; conversely, the Growth Index has firms with lower book-to-price ratios. Each company in the S&P 500 Index is assigned to either the Value or Growth Index so that the two style Indexes "add up" to the full S&P 500 Index. Like the full S&P 500 Index, the Value and Growth Indexes are capitalization-weighted, meaning that each stock is weighted in proportion to its market value. The S&P 500 Index is an unmanaged index generally representative of the U.S. stock market.

   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.




PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                BASIC MATERIALS
        105       Du Pont (E.I.) de Nemours and Company    $        40.500            3.46%         $    4,252.50
        113       International Paper Company                       37.700            2.65               4,260.10
        145       Phelps Dodge Corporation                          29.150            1.72               4,226.75
                CAPITAL GOODS
        312       American Power Conversion Corporation             13.280            0.00               4,143.36
        303       Solectron Corporation                             14.020            0.00               4,248.06
                COMMUNICATION SERVICES
        216       AT&T Corporation                                  19.200            0.78               4,147.20
        181       Sprint Corporation                                23.600            2.12               4,271.60
         46       Telephone and Data Systems, Inc.                  95.260            0.57               4,381.96
                CONSUMER CYCLICALS
        284       Dana Corporation                                  14.900            8.32               4,231.60
        142       Federated Department Stores, Inc.                 30.440            0.00               4,322.48
        241       Ford Motor Company                                17.730            3.38               4,272.93
        151       Harrah's Entertainment, Inc.                      27.860            0.00               4,206.86
+        78       Magna International, Inc.                         55.040            2.47               4,293.12
        133       Tribune Company                                   31.950            1.38               4,249.35
                CONSUMER STAPLES
        143       McDonald's Corporation                            29.510            0.73               4,219.93
        122       UST, Inc.                                         34.670            5.31               4,229.74
                ENERGY
        247       ENSCO International, Inc.                         17.030            0.59               4,206.41
                FINANCIALS
        113       A.G. Edwards, Inc.                                38.750            1.65               4,378.75
        125       Allstate Corporation                              33.710            2.25               4,213.75
         80       Bank of America Corporation                       55.550            4.03               4,444.00
        206       KeyCorp                                           21.150            5.58               4,356.90
         70       Lehman Brothers Holdings, Inc.                    61.800            0.45               4,326.00
        377       Prime Group Realty Trust                          11.000           12.27               4,147.00
                HEALTH CARE
        141       Aetna, Inc.                                       30.400            0.13               4,286.40
        193       Boston Scientific Corporation                     22.700            0.00               4,381.10
        287       HEALTHSOUTH Corporation                           15.180            0.00               4,356.66
                TECHNOLOGY
        128       Computer Sciences Corporation                     33.680            0.00               4,311.04
        623       Lucent Technologies, Inc.                          6.830            0.00               4,255.09
        283       Macromedia, Inc.                                  14.710            0.00               4,162.93
         74       Microsoft Corporation                             58.060            0.00               4,296.44
        244       Motorola, Inc.                                    17.580            0.91               4,289.52
                TRANSPORTATION
        164       Delta Air Lines, Inc.                             25.980            0.38               4,260.72
                UTILITIES
        101       NSTAR                                             42.020            4.90               4,244.02
         92       TXU Corporation                                   45.940            5.22               4,226.48
                WHOLESALE DISTRIBUTORS
         99       W.W. Grainger, Inc.                               42.630            1.64               4,220.37
----------                                                                                          -------------
      6,362                                                                                         $  149,321.12
==========                                                                                          =============


See "Notes to Portfolios".



INTERNET PORTFOLIOS

   Each Portfolio seeks to increase the value of your Units over time by investing in a portfolio of stocks of companies primarily involved in the enabling technology or communication services areas of the Internet. These companies may include Internet access providers, companies that provide bandwidth and communications services and equipment, companies that provide software to "business-to-business" and "business-to-consumer" electronic commerce companies, electronic commerce companies, technology hardware manufacturers, companies that provide power supply equipment, companies that software security systems, companies that operate Internet "portal" sites, Internet content providers, technology service companies, companies that develop and provide data storage, and wireless communication companies.

   The Internet is a global network of smaller interconnected networks and the Internet industry is a conglomeration of interrelated technology industries and other business segments. Some of these areas, such as networking equipment and software, provide the foundation upon which the Internet is built. Other segments, including access services, portals, and search engines, facilitate the use of the Internet, otherwise known as the World Wide Web. Finally, content providers and e-commerce companies offer destinations.


   Twenty-five years ago, some thought that there was no reason for any individual to have a home computer. Today, computers and the Internet have become a part of daily life for many people. Computers and the Internet are used for such things as online research, interactive games, shopping and news. The Internet has been one of the fastest growing commercial tools. International Data Corporation currently believes that the number of users who access the Internet regularly could reach approximately 502.5 million by 2003. (Source:
Standard & Poor's Industry Surveys, Computers: Consumer Services and the Internet, 3/1/01). Both business and consumers appear to be finding that the Internet can offer significant advantages to those who embrace it.


   The Internet has provided shoppers with benefits such as greater convenience, variety and additional information. The convenience of online shopping appears to be attractive to many consumers. A wide variety of products and services can be purchased on the Internet and consumers can conduct research about their purchase before they make it. Researching features and benefits, performance, prices and even analyzing online reviews from people who already own the item, makes the online shopping experience even easier. The Internet offers a virtual community comprised of businesses and people from across the globe giving people access to an extensive number of web pages. Since it's relatively easy to set up a web page, the Internet may enable merchants to sell their products to people around the world. Connecting to others for business or pleasure via this medium is relatively easy. Tools such as instant messaging and e-mail generally allow people to stay in touch with others locally and globally 24 hours a day.

   The Internet may also provide companies a more efficient and productive means of conducting business. The use of Internet-based applications such as e-mail, video conferencing and corporate intranets can help businesses communicate with employees, business partners and customers while potentially reducing costs. The Internet can also offer companies the means to establish a global presence without having to invest in physical presence. As customers utilize the web for purchases, sales people can be pursuing other sales and because orders are electronically entered and recorded, sellers may be able to more efficiently manage inventories.


   According to a Vividence 2001 report, 91% of respondents said that they will shop online during the 2001 holiday season. Vividence conducted three surveys of between 400 and 500 consumers in the United States and also found that 37% plan to shop online more than they currently do, and 40% intend to shop in stores less due to the attacks on the United States on September 11, 2001. Approximately 50% of survey respondents said they will spend less in the 2001 holiday season because they are concerned about the economy. (Source: eMarketer.com, 10/11/01). Gartner, Inc. currently recommends that United States firms should prepare to install information technology support for free instant messaging (IM) applications, as IM may be in use in 70 percent of companies by 2003. However, no one can predict whether these firms will follow this recommendation, and Gartner warns that they will face severe security risks if they do not prepare now. (Source: Nua.com, 10/12/01). CyberAtlas reports that two-thirds of all small businesses in the United States currently have Internet access. This is according to a survey from Dun & Bradstreet. (Source: Nua.com, 10/5/01). According to this survey, approximately 85% of small business owners have Internet access and over half of those also have a website.


   There is no assurance that these trends will continue or that expectations will actually occur. If these trends do not continue or if current expectations are not realized, your investment could be adversely affected. Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. Stocks of internet-related companies have been subject to extreme price volatility and speculative trading. In recent years, many Internet-related stocks have exhibited above-average price appreciation during a period of a generally rising stock market. No one can assure you that this will continue or that the performance of Internet stocks will replicate the performance exhibited in the past. These Portfolios are appropriate for aggressive investors or as an aggressive growth component of your investment portfolio. You should read the "Risk Factors" section before you invest.

   TWO MATURITY OPTIONS. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Portfolio may differ, although the Sponsor does not believe that the composition of the portfolios will differ materially.




SERIES A PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                BANDWIDTH
        105       Analog Devices, Inc.                     $        40.000            0.00%         $    4,200.00
        365       Applied Micro Circuits Corporation                11.630            0.00               4,244.95
        143       Broadcom Corporation                              29.840            0.00               4,267.12
        264       CIENA Corporation                                 16.380            0.00               4,324.32
        122       Intersil Corporation                              35.050            0.00               4,276.10
        482       JDS Uniphase Corporation                           8.880            0.00               4,280.16
+       198       Marvell Technology Group, Ltd.                    21.750            0.00               4,306.50
                CARRIERS
        301       WorldCom, Inc. -WorldCom Group                    14.030            0.00               4,223.03
                CONTRACT MANUFACTURER
        188       Jabil Circuit, Inc.                               22.690            0.00               4,265.72
                E-COMMERCE/CONSUMER RELATIONSHIP MANAGEMENT
        305       BEA Systems, Inc.                                 14.040            0.00               4,282.20
        297       Oracle Corporation                                14.440            0.00               4,288.68
        153       PeopleSoft, Inc.                                  27.770            0.00               4,248.81
        221       Siebel Systems, Inc.                              19.790            0.00               4,373.59
                EDUCATION
        103       Apollo Group, Inc.                                41.840            0.00               4,309.52
                HARDWARE
        184       Dell Computer Corporation                         23.580            0.00               4,338.72
        176       Intel Corporation                                 24.380            0.33               4,290.88
         42       International Business Machines Corporation      102.000            0.55               4,284.00
        444       Sun Microsystems, Inc.                             9.680            0.00               4,297.92
                INTERNET PROTOCOL (IP)
        261       Cisco Systems, Inc.                               16.210            0.00               4,230.81
        208       Juniper Networks, Inc.                            20.520            0.00               4,268.16
                SECURITY
+       143       Check Point Software Techologies, Ltd.            29.820            0.00               4,264.26
        233       Network Associates, Inc.                          18.740            0.00               4,366.42
         85       VeriSign, Inc.                                    49.940            0.00               4,244.90
                SOFTWARE/SERVICES
+       252       Accenture, Ltd.                                   17.500            0.00               4,410.00
        130       AOL Time Warner, Inc.                             33.500            0.00               4,355.00
        228       EarthLink, Inc.                                   18.740            0.00               4,272.72
         71       eBay, Inc.                                        61.650            0.00               4,377.15
         78       Electronic Arts, Inc.                             54.420            0.00               4,244.76
        124       Intuit, Inc.                                      35.220            0.00               4,367.28
         75       Microsoft Corporation                             58.060            0.00               4,354.50
                STORAGE
        170       Brocade Communications Systems, Inc.              24.170            0.00               4,108.90
        326       EMC Corporation                                   13.100            0.00               4,270.60
        155       VERITAS Software Corporation                      27.930            0.00               4,329.15
                WIRELESS
+       230       Nokia Oyj                                         18.750            1.12               4,312.50
         87       QUALCOMM, Inc.                                    50.550            0.00               4,397.85
----------                                                                                          -------------
      6,949                                                                                         $  150,277.18
==========                                                                                          =============

See "Notes to Portfolios".


SERIES B PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                BANDWIDTH
        105       Analog Devices, Inc.                     $        40.000            0.00%         $    4,200.00
        365       Applied Micro Circuits Corporation                11.630            0.00               4,244.95
        143       Broadcom Corporation                              29.840            0.00               4,267.12
        264       CIENA Corporation                                 16.380            0.00               4,324.32
        122       Intersil Corporation                              35.050            0.00               4,276.10
        482       JDS Uniphase Corporation                           8.880            0.00               4,280.16
+       198       Marvell Technology Group, Ltd.                    21.750            0.00               4,306.50
                CARRIERS
        301       WorldCom, Inc. -WorldCom Group                    14.030            0.00               4,223.03
                CONTRACT MANUFACTURER
        188       Jabil Circuit, Inc.                               22.690            0.00               4,265.72
                E-COMMERCE/CONSUMER RELATIONSHIP MANAGEMENT
        305       BEA Systems, Inc.                                 14.040            0.00               4,282.20
        297       Oracle Corporation                                14.440            0.00               4,288.68
        153       PeopleSoft, Inc.                                  27.770            0.00               4,248.81
        221       Siebel Systems, Inc.                              19.790            0.00               4,373.59
                EDUCATION
        103       Apollo Group, Inc.                                41.840            0.00               4,309.52
                HARDWARE
        184       Dell Computer Corporation                         23.580            0.00               4,338.72
        176       Intel Corporation                                 24.380            0.33               4,290.88
         42       International Business Machines Corporation      102.000            0.55               4,284.00
        444       Sun Microsystems, Inc.                             9.680            0.00               4,297.92
                INTERNET PROTOCOL (IP)
        261       Cisco Systems, Inc.                               16.210            0.00               4,230.81
        208       Juniper Networks, Inc.                            20.520            0.00               4,268.16
                SECURITY
+       143       Check Point Software Techologies, Ltd.            29.820            0.00               4,264.26
        233       Network Associates, Inc.                          18.740            0.00               4,366.42
         85       VeriSign, Inc.                                    49.940            0.00               4,244.90
                SOFTWARE/SERVICES
+       252       Accenture, Ltd.                                   17.500            0.00               4,410.00
        130       AOL Time Warner, Inc.                             33.500            0.00               4,355.00
        228       EarthLink, Inc.                                   18.740            0.00               4,272.72
         71       eBay, Inc.                                        61.650            0.00               4,377.15
         78       Electronic Arts, Inc.                             54.420            0.00               4,244.76
        124       Intuit, Inc.                                      35.220            0.00               4,367.28
         75       Microsoft Corporation                             58.060            0.00               4,354.50
                STORAGE
        170       Brocade Communications Systems, Inc.              24.170            0.00               4,108.90
        326       EMC Corporation                                   13.100            0.00               4,270.60
        155       VERITAS Software Corporation                      27.930            0.00               4,329.15
                WIRELESS
+       230       Nokia Oyj                                         18.750            1.12               4,312.50
         87       QUALCOMM, Inc.                                    50.550            0.00               4,397.85
----------                                                                                          -------------
      6,949                                                                                         $  150,277.18
==========                                                                                          =============


See "Notes to Portfolios".




MORGAN STANLEY CONSUMER INDEXSM PORTFOLIOS

   Each Portfolio seeks to provide capital appreciation through an investment in a portfolio of common stocks included in the Morgan Stanley Consumer IndexSM prior to the date of the Portfolio's formation. The index is comprised of consumer-oriented, brand name companies diversified across various sectors such as healthcare, financials, capital goods, and basic materials, with a concentration in consumer staples.

   The daily activities of many people are often an automatic process but well-known and well-respected market leaders generally manufacture the products that people use every day. Many consumers unconsciously use the products of manufacturers or brands that they are loyal to for their consistent quality and appeal, however, it may be beneficial to consider the potential of investing in these companies. Getting consumers to accept a completely new brand name can be difficult. A brand with a leading market share often has a competitive edge in achieving market share growth and pricing flexibility. This flexibility may create opportunities to leverage the brand's name by developing innovative product lines and to take advantage of the growth potential that international expansion may offer. In turn, by expanding, strong brands may have more opportunities to maintain their market share.

   Rising wealth in some of the world's emerging markets appears to have caused many major U.S. consumer products companies to build operations overseas. The primary avenue of growth for household non-durables companies may be found in developing nations. Approximately 80% of the world's population exists in developing countries, and that figure could reach 84% by 2025 according to Standard & Poor's Industry Survey, Household Nondurables, April 19, 2001. According to the U.S. Department of Commerce, developing countries could grow more rapidly than developed countries and American consumer products companies have made expansions abroad in recent years. (Source: Standard & Poor's Industry Survey, Household Nondurables, April 19, 2001.) The demographics of Latin American and Asian countries are evolving in ways that may offer growth opportunities for consumer staples makers. Youthful populations, growing labor forces, increased purchasing power, and urbanization are among factors that may contribute to growth in demand for consumer non-durables in these countries. This could offer growth opportunities for consumer staple manufacturers who enter a market early and make a strong name for themselves.


   Hypothetical annual price appreciation for the Morgan Stanley Consumer IndexSM, reflecting hypothetical Series A Portfolio expenses, and actual annual price appreciation for the Standard & Poor's 500 Index are shown in the following table.

                               CONSUMER        S&P 500
              YEAR               INDEX          INDEX
              ----             --------       --------
        6/23 - 12/31/92             9.93%           7.84%
             1993                  (6.02)           7.06
             1994                   1.80           (1.54)
             1995                  34.24           34.11
             1996                  15.67           20.26
             1997                  30.34           31.01
             1998                  22.93           26.67
             1999                  (6.48)          19.52
             2000                  12.49          (10.14)
         Thru 9/30/01             (16.35)         (21.16)



   This is not the past performance of any Portfolio or a previous series of any Portfolio and does not indicate the future performance of any Portfolio.

   We will not rebalance your Portfolio annually. Changes in the index will not result in changes in your portfolio. However, we may offer additional portfolios each year that include the current index components and weightings. As with any investment, no one can guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before they invest.

   TWO MATURITY OPTIONS. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Portfolio may differ, although the Sponsor does not believe that the composition of the portfolios will differ materially.




SERIES A PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                BASIC MATERIALS
        285       International Flavors & Fragrances, Inc. $        26.800            2.24%         $    7,638.00
                CONSUMER CYCLICALS
        100       Wal-Mart Stores, Inc.                             53.480            0.52               5,348.00
                CAPITAL GOODS
      1,179       Crown Cork & Seal Company, Inc.                    2.470            0.00               2,912.13
         70       Emerson Electric Company                          48.180            3.18               3,372.60
                CONSUMER STAPLES
        209       Albertson's Inc.                                  33.060            2.30               6,909.54
        103       Anheuser-Busch Companies, Inc.                    41.070            1.75               4,230.21
         93       Coca-Cola Company                                 44.500            1.62               4,138.50
         88       Colgate-Palmolive Company                         57.100            1.26               5,024.80
        211       ConAgra Foods, Inc.                               21.970            4.28               4,635.67
        127       General Mills, Inc.                               42.950            2.56               5,454.65
        148       Gillette Company                                  29.700            2.19               4,395.60
         78       Kimberly-Clark Corporation                        60.060            1.86               4,684.68
        160       McDonald's Corporation                            29.510            0.73               4,721.60
        237       Newell Rubbermaid, Inc.                           24.340            3.45               5,768.58
        103       PepsiCo, Inc.                                     47.900            1.21               4,933.70
        125       Philip Morris Companies, Inc.                     50.480            4.60               6,310.00
         70       Procter & Gamble Company                          71.110            2.14               4,977.70
         85       Safeway, Inc.                                     44.050            0.00               3,744.25
        376       SYSCO Corporation                                 24.850            1.13               9,343.60
        125       Walgreen Company                                  34.900            0.42               4,362.50
        169       Walt Disney Company                               19.150            1.10               3,236.35
                FINANCIALS
         52       American International Group, Inc.                84.870            0.20               4,413.24
                HEALTH CARE
        107       Abbott Laboratories                               53.000            1.58               5,671.00
         86       American Home Products Corporations               58.630            1.57               5,042.18
        102       Johnson & Johnson                                 55.720            1.29               5,683.44
         89       Medtronic, Inc.                                   45.200            0.51               4,022.80
         55       Merck & Company, Inc.                             69.950            2.00               3,847.25
         86       Schering-Plough Corporation                       38.750            1.65               3,332.50
                TECHNOLOGY
         84       Automatic Data Processing, Inc.                   48.900            0.84               4,107.60
                WHOLESALE DISTRIBUTORS
        149       W.W. Grainger, Inc.                               42.630            1.64               6,351.87
----------                                                                                          -------------
      4,951                                                                                         $  148,614.54
==========                                                                                          =============

See "Notes to Portfolios".


SERIES B PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                BASIC MATERIALS
        285       International Flavors & Fragrances, Inc. $        26.800            2.24%         $    7,638.00
                CONSUMER CYCLICALS
        100       Wal-Mart Stores, Inc.                             53.480            0.52               5,348.00
                CAPITAL GOODS
      1,179       Crown Cork & Seal Company, Inc.                    2.470            0.00               2,912.13
         70       Emerson Electric Company                          48.180            3.18               3,372.60
                CONSUMER STAPLES
        209       Albertson's Inc.                                  33.060            2.30               6,909.54
        103       Anheuser-Busch Companies, Inc.                    41.070            1.75               4,230.21
         93       Coca-Cola Company                                 44.500            1.62               4,138.50
         88       Colgate-Palmolive Company                         57.100            1.26               5,024.80
        211       ConAgra Foods, Inc.                               21.970            4.28               4,635.67
        127       General Mills, Inc.                               42.950            2.56               5,454.65
        148       Gillette Company                                  29.700            2.19               4,395.60
         78       Kimberly-Clark Corporation                        60.060            1.86               4,684.68
        160       McDonald's Corporation                            29.510            0.73               4,721.60
        237       Newell Rubbermaid, Inc.                           24.340            3.45               5,768.58
        103       PepsiCo, Inc.                                     47.900            1.21               4,933.70
        125       Philip Morris Companies, Inc.                     50.480            4.60               6,310.00
         70       Procter & Gamble Company                          71.110            2.14               4,977.70
         85       Safeway, Inc.                                     44.050            0.00               3,744.25
        376       SYSCO Corporation                                 24.850            1.13               9,343.60
        125       Walgreen Company                                  34.900            0.42               4,362.50
        169       Walt Disney Company                               19.150            1.10               3,236.35
                FINANCIALS
         52       American International Group, Inc.                84.870            0.20               4,413.24
                HEALTH CARE
        107       Abbott Laboratories                               53.000            1.58               5,671.00
         86       American Home Products Corporations               58.630            1.57               5,042.18
        102       Johnson & Johnson                                 55.720            1.29               5,683.44
         89       Medtronic, Inc.                                   45.200            0.51               4,022.80
         55       Merck & Company, Inc.                             69.950            2.00               3,847.25
         86       Schering-Plough Corporation                       38.750            1.65               3,332.50
                TECHNOLOGY
         84       Automatic Data Processing, Inc.                   48.900            0.84               4,107.60
                WHOLESALE DISTRIBUTORS
        149       W.W. Grainger, Inc.                               42.630            1.64               6,351.87
----------                                                                                          -------------
      4,951                                                                                         $  148,614.54
==========                                                                                          =============


See "Notes to Portfolios".



MORGAN STANLEY HIGH-TECHNOLOGY 35 INDEXSM PORTFOLIOS

   Each Portfolio seeks to provide capital appreciation through an investment in a portfolio of common stocks included in the Morgan Stanley High-Technology 35 IndexSM prior to the date of the Portfolio's formation. In creating the index, the Morgan Stan ley Technology Research Group sought to design a benchmark that provides broad industry representation of equally-weighted, highly liquid, pure technology companies that is rebalanced annually. The index is the exclusive property and is a service mark of Morgan Stanley.

   The index includes 35 pure technology companies representing the full breadth of technology industry segments. These segments include Computer and Business Services, Enterprise Software/Technical Software (CAD/CAM), Internet and Personal Computer Software, Electronics Manufacturing Services, Networking and Telecommunication Equipment, Server and Enterprise Hardware, Personal Computer Hardware and Data Storage, Semiconductor Capital Equipment and Semiconductors. The index attempts to include bellwether stocks that provide a balanced representation of these sub-industries. The index includes only electronics-based technology companies and excludes biotechnology, medical, test and instrumentation companies.


   A century ago some thought that everything that could be invented had already been invented. However, the inventions of the last century have taken society into a technology revolution and have changed the world. As many people go through a typical day, they use technologies such as making a purchase online, calling a business contact on a wireless phone, or watching a DVD for business or pleasure. The lives of many people are driven by the technology at their fingertips. People rely on technology developments to become more productive, to connect them to the world and to provide more conveniences to their everyday lives. While technology is changing the world, many of these technology innovations may still be in their early stages of development. The technology industry seeks to make strides in an effort to bring new products to market. International Data Corporation currently anticipates that information technology spending may grow by approximately 5%-6.6% in the United States in 2002 according to a recent report regarding the future of information technology spending in light of the September 11, 2001 attacks on the United States. However, International Data Corporation believes that the growth rate of 5% is more likely.

   Hypothetical annual total returns for the Morgan Stanley High-Technology 35 Index, reflecting hypothetical Series A Portfolio expenses and actual annual total returns for the Standard & Poor's 500 Index and the Standard & Poor's Technology Index are shown in the following table.

                                  S & P          S&P
                  HIGH-TECH        500       TECHNOLOGY
                  35 INDEX        INDEX         INDEX
                  ---------     --------      --------
  1995                 47.34%        37.11%       42.83%
  1996                 19.38         22.68        41.37
  1997                 14.87         33.10        26.09
  1998                 93.47         28.58        72.95
  1999                108.67         20.89        75.10
  2000                (29.63)        (9.10)      (39.97)
  Thru 9/30/01        (45.62)       (20.37)      (43.11)



   This is not the past performance of any Portfolio or a previous series of any Portfolio and does not indicate the future performance of any Portfolio.

   We will not rebalance your Portfolio annually. Changes in the index will not result in changes in your portfolio. However, we may offer additional portfolios each year that include the current index components and weightings.

   As with any investment, no one can guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. Stocks of technology companies have been subject to extreme price volatility and speculative trading. In recent years, many technology stocks have exhibited above-average price appreciation during a period of a generally rising stock market. No one can guarantee that this will continue or that the performance of technology stocks will replicate the performance exhibited in the past. The Portfolios are appropriate for aggressive investors or as an aggressive growth component of an investment portfolio. You should read the "Risk Factors" Section before you invest.

   TWO MATURITY OPTIONS. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Portfolio may differ, although the Sponsor does not believe that the composition of the portfolios will differ materially.



SERIES A PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                COMMUNICATIONS EQUIPMENT
        118       JDS Uniphase Corporation                 $         8.880            0.00%         $    1,047.84
        396       Lucent Technologies, Inc.                          6.830            0.00               2,704.68
        365       Motorola, Inc.                                    17.580            0.91               6,416.70
+       183       Nortel Networks Corporation                        5.890            0.00               1,077.87
        134       Sycamore Networks, Inc.                            4.400            0.00                 589.60
        110       Tellabs, Inc.                                     12.970            0.00               1,426.70
                COMPUTERS (HARDWARE)
        408       Compaq Computer Corporation                        9.800            1.02               3,998.40
        364       Dell Computer Corporation                         23.580            0.00               8,583.12
        231       Hewlett-Packard Company                           18.120            1.77               4,185.72
         83       International Business Machines Corporation      102.000            0.55               8,466.00
         58       Juniper Networks, Inc.                            20.520            0.00               1,190.16
        161       Palm, Inc.                                         2.540            0.00                 408.94
        232       Sun Microsystems, Inc.                             9.680            0.00               2,245.76
                COMPUTERS (NETWORKING)
        146       Cisco Systems, Inc.                               16.210            0.00               2,366.66
                COMPUTERS (PERIPHERALS)
        102       EMC Corporation                                   13.100            0.00               1,336.20
                COMPUTERS SOFTWARE/SERVICES
        293       Computer Associates International, Inc.           29.510            0.27               8,646.43
        190       Electronic Arts, Inc.                             54.420            0.00              10,339.80
        150       Intuit, Inc.                                      35.220            0.00               5,283.00
        145       Microsoft Corporation                             58.060            0.00               8,418.70
        249       Oracle Corporation                                14.440            0.00               3,595.56
        575       Parametric Technology Corporation                  5.820            0.00               3,346.50
        184       PeopleSoft, Inc.                                  27.770            0.00               5,109.68
        215       Yahoo!, Inc.                                      12.070            0.00               2,595.05
                ELECTRICAL EQUIPMENT
        255       Solectron Corporation                             14.020            0.00               3,575.10
                ELECTRONICS - SEMICONDUCTORS
         56       Broadcom Corporation                              29.840            0.00               1,671.04
        225       Intel Corporation                                 24.380            0.33               5,485.50
        203       Micron Technology, Inc.                           23.140            0.00               4,697.42
+       158       STMicroelectronics N.V.                           26.250            0.11               4,147.50
        151       Texas Instruments, Inc.                           30.340            0.28               4,581.34
        179       Xilinx, Inc.                                      29.880            0.00               5,348.52
                ENTERTAINMENT
        148       AOL Time Warner, Inc.                             33.500            0.00               4,958.00
                EQUIPMENT (SEMICONDUCTORS)
        183       Applied Materials, Inc.                           33.640            0.00               6,156.12
                RETAIL (HOME SHOPPING)
        309       Amazon.com, Inc.                                   8.880            0.00               2,743.92
                SERVICES (COMPUTER SYSTEMS)
        133       Electronic Data Systems Corporation               57.980            1.03               7,711.34
                SERVICES (DATA PROCESSING)
        121       Automatic Data Processing, Inc.                   48.900            0.84               5,916.90
----------                                                                                          -------------
      7,213                                                                                         $  150,371.77
==========                                                                                          =============


See "Notes to Portfolios".


SERIES B PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                COMMUNICATIONS EQUIPMENT
        118       JDS Uniphase Corporation                 $         8.880            0.00%         $    1,047.84
        396       Lucent Technologies, Inc.                          6.830            0.00               2,704.68
        365       Motorola, Inc.                                    17.580            0.91               6,416.70
+       183       Nortel Networks Corporation                        5.890            0.00               1,077.87
        134       Sycamore Networks, Inc.                            4.400            0.00                 589.60
        110       Tellabs, Inc.                                     12.970            0.00               1,426.70
                COMPUTERS (HARDWARE)
        408       Compaq Computer Corporation                        9.800            1.02               3,998.40
        364       Dell Computer Corporation                         23.580            0.00               8,583.12
        231       Hewlett-Packard Company                           18.120            1.77               4,185.72
         83       International Business Machines Corporation      102.000            0.55               8,466.00
         58       Juniper Networks, Inc.                            20.520            0.00               1,190.16
        161       Palm, Inc.                                         2.540            0.00                 408.94
        232       Sun Microsystems, Inc.                             9.680            0.00               2,245.76
                COMPUTERS (NETWORKING)
        146       Cisco Systems, Inc.                               16.210            0.00               2,366.66
                COMPUTERS (PERIPHERALS)
        102       EMC Corporation                                   13.100            0.00               1,336.20
                COMPUTERS SOFTWARE/SERVICES
        293       Computer Associates International, Inc.           29.510            0.27               8,646.43
        190       Electronic Arts, Inc.                             54.420            0.00              10,339.80
        150       Intuit, Inc.                                      35.220            0.00               5,283.00
        145       Microsoft Corporation                             58.060            0.00               8,418.70
        249       Oracle Corporation                                14.440            0.00               3,595.56
        575       Parametric Technology Corporation                  5.820            0.00               3,346.50
        184       PeopleSoft, Inc.                                  27.770            0.00               5,109.68
        215       Yahoo!, Inc.                                      12.070            0.00               2,595.05
                ELECTRICAL EQUIPMENT
        255       Solectron Corporation                             14.020            0.00               3,575.10
                ELECTRONICS - SEMICONDUCTORS
         56       Broadcom Corporation                              29.840            0.00               1,671.04
        225       Intel Corporation                                 24.380            0.33               5,485.50
        203       Micron Technology, Inc.                           23.140            0.00               4,697.42
+       158       STMicroelectronics N.V.                           26.250            0.11               4,147.50
        151       Texas Instruments, Inc.                           30.340            0.28               4,581.34
        179       Xilinx, Inc.                                      29.880            0.00               5,348.52
                ENTERTAINMENT
        148       AOL Time Warner, Inc.                             33.500            0.00               4,958.00
                EQUIPMENT (SEMICONDUCTORS)
        183       Applied Materials, Inc.                           33.640            0.00               6,156.12
                RETAIL (HOME SHOPPING)
        309       Amazon.com, Inc.                                   8.880            0.00               2,743.92
                SERVICES (COMPUTER SYSTEMS)
        133       Electronic Data Systems Corporation               57.980            1.03               7,711.34
                SERVICES (DATA PROCESSING)
        121       Automatic Data Processing, Inc.                   48.900            0.84               5,916.90
----------                                                                                          -------------
      7,213                                                                                         $  150,371.77
==========                                                                                          =============


See "Notes to Portfolios".




SEMICONDUCTOR PORTFOLIO

   The Portfolio seeks to increase the value of your Units over time by investing in a portfolio of common stocks of companies diversified within the semiconductor industry or offering services or products related to the semiconductor industry. Semiconductors support equipment that allows your personal computers, mobile phones, VCRs, DVD players, automobiles, stereos, personal digital assistants, home appliances, and some children's toys to function. Semiconductors are the microchips and microprocessors that enable electronic devices to process millions of bits of data in a fraction of a second. These chips and processors are also responsible for remembering the information stored in your electronic devices after you turn them off. Semiconductors were the critical factor that ignited the computer industry revolution and they are the key to the development of almost every technology today. Without continued development in this industry, technological tools will go no further.

   The pace of change in the semiconductor industry is rapid, driven by fierce competition and ever-improving technology. Innovations are constantly improving chips and enable them to perform ever more powerful computing tasks at ever increasing speeds.

   The emergence of a global, networked economy that values rapid exchanges of information is changing the face of the industry. The development of the networking infrastructure, the proliferation of the Internet and wireless communications and the need for greater bandwidth all suggest continued demand for semiconductor devices upon which the information age relies.


   While the worldwide semiconductor market is expected to decline 26 percent in 2001, the worldwide automotive semiconductor market could grow 7 percent in 2001, according to Dataquest Inc., a unit of Gartner, Inc. (Source: Gartner Dataquest, 9/24/01) According to a Semiconductor Industry Association (SIA) report issued October 1, 2001, the terrorist attacks on the United States on September 11, 2001 may cause lower sales in the near-term due to short-term logistical issues; however, SIA believes that sequential quarterly growth should occur in the future. SIA estimates that traditional holiday sales of personal computers, communications products and a variety of hand held devices could accelerate year-end demand for a broad range of semiconductors.


   There is no assurance that these trends will continue or that expectations will actually occur. This investment could be adversely affected if these trends do not continue or if current expectations are not realized. Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.




PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                COMMUNICATIONS EQUIPMENT
        119       Brocade Communications Systems, Inc.     $        24.170            0.00%          $   2,876.23
        429       Motorola, Inc.                                    17.580            0.91               7,541.82
        197       QUALCOMM, Inc.                                    50.550            0.00               9,958.35
                COMPUTERS SOFTWARE/SERVICES
        106       Synopsys, Inc.                                    43.310            0.00               4,590.86
                ELECTRONIC PRODUCTION EQUIPMENT
        176       Applied Materials, Inc.                           33.640            0.00               5,920.64
         90       DuPont Photmasks, Inc.                            32.670            0.00               2,940.30
        160       KLA-Tencor Corporation                            36.630            0.00               5,860.80
        185       Novellus Systems, Inc.                            31.640            0.00               5,853.40
        129       Photronics, Inc.                                  23.000            0.00               2,967.00
        197       Teradyne, Inc.                                    22.920            0.00               4,515.24
                ELECTRONICS-INSTRUMENT
        126       Alpha Industries, Inc.                            22.720            0.00               2,862.72
                SEMICONDUCTORS
        293       Advanced Micro Devices, Inc.                      10.230            0.00               2,997.39
        180       Altera Corporation                                20.450            0.00               3,681.00
         73       Analog Devices, Inc.                              40.000            0.00               2,920.00
        151       Broadcom Corporation                              29.840            0.00               4,505.84
        250       Cypress Semiconductor Corporation                 18.030            0.00               4,507.50
+       323       Infineon Technologies AG                          14.070            3.74               4,544.61
        110       Integrated Device Technology, Inc.                26.880            0.00               2,956.80
        185       Intel Corporation                                 24.380            0.33               4,510.30
        245       Linear Technology Corporation                     39.350            0.41               9,640.75
        334       LSI Logic Corporation                             15.800            0.00               5,277.20
        101       Maxim Integrated Products, Inc.                   44.500            0.00               4,494.50
        139       Microchip Technology, Inc.                        31.750            0.00               4,413.25
        130       Micron Technology, Inc.                           23.140            0.00               3,008.20
        169       National Semiconductor Corporation                26.990            0.00               4,561.31
         75       NVIDIA Corporation                                40.250            0.00               3,018.75
        189       RF Micro Devices, Inc.                            23.530            0.00               4,447.17
        133       Semtech Corporation                               34.900            0.00               4,641.70
+       170       STMicroelectronics N.V.                           26.250            0.11               4,462.50
        248       Texas Instruments, Inc.                           30.340            0.28               7,524.32
        207       TriQuint Semiconductor, Inc.                      17.470            0.00               3,616.29
        127       Xilinx, Inc.                                      29.880            0.00               3,794.76
----------                                                                                          -------------
      5,746                                                                                         $  149,411.50
==========                                                                                          =============


See "Notes to Portfolios".




TELE-GLOBAL PORTFOLIOS

   Each Portfolio seeks to provide capital appreciation potential by investing in stocks of domestic and foreign companies that focus on various aspects of the global telecommunications industry. The telecommunications industry includes firms that provide products or services used in transmitting information from one place to another, including companies that design and manufacture the equipment used to send information as well as companies that use this equipment to provide services to customers.

   Many people use devices every day that connect people with one another. Technological advances are enabling people to communicate locally and globally through various mediums and often at relatively low costs. Developments in the telecommunications industry are spreading throughout various parts of the world with the convergence of voice, data, and video transmission technologies. Many telecommunications companies are seeking to expand in an effort to become one-stop shops for these services, and provide total solutions for telecommunications needs. There appears to be room for the technology, customer base and service providers to potentially continue to grow.

   A "broadband" connection to the Internet can be thought of as a wide pipeline running into and out of a home or business. In most cases, a cable, telephone or independent service provider has laid that pipeline. Broadband provides speedy connections that can offer access to various applications that can be tedious using a dial-up connection. Cable services may be a possible new revenue source for some telecommunications companies because these services offer a direct connection to homes. Currently, many companies are upgrading existing cable networks to provide broadband interactive services where telephone calls, Internet communications, and cable offerings could all move to the same network. Local, long-distance and cable television operators are now able to enter each other's markets which could blur the lines of distinction between what used to be separate companies.

   Use of cellular phones or personal digital assistants has become common for business and personal use. Wireless business services may enable businesses to improve processes. By providing access to company e-mail, directories and databases as well as external sources of news, the use of wireless devices can effectively turn almost any location into a mobile office. Many believe that businesses will turn to network operators, technology enablers and content and transaction service providers in an effort to make this expansion possible.

   Consolidations, mergers and acquisitions appear to have affected the telecommunications and related industries significantly in recent years. An increasing emphasis on profitability and profit growth could prompt telecommunications providers to pursue the economies of scale and synergistic savings that mergers and acquisitions can potentially provide. Europe may also provide consolidation opportunities in the data and wireless segments as capital market conditions recover.

   Telecommunications is a global industry. The implications of a "networked" world appear to be leading to changes in the way that people work, communicate, and conduct business. The telecommunications industry is an infrastructure, which serves as both a consumer good and a tool for economic efficiency. Greater levels of consumption in the industry may lead to accelerated economic development and economic growth.


   Revenue generated by worldwide mobile service operators may rise from $223 billion in 2001 to $851 billion by 2005 and mobile service operators' revenue potentially could increase 113% between 2001 and 2002, according to a September, 2001 report from Radicati Group. (Source: eMarketer.com, 10/4/01). Ovum, an international research company, estimates that the number of mobile-office users around the world could grow to 137 million by 2004 from 15 million in the year 2000. Wireless point-of-sales (POS) applications may provide an industry-specific example of how new value can be created by improving customer service. On-line access to credit records and customer profiles, for instance, can give companies an edge against competitors. The Yankee Group estimates that there could be 1.1 million such POS terminals in the United States by 2004. (Source: The McKinsey Quarterly, 2001 Number 1, Profit in Wireless B2B, 10/12/01)


   There is no assurance that these trends will continue or that expectations will actually occur. If these trends do not continue or if current expectations are not realized, your investment could be adversely affected. Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   TWO MATURITY OPTIONS. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Portfolio may differ, although the Sponsor does not believe that the composition of the portfolios will differ materially.




SERIES A PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                CELLULAR/WIRELESS TELECOMMS
        305       AT&T Wireless Services, Inc.             $        14.190            0.00%         $    4,327.95
+       497       China Mobile (Hong Kong), Ltd.                    14.930            0.00               7,420.21
        162       Sprint Corporation (PCS Group)                    27.630            0.00               4,476.06
+       329       Vodafone Group Plc                                22.650            0.89               7,451.85
                COMMUNICATIONS EQUIPMENT
        234       Comverse Technology, Inc.                         20.390            0.00               4,771.26
        549       Lucent Technologies, Inc.                          6.830            0.00               3,749.67
        258       Motorola, Inc.                                    17.580            0.91               4,535.64
+       241       Nokia Oyj                                         18.750            1.12               4,518.75
        182       QUALCOMM, Inc.                                    50.550            0.00               9,200.10
                COMPUTERS (NETWORKING)
        274       Cisco Systems, Inc.                               16.210            0.00               4,441.54
                COMPUTERS SOFTWARE/SERVICES
+       175       Check Point Software Technologies, Ltd.           29.820            0.00               5,218.50
         59       VeriSign, Inc.                                    49.940            0.00               2,946.46
                ELECTRONICS - SEMICONDUCTORS
        125       BroadCom Corporation                              29.840            0.00               3,730.00
        132       Linear Technology Corporation                     39.350            0.41               5,194.20
+       113       STMicroelectronics N.V.                           26.250            0.13               2,966.25
        248       Texas Instruments, Inc.                           30.340            0.28               7,524.32
                ENTERTAINMENT
         91       AOL Time Warner, Inc.                             33.500            0.00               3,048.50
                TELEPHONE
         74       ALLTEL Corporation                                59.990            2.20               4,439.26
        194       Broadwing, Inc.                                   15.330            0.00               2,974.02
        159       Qwest Communications International, Inc.          18.900            0.26               3,005.10
         68       SBC Communications, Inc.                          43.870            2.34               2,983.16
         86       Verizon Communications, Inc.                      52.210            2.95               4,490.06
                TELEPHONE LONG DISTANCE
        226       AT&T Corporation                                  19.200            0.78               4,339.20
        126       BCE, Inc.                                         23.630            5.08               2,977.38
+       381       Deutsche Telekom AG                               15.950            2.99               6,076.95
+       271       NIPPON Telegraph and
                    Telephone Corporation                           21.560            0.81               5,842.76
        190       Sprint Corporation                                23.600            2.12               4,484.00
+       224       Telefonica, S.A.                                  34.020            0.00               7,620.48
+       223       Telefonos de Mexico S.A. de CV                    33.030            2.92               7,365.69
        211       WorldCom, Inc.-WorldCom Group                     14.030            0.00               2,960.33
                WATER UTILITIES
+        98       Vivendi Universal, S.A.                           45.850            1.65               4,493.30
----------                                                                                          -------------
      6,505                                                                                         $  149,572.95
==========                                                                                          =============

See "Notes to Portfolios".


SERIES B PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                CELLULAR/WIRELESS TELECOMMS
        305       AT&T Wireless Services, Inc.             $        14.190            0.00%         $    4,327.95
+       497       China Mobile (Hong Kong), Ltd.                    14.930            0.00               7,420.21
        162       Sprint Corporation (PCS Group)                    27.630            0.00               4,476.06
+       329       Vodafone Group Plc                                22.650            0.89               7,451.85
                COMMUNICATIONS EQUIPMENT
        234       Comverse Technology, Inc.                         20.390            0.00               4,771.26
        549       Lucent Technologies, Inc.                          6.830            0.00               3,749.67
        258       Motorola, Inc.                                    17.580            0.91               4,535.64
+       241       Nokia Oyj                                         18.750            1.12               4,518.75
        182       QUALCOMM, Inc.                                    50.550            0.00               9,200.10
                COMPUTERS (NETWORKING)
        274       Cisco Systems, Inc.                               16.210            0.00               4,441.54
                COMPUTERS SOFTWARE/SERVICES
+       175       Check Point Software Technologies, Ltd.           29.820            0.00               5,218.50
         59       VeriSign, Inc.                                    49.940            0.00               2,946.46
                ELECTRONICS - SEMICONDUCTORS
        125       BroadCom Corporation                              29.840            0.00               3,730.00
        132       Linear Technology Corporation                     39.350            0.41               5,194.20
+       113       STMicroelectronics N.V.                           26.250            0.13               2,966.25
        248       Texas Instruments, Inc.                           30.340            0.28               7,524.32
                ENTERTAINMENT
         91       AOL Time Warner, Inc.                             33.500            0.00               3,048.50
                TELEPHONE
         74       ALLTEL Corporation                                59.990            2.20               4,439.26
        194       Broadwing, Inc.                                   15.330            0.00               2,974.02
        159       Qwest Communications International, Inc.          18.900            0.26               3,005.10
         68       SBC Communications, Inc.                          43.870            2.34               2,983.16
         86       Verizon Communications, Inc.                      52.210            2.95               4,490.06
                TELEPHONE LONG DISTANCE
        226       AT&T Corporation                                  19.200            0.78               4,339.20
        126       BCE, Inc.                                         23.630            5.08               2,977.38
+       381       Deutsche Telekom AG                               15.950            2.99               6,076.95
+       271       NIPPON Telegraph and
                    Telephone Corporation                           21.560            0.81               5,842.76
        190       Sprint Corporation                                23.600            2.12               4,484.00
+       224       Telefonica, S.A.                                  34.020            0.00               7,620.48
+       223       Telefonos de Mexico S.A. de CV                    33.030            2.92               7,365.69
        211       WorldCom, Inc.-WorldCom Group                     14.030            0.00               2,960.33
                WATER UTILITIES
+        98       Vivendi Universal, S.A.                           45.850            1.65               4,493.30
----------                                                                                          -------------
      6,505                                                                                         $  149,572.95
==========                                                                                          =============


See "Notes to Portfolios".


NOTES TO PORTFOLIOS


   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on October 15, 2001 and have a settlement date of October 18, 2001 (see "The Portfolios").

   (2) The market value of each Security is based on the most recent closing sale price as of the close of the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:


                                                                                           PROFIT
                                                                COST TO                   (LOSS) TO
                                                                SPONSOR                    SPONSOR
                                                            --------------             --------------
Biotechnology & Pharmaceutical Portfolio Series A              $149,521                   $   (77)
Biotechnology & Pharmaceutical Portfolio Series B              $149,521                   $   (77)
The Dow 30SM Index Portfolio                                   $149,953                   $    --
Energy Portfolio                                               $149,343                   $    --
Focus Value Portfolio                                          $149,352                   $   (31)
Internet Portfolio Series A                                    $150,352                   $   (75)
Internet Portfolio Series B                                    $150,352                   $   (75)
Consumer Index Portfolio Series A                              $148,615                   $    --
Consumer Index Portfolio Series B                              $148,615                   $    --
High-Tech 35 Index Portfolio Series A                          $150,439                   $   (67)
High-Tech 35 Index Portfolio Series B                          $150,439                   $   (67)
Semiconductor Portfolio                                        $149,485                   $   (73)
Tele-Global Portfolio Series A                                 $149,583                   $   (10)
Tele-Global Portfolio Series B                                 $149,583                   $   (10)



       "+" indicates that the stock is issued by a foreign company.

   (3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the most recent close of trading on the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.





    THE SECURITIES. A brief description of each of the issuers of the Securities is listed below.

    BIOTECHNOLOGY & PHARMACEUTICAL PORTFOLIOS

    Allergan, Inc. Allergan, Inc. provides eye care and specialty pharmaceutical products throughout the world. The company's products are marketed to the eye care pharmaceutical, ophthalmic surgical device, over-the-counter contact lens care, movement disorder, and dermatological markets. Allergan markets its products under brand names such as Alphagan, Botox, and Complete.

    American Home Products Corporation. American Home Products Corporation discovers, develops, manufactures, distributes, and sells pharmaceuticals and consumer healthcare products. The company's products include branded and generic ethical pharmaceuticals, biologicals, nutritionals and animal biologicals and pharmaceuticals.

    AmerisourceBergen Corporation. AmerisourceBergen Corporation, a pharmaceutical services company, distributes pharmaceutical products and services. The company provides its products and services to the hospital systems/acute care market, alternative care facilities, and independent community pharmacies.

    Amgen, Inc. Amgen Inc. discovers, develops, manufactures, and markets human therapeutics based on cellular and molecular biology. The company focuses its research on secreted protein and small molecule therapeutics, with particular emphasis on neuroscience and cancer. Amgen concentrates on the areas of hematology, cancer, infectious disease, endocrinology, neurobiology, and inflammation.

    Aventis SA. Aventis SA manufactures life sciences products. The company produces pharmaceutical and agricultural products such as prescription drugs, vaccines, therapeutic proteins, diagnostic products, herbicides, insecticides, fungicides, animal medications, and animal feeds. Through its interest in Messer Group, Aventis produces industrial gases.

    Barr Laboratories, Inc. Barr Laboratories, Inc. develops, manufactures, and markets generic and proprietary prescription pharmaceuticals. The company's products are concentrated on oncology, female health care, cardiovascular, anti-infectives, pain management, and psychotherapeutics.

    Baxter International, Inc. Baxter International, Inc. develops, manufactures, and markets products and technologies related to the blood and circulatory systems. The company also researches, develops, manufactures, and sells vaccines for the prevention of infectious diseases. Baxter conducts operations in North America, Asia, Europe, Japan, and Latin America.

    Biomet, Inc. Biomet, Inc. and its subsidiaries design, manufacture, and market products used primarily by orthopedic medical specialists in both surgical and non-surgical therapy. The company's products include reconstructive and fixation devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, general surgical instruments, and other products sold worldwide.

    Biovail Corporation. Biovail Corporation is a full-service pharmaceutical company involved in the formulation, clinical testing, registration, manufacturing, and marketing of oral controlled-release products. The company applies its drug delivery technologies to drug compounds to develop both branded and generic products, which are sold throughout North America.

    Cardinal Health, Inc. Cardinal Health, Inc. provides complementary products and services to healthcare providers and manufacturers. The company's services include pharmaceutical distribution, health-care product manufacturing, distribution and consulting services, drug delivery systems development, pharmaceutical packaging, automated dispensing systems manufacturing, and retail pharmacy franchising.

    Cephalon, Inc. Cephalon, Inc. discovers, develops, and markets biopharmaceutical products to treat neurological disorders and cancer. The company's PROVOGIL treats excessive daytime sleepiness associated with narcolepsy.

    Cerner Corporation. Cerner Corporation designs, develops, markets, installs, and supports information technology and content solutions for healthcare organizations and consumers. The company's systems, implemented on a member or patient, accumulate data on care provided and provide access for users of clinical information.

    Forest Laboratories, Inc. Forest Laboratories, Inc. develops, manufactures, and sells both branded and generic forms of ethical products which require a physician's prescription. The company also manufactures non-prescription pharmaceutical products sold over-the-counter, which are used for the treatment of a wide range of illnesses. Forest's products are marketed in the United States and eastern Europe.

    Genentech, Inc. Genentech, Inc., a biotechnology company, discovers, develops, manufactures, and markets human pharmaceuticals. The company markets biotechnology products directly in the United States.

    Genzyme Corporation. Genzyme Corporation develops and markets therapeutic and surgical products, as well as diagnostic services and products. The company also develops and markets biological products and devices for orthopedic injuries and severe burns. Genzyme markets its products directly to physicians, hospitals, and treatment centers around the world.

    Gilead Sciences, Inc. Gilead Sciences, Inc. discovers, develops, and commercializes therapeutics for viral diseases. The company markets VISTIDE for the treatment of CMV retinitis, a sight-threatening viral infection in patients with AIDS. Gilead is also developing products to treat diseases caused by HIV, hepatitis B virus, and influenza virus.

    HCA, Inc. HCA, Inc. operates hospitals and other healthcare facilities. The company currently operates general, acute care hospitals, and psychiatric hospitals that offer a variety of services. HCA's facilities are located in the United States, England, and Switzerland.

    IDEC Pharmaceuticals Corporation. IDEC Pharmaceuticals Corporation, a biopharmaceutical company, researches, develops, and commercializes targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases. The company's Rtuxan product treats certain B-cell NHLs. IDEC also develops products for the treatment of certain solid tumor cancers and various autoimmune diseases.

    Immunex Corporation. Immunex Corporation is a biopharmaceutical company that discovers, develops, manufactures, and markets therapeutic products. The company's products are used to treat human diseases, including cancer, infectious diseases, and immunological disorders. Immunex sells its products around the world.

    Johnson & Johnson. Johnson & Johnson manufactures health care products and provides related services for the consumer, pharmaceutical, and medical devices and diagnostics markets. The company sells products such as skin and hair care products, acetaminophen products, pharmaceuticals, diagnostic equipment, and surgical equipment in countries located around the world.

    King Pharmaceuticals, Inc. King Pharmaceuticals, Inc. manufactures, markets, and sells primarily branded prescription pharmaceutical products. The company markets its products to general/family practitioners and internal medicine physicians and hospitals across the United States. King also provides contract manufacturing for a number of pharmaceutical and biotechnology companies.


    Medarex, Inc. Medarex, Inc. is a biopharmaceutical company developing antibody-based therapeutics to fight cancer and life-threatening and debilitating diseases. The company has several products in clinical development for the treatment of cancers and leukemia, autoimmune diseases, and ophthalmic conditions. Medarex also creates and develops human antibodies for itself and others.

    MedImmune, Inc. MedImmune, Inc. develops and markets products that address medical needs in areas such as infectious diseases, transplantation medicine, autoimmune diseases and cancer. The company currently sells Synagis, RespiGam, and CytoGam primarily in the United States.

    Myriad Genetics, Inc. Myriad Genetics, Inc. develops and commercializes genes involved in major common diseases including cancer, cardiovascular disease, and central nervous system disorders. The company licenses non-exclusive access to its ProNet technology to pharmaceutical companies for use in identifying novel proteins and their bio-chemical pathways which may lead to the development of new therapeutics.

    Pfizer, Inc. Pfizer, Inc. is a research-based, global pharmaceutical company that discovers, develops, manufactures, and markets medicines for humans and animals. The company's products include prescription pharmaceuticals, non-prescription self-medications, and animal health products such as anti-infective medicines and vaccines.

    Serono SA. Serono SA develops and markets pharmaceutical products used in the treatment of infertility, multiple sclerosis, and growth hormone deficiencies. The company's products include Ovidril and Luveris fertility hormone treatments, Rebif multiple sclerosis treatment, and Serostim and Saizen growth hormone treatments. Serono operates in approximately 45 countries worldwide.

    Tenet Healthcare Corporation. Tenet Healthcare Corporation, through its subsidiaries, owns or operates general hospitals and related health care facilities serving communities in the United States. The company operates rehabilitation hospitals, specialty hospitals, long-term care facilities, psychiatric facilities, and medical office buildings near its general hospitals, as well as ancillary health care businesses.

    Teva Pharmaceutical Industries, Ltd. Teva Pharmaceutical Industries, Ltd. manufactures pharmaceuticals and hospital supplies. The company produces antibiotics, oncological products, Alpha D3 for treatment of post-menopausal bone loss in women, and Copazone for treatment of multiple sclerosis. Teva also manufactures veterinary products and disposable hospital supplies.

    UnitedHealth Group, Inc. UnitedHealth Group, Inc. owns and manages organized health systems in the United States and internationally. The company provides employers products and resources to plan and administer employee benefit programs. UnitedHealth also serves the health needs of older Americans, provides specialized care services, and provides health care information and research to providers and payers.

    THE DOW 30SM INDEX PORTFOLIO

    Alcoa, Inc. Alcoa, Inc. produces primary aluminum, fabricated aluminum, and alumina, and participates in mining, refining, smelting, fabricating, and recycling. The company serves customers worldwide primarily in the transportation, packaging, building, and industrial markets with a wide variety of fabricated and finished products.

    American Express Company. American Express Company, through its subsidiaries, provides travel-related, financial advisory, and international banking services around the world. The company's products include the American Express Card, the Optima Card, and American Express Travelers Cheque.

    AT&T Corporation. AT&T Corporation offers communication services and products. The company provides voice, data, and video telecommunications services to consumers, large and small businesses, and government entities. AT&T and its subsidiaries furnish regional, domestic, international, and local telecommunication services. The company also provides cellular telephone and wireless services, as well as other services.

    Boeing Company. Boeing Company, together with its subsidiaries, develops, produces, and markets commercial jet aircraft, as well as provides related support services to the commercial airline industry worldwide. The company also researches, develops, produces, modifies, and supports information, space, and defense systems, including military aircraft, helicopters and space and missile systems.

    Caterpillar, Inc. Caterpillar, Inc. designs, manufactures, and markets construction, mining, agricultural, and forestry machinery. The company also manufactures engines and other related parts for its equipment, and offers financing and insurance. Caterpillar distributes its products through a worldwide organization of dealers.

    Citigroup, Inc. Citigroup, Inc. is a diversified financial services holding company that provides a broad range of financial services to consumer and corporate customers around the world. The company's services include investment banking, retail brokerage, corporate banking, and cash management products and services.

    Coca-Cola Company. Coca-Cola Company manufactures, markets, and distributes soft drink concentrates and syrups. The company also distributes and markets juice and juice-drink products. Coca-Cola distributes its products under brand names such as Coca-Cola, Minute Maid, and Sprite to retailers and wholesalers in the United States and internationally.

    Du Pont (E.I.) de Nemours and Company. Du Pont (E.I.) de Nemours and Company is a global chemical and life sciences company, with businesses in high-performance materials, specialty chemicals, pharmaceuticals, and biotechnology. The company sells its products to the transportation, textile, construction, automotive, agricultural, hybrid seeds, nutrition and health, pharmaceuticals, packaging, and electronics markets.

    Eastman Kodak Company. Eastman Kodak Company develops, manufactures, and markets consumer, professional, health, and other imaging products and services. The company's imaging systems include films, photographic papers, processing services, photographic chemicals, cameras, and projectors. Kodak also develops digital camera systems which do not use silver halide film technology.

    Exxon Mobil Corporation. Exxon Mobil Corporation operates petroleum and petrochemicals businesses on a worldwide basis. The company's operations include exploration and production of oil and gas, electric power generation, and coal and minerals operations. Exxon Mobil also manufactures and markets fuels, lubricants, and chemicals.

    General Electric Company. General Electric Company develops, manufactures, and markets products for the generation, distribution, and utilization of electricity. The company, through General Electric Capital Services, Inc., offers a variety of financial services including mutual fund management, financing, asset management, and insurance. General Electric also owns the National Broadcasting Company.

    General Motors Corporation. General Motors Corporation manufactures and sells vehicles worldwide under the Chevrolet, Buick, Cadillac, Oldsmobile, Pontiac, Saturn, and GMC names. The company also has financing and insurance operations. In addition, General Motors produces products and provides services in other industries such as satellite and wireless communications.

    Hewlett-Packard Company. Hewlett-Packard Company provides imaging and printing systems, computing systems, and information technology services for business and home. The company's products include laser and inkjet printers, scanners, copiers and faxes, personal computers, workstations, storage solutions, and other computing and printing systems. Hewlett-Packard sells its products worldwide.

    Home Depot, Inc. Home Depot, Inc. sells building materials and home improvement products. The company's stores sell plumbing, heating and electrical supplies, lumber, floor and wall coverings, hardware, tools, paint, and lawn and garden products. Home Depot operates in North and South America.

    Honeywell International, Inc. Honeywell International, Inc. is a diversified technology and manufacturing company with operations around the world. The company provides aerospace products and services, control technologies, automotive products, and power generation systems. Honeywell also provides specialty chemicals, fibers, plastics, and electronic and advanced materials.

    Intel Corporation. Intel Corporation designs, manufactures, and sells computer components and related products. The company's major products include microprocessors, chipsets, embedded processors and microcontrollers, flash memory products, graphics products, network and communications products, systems management software, conferencing products, and digital imaging products.

    International Business Machines Corporation. International Business Machines Corporation provides customer solutions through the use of advanced information technology. The company's solutions include technologies, systems, products, services, software, and financing. IBM offers its products through its global sales and distribution organization, as well as through a variety of third party distributors and resellers.

    International Paper Company. International Paper Company produces and distributes printing paper, packaging, forest products, and chemical products. The company operates specialty businesses in global markets as well as a broadly based distribution network. International Paper exports its products worldwide.

    J.P. Morgan Chase & Company. J.P. Morgan Chase & Company provides global financial services under the J.P. Morgan brand and retail banking under the Chase brand. The company provides services such as investment banking, treasury and securities services, asset management, private banking, cardmember services, commercial banking, and home finance. J.P. Morgan Chase serves business enterprises, institutions, and individuals.

    Johnson & Johnson. Johnson & Johnson manufactures health care products and provides related services for the consumer, pharmaceutical, and medical devices and diagnostics markets. The company sells products such as skin and hair care products, acetaminophen products, pharmaceuticals, diagnostic equipment, and surgical equipment in countries located around the world.

    McDonald's Corporation. McDonald's Corporation develops, operates, franchises and services a worldwide system of restaurants. These restaurants prepare, assemble, package and sell a limited menu of quickly-prepared, moderately-priced foods. The company operates restaurants in the United States and worldwide. Food items include hamburgers, chicken, salads, breakfast foods, and beverages.

    Merck & Company, Inc. Merck & Company, Inc. is a global pharmaceutical company that discovers, develops, manufactures, and markets a broad range of human and animal health products. The company also provides pharmaceutical benefit services. Merck's products include Zocor, a treatment for elevated cholesterol, Pepcid anti-ulcerant, Primaxin antibiotic, and Propecia, a treatment for male pattern hair loss.

    Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. Microsoft also develops the MSN network of Internet products and services.

    Minnesota Mining and Manufacturing Company. Minnesota Mining and Manufacturing Company is a technology company with operations in electronics, telecommunications, industrial, consumer and office, health care, safety, and other markets. The company's businesses share technologies, manufacturing operations, brands, marketing channels, and other resources. 3M serves customers in countries located around the world.

    Philip Morris Companies, Inc. Philip Morris Companies Inc., through its subsidiaries, manufactures and sells a variety of consumer products. The company provides tobacco products, as well as packaged foods such as cheese, processed meat products, coffee, and grocery products. Philip Morris also provides a variety of beer and brewed non-alcoholic beverages. The company's products are sold worldwide.

    Procter & Gamble Company. Procter & Gamble Company manufactures and markets consumer products in countries throughout the world. The company provides products in the laundry and cleaning, paper, beauty care, food and beverage, and health care segments. Procter & Gamble's products include Pampers diapers, Tide laundry detergent, PUR drinking water systems, Crest toothpaste, and Vicks cough/cold products.

    SBC Communications, Inc. SBC Communications, Inc. provides communications services in the United States and in other countries. The company provides local and long-distance phone service, wireless and data communications, paging, Internet access and messaging cable and satellite television, security services, and telecommunications equipment. SBC also provides directory advertising and publishing.

    United Technologies Corporation. United Technologies Corporation provides high-technology products and support services to customers in the aerospace and building industries worldwide. The company's products include Pratt & Whitney aircraft engines, Otis elevators and escalators, Carrier heating and air conditioning, Sikorsky helicopters, Hamilton Sundstrand aerospace systems, and International Fuel Cell systems.

    Wal-Mart Stores, Inc. Wal-Mart Stores, Inc. operates discount stores and Supercenters, as well as Sam's Clubs. The company's Wal-Mart discount stores and Supercenters offer merchandise such as apparel, housewares, small appliances, electronics, and hardware. Wal-Mart operates in the United States, Canada, Argentina, Brazil, Germany, Mexico, Korea, United Kingdom, and Puerto Rico.

    Walt Disney Company. Walt Disney Company, an entertainment company, conducts operations in media networks, studio entertainment, theme parks and resorts, consumer products, and Internet and direct marketing. The company produces motion pictures, television programs, and musical recordings, as well as publishes books and magazines. Disney also operates ABC radio and television and theme parks.

    ENERGY PORTFOLIO

    Amerada Hess Corporation. Amerada Hess Corporation and its subsidiaries explore for, produce, purchase, transport, and sell crude oil and natural gas. The company also manufactures, purchases, transports, and markets refined petroleum products. Amerada Hess' exploration and production activities are located primarily in the United States, United Kingdom, Norway, and Gabon.

    Anadarko Petroleum Corporation. Anadarko Petroleum Corporation is an independent oil and gas exploration and production company with operations in the United States and other countries. The company operates in Texas, Louisiana, the Mid-Continent and Rocky Mountain regions, Alaska, and the Gulf of Mexico. Anadarko also operates in Canada, Algeria, Tunisia, West Africa, Venezuela, Oman, Qatar, and the North Atlantic.

    Apache Corporation. Apache Corporation explores for and produces natural gas, crude oil, and natural gas liquids. The company has operations in North America, Egypt, Western Australia, Poland, and the People's Republic of China.

    Baker Hughes, Inc. Baker Hughes, Inc. supplies reservoir-centered products, services, and systems to the worldwide oil and gas industry. The company provides products and services for oil and gas exploration, drilling, completion, and production. Baker Hughes also manufactures and markets a variety of roller cutter bits and fixed cutter diamond bits.

    BJ Services Company. BJ Services Company provides pressure pumping and other oilfield services for the petroleum industry. The company's pressure pumping services consist of cementing and stimulation services used in the completion of new oil and natural gas wells, and in remedial work on existing wells, both onshore and offshore. Other services include product and equipment sales and inspection.

    BP Plc. BP Plc is an oil and petrochemicals company. The company explores for and produces oil and natural gas, refines, markets, and supplies petroleum products, generates solar energy, and manufactures and markets chemicals. BP's chemicals include terephthalic acid, acetic acid, acrylonitrile, ethylene and polyethylene. The company has operations in over 100 countries.

    Burlington Resources, Inc. Burlington Resources, Inc., through its principal subsidiaries, explores for, produces, and markets crude oil and natural gas. The company's reserves are primarily natural gas, located in North America. Burlington Resources also explores and develops fields in the Northwest European Shelf, North Africa, Latin America, the Far East, and West Africa.

    ChevronTexaco Corporation. ChevronTexaco Corporation is an integrated energy company with operations in countries located around the world. The company conducts operations in oil and gas exploration and production, oil and gas refining and marketing, power, and chemical manufacturing. ChevronTexaco markets petroleum products under brand names such as Chevron, Texaco, Caltex, Havoline, and Delo.

    Conoco, Inc. Conoco, Inc. explores for, produces, and sells crude oil, natural gas, and natural gas liquids. The company's downstream activities include refining crude oil and other feedstocks into petroleum products, buying and selling crude oil and refined products, and transporting, distributing, and marketing petroleum products. Conoco operates in countries throughout the world.

    Diamond Offshore Drilling, Inc. Diamond Offshore Drilling, Inc. drills offshore oil and gas wells on a contract basis. The company is a world-wide deep water driller with a fleet of offshore rigs, consisting of semisubmersibles, jack-ups, and drillships.

    ENSCO International, Inc. ENSCO International, Inc. is an international offshore contract drilling company. The company also provides marine transportation services in the Gulf of Mexico.

    Exxon Mobil Corporation. Exxon Mobil Corporation operates petroleum and petrochemicals businesses on a worldwide basis. The company's operations include exploration and production of oil and gas, electric power generation, and coal and minerals operations. Exxon Mobil also manufactures and markets fuels, lubricants, and chemicals.

    Global Marine, Inc. Global Marine, Inc. provides offshore drilling services on a dayrate basis and offshore drilling management services on a turnkey basis. The company's fleet consists of cantilevered jackups, semisubmersibles, and drillships. Global Marine conducts business operations in the United States, Gulf of Mexico, West Africa, and North Sea.

    Halliburton Company. Halliburton Company provides energy services and engineering and construction services, as well as manufactures products for the energy industry. The company offers discrete services and products and integrated solutions to customers in the exploration, development, and production of oil and natural gas.

    Nabors Industries, Inc. Nabors Industries, Inc. is a land drilling contractor, and also performs well servicing and workovers. The company conducts oil, gas, and geothermal land drilling operations in the continental United States, Alaska, and Canada, as well as in South and Central America and the Middle East. Nabors' well-site services include oilfield management, well logging, and other support services.

    Occidental Petroleum Corporation. Occidental Petroleum Corporation explores for, develops, produces, and markets crude oil and natural gas. The company also manufactures and markets a variety of basic chemicals, including chlorine, caustic soda, polyvinyl chloride, vinyl chloride monomer, and ethylene dichloride, as well as specialty chemicals. Occidental also has an interest in petrochemicals.

    Phillips Petroleum Company. Phillips Petroleum Company is an integrated oil company which operates in several business segments. The company explores for and produces petroleum world-wide, gathers and processes natural gas, manufactures and markets petrochemicals and plastics, and refines, markets, and transports petroleum products.

    Rowan Companies, Inc. Rowan Companies, Inc. performs contract drilling of oil and gas wells in the United States and internationally. The company also provides aviation services, as well as operates a mini-steel mill, a heavy equipment manufacturing plant, and a marine rig construction yard.

    Royal Dutch Petroleum Company. Royal Dutch Petroleum Company owns 60% of the Royal Dutch/Shell Group of companies. Through this interest, the company explores for, produces, refines, and markets petroleum products, manufactures chemicals, and produces solar cells.

    Santa Fe International Corporation. Santa Fe International Corporation is an international offshore and land contract driller. The company owns and operates a fleet consisting of marine and land drilling rigs located in various countries throughout the world. Santa Fe also provides drilling related services to the petroleum industry, including third-party rig operations, incentive drilling, and management services.

    Schlumberger, Ltd. Schlumberger, Ltd. provides oilfield services, resource management services, and technology products, services, and systems. The company offers seismic data acquisition, well construction and productivity services, wireline logging, and other oilfield services. Schlumberger also provides professional business services to utilities, energy service providers, and other industries.

    Smith International, Inc. Smith International, Inc. supplies products and services to the oil and gas exploration and production industry. The company's products and services include drilling and completion fluid systems, solids control equipment, waste management services, three-cone drill bits, diamond drill bits, fishing services, drilling tools, underreamers, sidetracking systems, and liner hangers.

    Transocean Sedco Forex, Inc. Transocean Sedco Forex, Inc. is an offshore drilling contractor. The company's fleet of rigs is located throughout the world's major oil and gas drilling regions, including the United States Gulf of Mexico, Canada, Brazil, the United Kingdom, Norway, Africa, the Middle East, and Asia. Transocean Sedco Forex specializes in deepwater and harsh environment drilling services.

    Unocal Corporation. Unocal Corporation is an oil and gas exploration and production company with operations in Asia and the United States Gulf of Mexico and interests in Canada. The company also supplies steam for the generation of electricity to power plants, conducts oil and natural gas commodity trading, and has mining operations. In addition, Unocal provides fertilizers and green petroleum coke.

    USX-Marathon Group. USX-Marathon Group, a business unit of USX Corporation, includes Marathon Oil Company and certain other subsidiaries of USX. The group explores for, produces, transports, and markets crude oil and natural gas worldwide. Marathon also refines, markets, and transports petroleum products in the United States.

    Weatherford International, Inc. Weatherford International, Inc. provides equipment and services used for the drilling, completion, and production of oil and natural gas wells. The company offers drilling and intervention services, completion systems, artificial lift systems, and compression services. Weatherford conducts operations in substantially all of the oil and natural gas producing regions in the world.

    FOCUS VALUE PORTFOLIO

    A.G. Edwards, Inc. A.G. Edwards, Inc., through its subsidiaries, provides securities and commodities brokerage services. The company also offers asset management, insurance, trust, investment banking, and other related financial services. A.G. Edwards markets its services to individual, corporate, government, and institutional clients throughout the United States.

    Aetna, Inc. Aetna, Inc. provides healthcare and related benefits, serving health care members, dental members, and group insurance customers. The company provides health care, dental, vision, pharmacy, group life, disability, and long term care coverage. Aetna serves customers throughout the United States.

    Allstate Corporation. Allstate Corporation, through its subsidiaries, provides property-liability insurance, as well as other types of insurance in the United States and Canada. The company primarily sells private passenger automobile and homeowners insurance through independent and specialized brokers. Allstate also sells life insurance, annuity, and group pension products through agents.

    American Power Conversion Corporation. American Power Conversion Corporation and its subsidiaries design, develop, manufacture, and market uninterruptible power supply products. The company's products, including electrical surge protection devices, power conditioning products, and associated software, are designed for use with personal computers, engineering work stations, networking equipment, and other electronic equipment.

    AT&T Corporation. AT&T Corporation offers communication services and products. The company provides voice, data, and video telecommunications services to consumers, large and small businesses, and government entities. AT&T and its subsidiaries furnish regional, domestic, international, and local telecommunication services. The company also provides cellular telephone and wireless services, as well as other services.

    Bank of America Corporation. Bank of America Corporation is a bank holding company and a financial holding company. The company provides a diversified range of banking and nonbanking financial services and products both domestically and internationally. The company provides consumer and commercial banking, asset management, global corporate and investment banking, and equity investments.

    Boston Scientific Corporation. Boston Scientific Corporation develops, manufactures, and markets minimally invasive medical devices. The company's products are used in cardiology, electrophysiology, gastroenterology, neuro-endovascular therapy, pulmonary medicine, radiology, urology, and vascular surgery. Boston Scientific's products are used to diagnose and treat a wide range of medical problems.

    Computer Sciences Corporation. Computer Sciences Corporation provides consulting and information technology (IT) services to industry and government. The company provides consulting, systems design and integration, IT and business process outsourcing, applications software, and Web and application hosting. Computer Sciences operates locations around the world.

    Dana Corporation. Dana Corporation engineers, manufactures, and distributes components and systems for worldwide automotive, heavy truck, off-highway, engine, and industrial markets. The company also provides leasing services in selected markets.

    Delta Air Lines, Inc. Delta Air Lines, Inc. provides scheduled air transportation for passengers, freight, and mail over a network of routes throughout the United States and internationally. The company operates a low-fare, leisure-oriented air transportation service, as well as a connection program with other air carriers. Delta also operates a computer reservation system through a subsidiary.

    Du Pont (E.I.) de Nemours and Company. Du Pont (E.I.) de Nemours and Company is a global chemical and life sciences company, with businesses in high-performance materials, specialty chemicals, pharmaceuticals, and biotechnology. The company sells its products to the transportation, textile, construction, automotive, agricultural, hybrid seeds, nutrition and health, pharmaceuticals, packaging, and electronics markets.

    ENSCO International, Inc. ENSCO International, Inc. is an international offshore contract drilling company. The company also provides marine transportation services in the Gulf of Mexico.

    Federated Department Stores, Inc. Federated Department Stores, Inc., operates department stores in the United States. The company's stores include Bloomingdale's, The Bon Marche, Burdines, Goldsmith's, Lazarus, Macy's, Rich's, and Stern's. Federated also operates direct mail catalog and electronic commerce subsidiaries.

    Ford Motor Company. Ford Motor Company designs, manufactures, and services cars and trucks. The company also provides vehicle-related financing, leasing, and insurance through Ford Motor Credit Company. In addition, Ford provides the rental of cars, trucks, and industrial and construction equipment through The Hertz Corporation.

    Harrah's Entertainment, Inc. Harrah's Entertainment, Inc. operates casinos, casino/hotels, and riverboat casino facilities in the United States. The company operates its facilities under the Harrah's, Showboat, and Rio brands.

    HEALTHSOUTH Corporation. HEALTHSOUTH Corporation provides outpatient surgery and rehabilitative healthcare services. The company operates a network of inpatient and outpatient rehabilitation facilities such as outpatient surgery centers, diagnostic centers, and occupational health centers. HEALTHSOUTH operates throughout the United States and in the United Kingdom and Australia.

    International Paper Company. International Paper Company produces and distributes printing paper, packaging, forest products, and chemical products. The company operates specialty businesses in global markets as well as a broadly based distribution network. International Paper exports its products worldwide.

    KeyCorp. KeyCorp is a financial services holding company. The company provides investment management, retail and commercial banking, consumer finance, and investment banking products and services. KeyCorp's principal lines of business include corporate capital, consumer finance, community banking, and capital partners.

    Lehman Brothers Holdings, Inc. Lehman Brothers Holdings, Inc. is an investment banking firm. The company's activities include capital raising for clients through securities underwriting and direct placements, corporate finance, merchant banking, securities sales and trading, research services and private client services. Lehman Brothers operates worldwide.

    Lucent Technologies, Inc. Lucent Technologies, Inc. designs, builds, and delivers a wide range of public and private networks, communications systems and software, and data networking systems. The company also designs, builds, and delivers business telephone systems and microelectronic components. Lucent conducts its research and development activities through Bell Laboratories.

    Macromedia, Inc. Macromedia, Inc. develops, markets, and supports software products and technologies for the Web. The company's Web publishing products enable designers and developers to create interactive Web experiences for e-commerce, entertainment, news, and information.

    Magna International, Inc. Magna International, Inc. designs, develops, and manufactures automotive systems, assemblies and components, and engineers and assembles complete vehicles. The company sells its products primarily to original equipment manufacturers.

    McDonald's Corporation. McDonald's Corporation develops, operates, franchises and services a worldwide system of restaurants. These restaurants prepare, assemble, package and sell a limited menu of quickly-prepared, moderately-priced foods. The company operates restaurants in the United States and worldwide. Food items include hamburgers, chicken, salads, breakfast foods, and beverages.

    Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. Microsoft also develops the MSN network of Internet products and services.

    Motorola, Inc. Motorola, Inc. provides integrated communications solutions and embedded electronic solutions. The company offers software-enhanced wireless telephones, two-way radios, messaging and satellite communications products and systems, as well as networking and Internet-access products. Customers include consumers, network operators, and commercial, government, and industrial customers.

    NSTAR. NSTAR provides regulated electric and gas utility services. The company is also involved in telecommunications and other non-regulated activities. NSTAR, through Boston Edison Company, Cambridge Electric Company, Commonwealth Electric Light Company, and Commonwealth Gas Company, serves customers throughout Massachusetts.

    Phelps Dodge Corporation. Phelps Dodge Corporation produces copper, carbon black, and magnet wire. The company has operations and investments in mines and manufacturing facilities in various countries around the world.

    Prime Group Realty Trust. Prime Group Realty Trust is a real estate investment trust (REIT). The Trust is a fully-integrated, self-administered and self-managed real estate company. The company, through its subsidiaries, owns office, industrial, retail center and parking facility properties.

    Solectron Corporation. Solectron Corporation provides integrated solutions that span the entire product life cycle. The company provides pre-production planning and design, manufacturing, distribution, and end-of-life product service and support to electronics original equipment manufacturers around the world.

    Sprint Corporation. Sprint Corporation provides telecommunications services. The company's principal activities include long distance service, local service, product distribution, and directory publishing activities. Sprint's other activities include emerging businesses, interests in international telecommunications companies, and interest in an Internet service provider.

    Telephone and Data Systems, Inc. Telephone and Data Systems, Inc. is a diversified telecommunications company. The company operates primarily in the cellular, local telephone, and personal communications services markets. Telephone and Data Systems provides telecommunications services throughout the United States.

    Tribune Company. Tribune Company, a media company, conducts operations in publishing, television, radio stations, and interactive ventures. The company publishes newspapers that include the "Chicago Tribune", "The Los Angeles Times", and "Newsday." Tribune also offers a variety of local and national news and information Web sites.

    TXU Corporation. TXU Corporation is an energy services company with multinational operations. The company provides electric and gas services, merchant trading, energy marketing, telecommunications services, and other energy-related services. TXU delivers energy to customers primarily in the state of Texas, the United Kingdom and continental Europe, and Australia.

    UST, Inc. UST, Inc., through its subsidiaries, produces and markets smokeless tobacco products, including Copenhagen, Skoal, and Red Seal. The company also markets wine, sparkling wine, and cigars under brand names such as Columbia Crest, Domain Ste. Michelle, Don Tomas, and Habano Primero.

    W.W. Grainger, Inc. W.W. Grainger, Inc. distributes maintenance, repair and operating supplies, and related information to the commercial, industrial, contractor, and institutional markets in North America. The company's products include motors, HVAC equipment, lighting, hand and power tools, pumps, and electrical equipment.

    INTERNET PORTFOLIOS

    Accenture, Ltd. Accenture, Ltd. provides management and technology consulting services and solutions. The company delivers a range of specialized capabilities and solutions to clients across all industries on a worldwide basis. Accenture's network of businesses provides consulting, technology, outsourcing, alliances, and venture capital.

    Analog Devices, Inc. Analog Devices, Inc. designs, manufactures, and markets integrated circuits used in analog and digital signal processing. The company's products are used in communications, computer, industrial, instrumentation, military/aerospace, automotive, and high-performance consumer electronics applications. Analog Devices sells its products worldwide.

    AOL Time Warner, Inc. AOL Time Warner, Inc. is a global company delivering entertainment, news, and Internet brands across converging media platforms. The company conducts operations in cable systems, interactive services, publishing, music, cable networks, and filmed entertainment. AOL Time Warner's brands include Time Warner Cable, HBO, Turner, America Online, WB, CNN, New Line Cinema, and Time, Inc.

    Apollo Group, Inc. Apollo Group, Inc. provides higher education programs for working adults. The company's subsidiaries include the University of Phoenix, the Institute for Professional Development, the College for Financial Planning, and Western International University. Apollo offers accredited degree programs, certificate programs, and customized training at campuses in the United States and Canada.

    Applied Micro Circuits Corporation. Applied Micro Circuits Corporation designs, develops, manufactures, and markets high-performance, high-bandwidth silicon solutions for the world's communications infrastructure. The company provides products for the automated test equipment, high-speed computing, and military markets.

    BEA Systems, Inc. BEA Systems, Inc. provides e-commerce infrastructure software. The company, along with its e-commerce transaction platform, provides consulting, education, and support services that help companies launch e-commerce initiatives. BEA's systems are used in the commercial and investment banking, securities trading, telecommunications, airlines, retail, and manufacturing industries.

    Broadcom Corporation. Broadcom Corporation provides integrated silicon solutions that enable broadband digital data transmission of voice, data, and video content to the home and within the business enterprise. The company designs, develops, and supplies integrated circuits for cable set-top boxes, cable modems, high-speed networking, direct satellite and digital broadcast, and digital subscriber line.

    Brocade Communications Systems, Inc. Brocade Communications Systems, Inc. provides switching solutions for storage area networks (SAN). The company's switching solutions utilize the fiber channel interconnect protocol. Brocade's family of SilkWorm switches enables a company to manage growth of its data storage requirements, improve the data transfer performance, and increase the size of its SAN.

    Check Point Software Technologies, Ltd. Check Point Software Technologies, Ltd. provides Internet security. The company's secure virtual network (SVN) architecture provides the infrastructure that enables secure and reliable Internet communications. SVN secures business-to-business communications between networks, systems, applications, and users across the Internet, intranets, and extranets.

    CIENA Corporation. CIENA Corporation provides optical networking equipment. The company offers products for tele- and data-communications service providers worldwide. CIENA's customers include long distance carriers, competitive local exchange carriers, Internet service providers, and wholesale carriers. The company offers optical transport, intelligent switching, and multi-service delivery systems.

    Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enterprise and public wide area service provider markets. The company's products offer a variety of end-to-end networking hardware, software, and services. Cisco's clients include utilities, corporations, universities, governments, and small to medium-size businesses worldwide.

    Dell Computer Corporation. Dell Computer Corporation designs, develops, manufactures, markets, services, and supports a variety of computer systems. Computer systems include desktop computer systems, notebook computers, workstations, network servers, and storage products. The company sells its products and services to corporate, government, healthcare, and education customers, as well as individuals.

    EarthLink, Inc. EarthLink, Inc. is an Internet service provider serving individuals and business subscribers. The company provides Internet access, Web hosting, and electronic commerce solutions internationally from various points of presence.

    eBay, Inc. eBay, Inc. is a person-to-person trading community on the Internet. The company's service is used by buyers and sellers for the exchange of personal items such as coins, collectibles, computers, memorabilia, stamps, and toys. eBay is a fully automated, topically arranged 24-hour service on which sellers can list items for sale and buyers can bid on the prices.

    Electronic Arts, Inc. Electronic Arts, Inc. creates, markets, and distributes interactive entertainment software for a variety of hardware platforms. The company markets its products under the Electronic Arts, EA SPORTS, Maxis, ORIGIN, Bullfrog Productions, Westwood Studios, and Jane's Combat Simulations brand names.

    EMC Corporation. EMC Corporation provides enterprise storage systems, software, networks, and services. The company's products store, retrieve, manage, protect, and share information from all major computing environments, including UNIX, Windows NT, and mainframe platforms. EMC operates offices around the world.

    Intel Corporation. Intel Corporation designs, manufactures, and sells computer components and related products. The company's major products include microprocessors, chipsets, embedded processors and microcontrollers, flash memory products, graphics products, network and communications products, systems management software, conferencing products, and digital imaging products.

    International Business Machines Corporation. International Business Machines Corporation provides customer solutions through the use of advanced information technology. The company's solutions include technologies, systems, products, services, software, and financing. IBM offers its products through its global sales and distribution organization, as well as through a variety of third party distributors and resellers.

    Intersil Corporation. Intersil Corporation supplies semiconductors, reference designs, and software for wireless access and communications analog markets. The company applies analog, mixed-signal, and radio frequency, expertise to products that enable wireless access to broadband media, provide power management for personal computers, and convert analog and digital signals in Internet infrastructure.

    Intuit, Inc. Intuit, Inc. develops and markets software products and related services. The company provides software units that allow households and small businesses to automate financial tasks, including accounting and personal finances. The company sells its products worldwide.

    Jabil Circuit, Inc. Jabil Circuit, Inc. designs and manufactures circuit board assemblies for original equipment manufacturers in the communications, personal computer, computer peripheral, and automotive and consumer products industries. The company offers circuit design, board design, prototype assembly, volume board assembly, and system assembly.

    JDS Uniphase Corporation. JDS Uniphase Corporation provides advanced fiberoptic components and modules. The company's products are sold to telecommunications and cable television system providers worldwide. Products include semiconductor lasers, high-speed external modulators, transmitters, amplifiers, couplers, multiplexers, and optical switches. JDS also designs, manufactures, and markets laser subsystems.

    Juniper Networks, Inc. Juniper Networks, Inc. provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

    Marvell Technology Group, Ltd. Marvell Technology Group, Ltd. designs, develops, and markets integrated circuits for communications-related markets. The company's products provide the interface between analog signals and the digital information used in computing and communications systems. Marvell's technology is applied to the broadband data communications market.

    Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. Microsoft also develops the MSN network of Internet products and services.

    Network Associates, Inc. Network Associates, Inc. supplies security and availability solutions for e-business. The company's products focus on network security and network management. Network Associates' products are marketed under the McAfee and Sniffer names.

    Nokia Oyj. Nokia Oyj is an international telecommunications company. The company develops and manufactures mobile phones and networks and systems for cellular and fixed networks. Nokia also develops and supplies access networks, multimedia equipment and other telecom related products. The company markets its products and services worldwide.

    Oracle Corporation. Oracle Corporation supplies software for enterprise information management. Oracle offers databases and relational servers, application development and decision support tools, and enterprise business applications. Oracle's software runs on network computers, personal digital assistants, set-top devices, PCs, workstations, minicomputers, mainframes, and massively parallel computers.

    PeopleSoft, Inc. PeopleSoft, Inc. designs, develops, markets, and supports enterprise application software products. The company's products are used throughout large and medium sized organizations and higher education institutions, as well as government agencies.

    QUALCOMM, Inc. QUALCOMM, Inc. develops and delivers digital wireless communications products and services based on the company's CDMA digital technology. The company's business areas include integrated CDMA chipsets and systems software, technology licensing, Eudora email software for Windows and Macintosh platforms, and satellite based systems including Omnitracs and Globalstar systems.

    Siebel Systems, Inc. Siebel Systems, Inc. provides eBusiness applications. The company's applications enable organizations to sell to, market to, and service its customers across multiple channels, including the Web, call centers, field, resellers, retail, and dealer networks.

    Sun Microsystems, Inc. Sun Microsystems, Inc. provides products, services, and support solutions for building and maintaining network computing environments. Sun sells scalable computer systems, high-speed microprocessors, and a complete line of high-performance software for operating network computing equipment and storage products. Sun also provides support, education, and professional services.

    VeriSign, Inc. VeriSign, Inc. provides Internet trust services needed by websites, enterprises electronic commerce providers, and individuals to conduct electronic commerce and communications over Internet protocol networks. VeriSign also provides Internet domain registration services for Web addresses ending in
 .com, .net, .org, and .edu. In addition, VeriSign provides Internet technology services.

    VERITAS Software Corporation. VERITAS Software Corporation designs, develops, and markets enterprise storage management products that manage both on-line and off-line data for business-critical computing systems. The company's products are marketed to original equipment manufacturers and end-user customers through resellers, value added resellers, hardware distributors, and systems integrators.

    WorldCom, Inc.-WorldCom Group. WorldCom, Inc.-WorldCom Group operates data, Internet, hosting, international, and commercial voice businesses. The company operates a global facilities-based communications network that provides international, data, and Internet services.

    MORGAN STANLEY CONSUMER INDEXSM PORTFOLIOS

    Abbott Laboratories. Abbott Laboratories discovers, develops, manufactures, and sells a broad and diversified line of health care products and services. Abbott's products include pharmaceuticals, diagnostic products, hospital products, chemical and agricultural products, and nutritionals. Abbott markets its products worldwide through affiliates and distributors.

    Albertson's, Inc. Albertson's, Inc. operates a retail food-drug chain in various states across the United States. The company's stores consist of combination food-drug stores, conventional supermarkets, and warehouse stores. Albertson's retail operations are supported by company-owned distribution centers.

    American Home Products Corporation. American Home Products Corporation discovers, develops, manufactures, distributes, and sells pharmaceuticals and consumer healthcare products. The company's products include branded and generic ethical pharmaceuticals, biologicals, nutritionals and animal biologicals and pharmaceuticals.

    American International Group, Inc. American International Group, Inc., through its subsidiaries, provides a variety of insurance and insurance-related services in the United States and overseas. The company writes property and casualty and life insurance, as well as provides financial services.

    Anheuser-Busch Companies, Inc. Anheuser-Busch Companies, Inc. produces and distributes beer under brand names such as Budweiser, Michelob, and Busch. The company also manufactures beverage cans, recycles aluminum cans for conversion into new can sheet, manufactures labels, and operates rice milling and barley seed processing plants. In addition, Anheuser-Busch owns and operates theme parks.

    Automatic Data Processing, Inc. Automatic Data Processing, Inc. provides computerized transaction processing, data communications, software, and information services. The company also provides payroll services and human resource information systems, as well as offers securities transaction processing and investor communications services.

    Coca-Cola Company. Coca-Cola Company manufactures, markets, and distributes soft drink concentrates and syrups. The company also distributes and markets juice and juice-drink products. Coca-Cola distributes its products under brand names such as Coca-Cola, Minute Maid, and Sprite to retailers and wholesalers in the United States and internationally.

    Colgate-Palmolive Company. Colgate-Palmolive Company is a consumer products company that markets its products throughout the world. The company's products include toothpaste, toothbrushes, shampoos, deodorants, bar and liquid soaps, dishwashing liquid, and laundry products, among others. Colgate-Palmolive's products are sold under brand names such as Colgate, Palmolive, Mennen, Ajax, and Science Diet.

    ConAgra Foods, Inc. ConAgra Foods, Inc. is a food company that manufactures and markets products for retail consumers, restaurants, and institutions. The company's products include brands such as Hunt's, Healthy Choice, Banquet, Bumble Bee, Butterball, Peter Pan, and Swiss Miss. ConAgra conducts operations in countries around the world.

    Crown Cork & Seal Company, Inc. Crown Cork & Seal Company, Inc. manufactures packaging products for consumer goods. The company's products include metal cans and plastic packaging products, plastic containers, metal specialty and promotional packaging products, composite containers, and a variety of closures and dispensing systems.

    Emerson Electric Company. Emerson Electric Company manufactures and markets electrical, electromechanical, and electronic products and systems. The company produces a variety of products, including process control, industrial automation, electronics, appliance components, and electric motors. Emerson sells its products around the world.

    General Mills, Inc. General Mills, Inc. manufactures and markets consumer food products. The company's products include Cheerios cereal, Betty Crocker dessert mixes, Pop Secret microwave popcorn, Gold Medal flour, and Yoplait yogurt. General Mills also has joint venture operations focused on ready-to-eat cereals, helper dinner mixes and snack foods worldwide.

    Gillette Company. Gillette Company manufactures male and female grooming products, writing instruments and correction products, toothbrushes and oral care appliances, and alkaline batteries. The company's products include blades, razors, shaving preparations, and hair epilation devices. Gillette's products are sold worldwide.

    International Flavors & Fragrances, Inc. International Flavors & Fragrances, Inc. creates and manufactures flavor and fragrance products. The company's fragrance products are sold to manufacturers of perfumes, cosmetics, soaps and detergents, and its flavor products to manufacturers of prepared foods, beverages, dairy foods, pharmaceuticals, and confectionery products.

    Johnson & Johnson. Johnson & Johnson manufactures health care products and provides related services for the consumer, pharmaceutical, and medical devices and diagnostics markets. The company sells products such as skin and hair care products, acetaminophen products, pharmaceuticals, diagnostic equipment, and surgical equipment in countries located around the world.

    Kimberly-Clark Corporation. Kimberly-Clark Corporation manufactures tissue, personal care, and health care products, as well as business, correspondence, and technical papers. The company sells its products under brand names such as Huggies, Depend, Kotex, Kleenex, Tecnol, and Page. Kimberly-Clark sells its products around the world.

    McDonald's Corporation. McDonald's Corporation develops, operates, franchises and services a worldwide system of restaurants. These restaurants prepare, assemble, package and sell a limited menu of quickly-prepared, moderately-priced foods. The company operates restaurants in the United States and worldwide. Food items include hamburgers, chicken, salads, breakfast foods, and beverages.

    Medtronic, Inc. Medtronic, Inc. provides device-based therapies that restore health, extend life, and alleviate pain. The company's principal products include those for bradycardia pacing, tachyarrhythmia management, atrial fibrillation management, heart failure management, heart valve replacement, malignant and non-malignant pain, and movement disorders. Medtronic's products are sold worldwide.

    Merck & Company, Inc. Merck & Company, Inc. is a global pharmaceutical company that discovers, develops, manufactures, and markets a broad range of human and animal health products. The company also provides pharmaceutical benefit services. Merck's products include Zocor, a treatment for elevated cholesterol, Pepcid anti-ulcerant, Primaxin antibiotic, and Propecia, a treatment for male pattern hair loss.

    Newell Rubbermaid, Inc. Newell Rubbermaid Inc. manufactures and markets consumer products which are sold through a variety of retail and wholesale distribution channels. The company's products include housewares, juvenile products, home furnishings, office products, and hair accessories. Newell Rubbermaid's products are sold under the Calphalon, Rubbermaid, Goody, Levolor, Berol, and other brand names.

    PepsiCo, Inc. PepsiCo, Inc. operates worldwide soft drink, juice, and food businesses. The company manufactures, sells, and distributes beverages such as Pepsi-Cola, Gatorade, and Tropicana Pure Premium, as well as foods such as Lay's potato chips, Doritos tortilla chips, and Quaker oats. PepsiCo owns the international rights to the brand 7UP.

    Philip Morris Companies, Inc. Philip Morris Companies, Inc., through its subsidiaries, manufactures and sells a variety of consumer products. The company provides tobacco products, as well as packaged foods such as cheese, processed meat products, coffee, and grocery products. Philip Morris also provides a variety of beer and brewed non-alcoholic beverages. The company's products are sold worldwide.

    Procter & Gamble Company. Procter & Gamble Company manufactures and markets consumer products in countries throughout the world. The company provides products in the laundry and cleaning, paper, beauty care, food and beverage, and health care segments. Procter & Gamble's products include Pampers diapers, Tide laundry detergent, PUR drinking water systems, Crest toothpaste, and Vicks cough/cold products.

    Safeway, Inc. Safeway, Inc. operates a retail food and drug chain in the U.S. and Canada under the Safeway, Carr-Gottstein, Dominick's, Genuardi's, Randall/Tom Thumb, and Vons names. The company also has a network of distribution, manufacturing, and food processing facilities. In addition, Safeway holds a 49% interest in Casa Ley, S.A. de C.V., an operator of food and general merchandise stores in Mexico.

    Schering-Plough Corporation. Schering-Plough Corporation is a worldwide pharmaceutical company that discovers and markets new therapies and treatment programs. The company's core product groups include allergy/respiratory, anti-infective/anticancer, dermatologicals, and cardiovasculars, as well as an animal health business. Schering-Plough also conducts health management programs and sells other consumer products.

    SYSCO Corporation. SYSCO Corporation is a foodservice marketing and distribution organization, providing food and related products and services to customers in the United States and portions of Canada. The company also distributes personal care guest amenities, housekeeping supplies, room accessories, and textiles to the lodging industry. In addition, SYSCO supplies health and beauty aid products.

    W.W. Grainger, Inc. W.W. Grainger, Inc. distributes maintenance, repair and operating supplies, and related information to the commercial, industrial, contractor, and institutional markets in North America. The company's products include motors, HVAC equipment, lighting, hand and power tools, pumps, and electrical equipment.

    Walgreen Company. Walgreen Company operates retail drugstores. The company's stores sell prescription and nonprescription drugs, general merchandise, liquor and beverages, cosmetics, and tobacco products. Walgreen operates stores in the United States and Puerto Rico.

    Wal-Mart Stores, Inc. Wal-Mart Stores, Inc. operates discount stores and Supercenters, as well as Sam's Clubs. The company's Wal-Mart discount stores and Supercenters offer merchandise such as apparel, housewares, small appliances, electronics, and hardware. Wal-Mart operates in the United States, Canada, Argentina, Brazil, Germany, Mexico, Korea, United Kingdom, and Puerto Rico.

    Walt Disney Company. Walt Disney Company, an entertainment company, conducts operations in media networks, studio entertainment, theme parks and resorts, consumer products, and Internet and direct marketing. The company produces motion pictures, television programs, and musical recordings, as well as publishes books and magazines. Disney also operates ABC radio and television and theme parks.

    MORGAN STANLEY HIGH-TECHNOLOGY 35 INDEXSM PORTFOLIOS

    Amazon.com, Inc. Amazon.com, Inc., an online retailer, sells books, music, videotapes, audiotapes, and other products. The company offers a catalog of approximately three million titles, search and browse features, e-mail services, personalized shopping services, Web-based credit card payment, and direct shipping to customers.

    AOL Time Warner, Inc. AOL Time Warner, Inc. is a global company delivering entertainment, news, and Internet brands across converging media platforms. The company conducts operations in cable systems, interactive services, publishing, music, cable networks, and filmed entertainment. AOL Time Warner's brands include Time Warner Cable, HBO, Turner, America Online, WB, CNN, New Line Cinema, and Time, Inc.

    Applied Materials, Inc. Applied Materials, Inc. develops, manufactures, markets, and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry. The company's customers include semiconductor wafer manufacturers and semiconductor integrated circuit manufacturers.

    Automatic Data Processing, Inc. Automatic Data Processing, Inc. provides computerized transaction processing, data communications, software, and information services. The company also provides payroll services and human resource information systems, as well as offers securities transaction processing and investor communications services.

    Broadcom Corporation. Broadcom Corporation provides integrated silicon solutions that enable broadband digital data transmission of voice, data, and video content to the home and within the business enterprise. The company designs, develops, and supplies integrated circuits for cable set-top boxes, cable modems, high-speed networking, direct satellite and digital broadcast, and digital subscriber line.

    Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enterprise and public wide area service provider markets. The company's products offer a variety of end-to-end networking hardware, software, and services. Cisco's clients include utilities, corporations, universities, governments, and small to medium-size businesses worldwide.

    Compaq Computer Corporation. Compaq Computer Corporation, an information technology company, develops and markets hardware, software, solutions, and services. The company's products and solutions include enterprise computing solutions, fault-tolerant business-critical solutions, networking and communication products, commercial desktop and portable products, and consumer personal computers.

    Computer Associates International, Inc. Computer Associates International, Inc. designs, develops, markets, licenses, and supports standardized computer software products. The company's products are used with mainframe computers and in client/server environments. Computer Associates offers various enterprise systems management, information management, and business applications solutions to a variety of organizations.

    Dell Computer Corporation. Dell Computer Corporation designs, develops, manufactures, markets, services, and supports a variety of computer systems. Computer systems include desktop computer systems, notebook computers, workstations, network servers, and storage products. The company sells its products and services to corporate, government, healthcare, and education customers, as well as individuals.

    Electronic Arts, Inc. Electronic Arts, Inc. creates, markets, and distributes interactive entertainment software for a variety of hardware platforms. The company markets its products under the Electronic Arts, EA SPORTS, Maxis, ORIGIN, Bullfrog Productions, Westwood Studios, and Jane's Combat Simulations brand names.

    Electronic Data Systems Corporation. Electronic Data Systems Corporation offers systems and technology services, business process management, management consulting, and electronic business. The company's services include the management of computers, networks, information systems, information processing facilities, business operations, and related personnel.

    EMC Corporation. EMC Corporation provides enterprise storage systems, software, networks, and services. The company's products store, retrieve, manage, protect, and share information from all major computing environments, including UNIX, Windows NT, and mainframe platforms. EMC operates offices around the world.

    Hewlett-Packard Company. Hewlett-Packard Company provides imaging and printing systems, computing systems, and information technology services for business and home. The company's products include laser and inkjet printers, scanners, copiers and faxes, personal computers, workstations, storage solutions, and other computing and printing systems. Hewlett-Packard sells its products worldwide.

    Intel Corporation. Intel Corporation designs, manufactures, and sells computer components and related products. The company's major products include microprocessors, chipsets, embedded processors and microcontrollers, flash memory products, graphics products, network and communications products, systems management software, conferencing products, and digital imaging products.

    International Business Machines Corporation. International Business Machines Corporation provides customer solutions through the use of advanced information technology. The company's solutions include technologies, systems, products, services, software, and financing. IBM offers its products through its global sales and distribution organization, as well as through a variety of third party distributors and resellers.

    Intuit, Inc. Intuit, Inc. develops and markets software products and related services. The company provides software units that allow households and small businesses to automate financial tasks, including accounting and personal finances. Intuit also offers supplies, checks and invoices, and financial services. The company sells its products worldwide.

    JDS Uniphase Corporation. JDS Uniphase Corporation provides advanced fiberoptic components and modules. The company's products are sold to telecommunications and cable television system providers worldwide. Products include semiconductor lasers, high-speed external modulators, transmitters, amplifiers, couplers, multiplexers, and optical switches. JDS also designs, manufactures, and markets laser subsystems.

    Juniper Networks, Inc. Juniper Networks, Inc. provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

    Lucent Technologies, Inc. Lucent Technologies, Inc. designs, builds, and delivers a wide range of public and private networks, communications systems and software, and data networking systems. The company also designs, builds, and delivers business telephone systems and microelectronic components. Lucent conducts its research and development activities through Bell Laboratories.

    Micron Technology, Inc. Micron Technology, Inc., through its subsidiaries, manufactures and markets dynamic random access memory chips (DRAMs), very fast static random access memory chips (SRAMs), Flash Memory, other semiconductor components, and memory modules.

    Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. Microsoft also develops the MSN network of Internet products and services.

    Motorola, Inc. Motorola, Inc. provides integrated communications solutions and embedded electronic solutions. The company offers software-enhanced wireless telephones, two-way radios, messaging and satellite communications products and systems, as well as networking and Internet-access products. Customers include consumers, network operators, and commercial, government, and industrial customers.

    Nortel Networks Corporation. Nortel Networks Corporation is a global Internet and communications provider with capabilities spanning Optical Internet, Wireless Internet, local Internet, electronic business and Personal Internet. The company serves carriers, service providers, dot-coms, small and medium sized businesses, and large corporations around the world.

    Oracle Corporation. Oracle Corporation supplies software for enterprise information management. The company offers databases and relational servers, application development and decision support tools, and enterprise business applications. Oracle's software runs on network computers, personal digital assistants, set-top devices, PCs, workstations, minicomputers, mainframes, and massively parallel computers.

    Palm, Inc. Palm, Inc. provides handheld computing devices. The company develops, designs, and markets its Palm-branded handheld devices. The Palm product family offers HotSync synchronization technology, pen-based input technology, and personal information management applications such as datebook and address book.

    Parametric Technology Corporation. Parametric Technology Corporation develops, markets, and supports integrated product development and processes lifecycle management solutions. The company's software solutions are used worldwide.

    PeopleSoft, Inc. PeopleSoft, Inc. designs, develops, markets, and supports enterprise application software products. The company's products are used throughout large and medium sized organizations and higher education institutions, as well as government agencies.

    Solectron Corporation. Solectron Corporation provides integrated solutions that span the entire product life cycle. The company provides pre-production planning and design, manufacturing, distribution, and end-of-life product service and support to electronics original equipment manufacturers around the world.

    STMicroelectronics N.V. STMicroelectronics N.V. designs, develops, manufactures, and markets semiconductor integrated circuits and discrete devices. The company's products are used in the telecommunications, consumer, automotive, computer, and industrial sectors. Customers are located in North America, Europe, Asia/Pacific, and Japan.

    Sun Microsystems, Inc. Sun Microsystems, Inc. provides products, services, and support solutions for building and maintaining network computing environments. The company sells scalable computer systems, high-speed microprocessors, and a complete line of high-performance software for operating network computing equipment and storage products. Sun also provides support, education, and professional services.

    Sycamore Networks, Inc. Sycamore Networks, Inc. develops and markets software-based optical networking products. The company's customers include local exchange carriers, incumbent local exchange carriers, long distance carriers, Internet service providers, cable operators, international telephone companies, and wholesale carriers.

    Tellabs, Inc. Tellabs, Inc. designs, manufactures, markets, and services voice, data, and video transport and network access systems. The company's products are used worldwide by public telephone companies, long-distance carriers, alternate service providers, cellular service providers, cable operators, government agencies, utilities, and business end-users.

    Texas Instruments, Inc. Texas Instruments, Inc. is a global semiconductor company that designs and supplies digital signal processing and analog technologies. The company also operates materials and controls, and educational and productivity solutions businesses. Texas Instruments has manufacturing or sales operations in countries around the world.

    Xilinx, Inc. Xilinx, Inc. designs, develops, and markets complete programmable logic solutions. The company's solutions include advanced integrated circuits, software design tools, predefined system functions delivered as cores of logic, and field engineering support. Xilinx sells its products through several channels of distribution to customers in the United States and overseas.

    Yahoo! Inc. Yahoo! Inc., a global Internet media company, offers an online guide to Web navigation, aggregated information content, communication services, and commerce. The company's site includes a hierarchical, subject-based directory of Web sites, which enables users to locate and access desired information and services through hypertext links included in the directory.

    SEMICONDUCTOR PORTFOLIO

    Advanced Micro Devices, Inc. Advanced Micro Devices, Inc. supplies integrated circuits for the personal and networked computer and communications markets, with manufacturing facilities in the United States, Europe, Japan, and Asia. The company produces microprocessors, flash memory devices, and support circuitry for communications and networking applications.

    Alpha Industries, Inc. Alpha Industries, Inc. designs, develops, manufactures, and markets proprietary radio, microwave, and millimeter wave frequency integrated circuits, as well as discrete semiconductors for wireless voice and data communications. The company also produces integrated circuits, discrete components, and ceramic resonators and ferrites.

    Atlera Corporation. Altera Corporation designs, manufactures, and markets programmable logic devices and associated development tools. Programmable logic devices are semiconductor integrated circuits that offer on-site programmability to customers. The company's products, including a variety of programmable logic devices, serve the telecommunications, data communications, and industrial applications markets.

    Analog Devices, Inc. Analog Devices, Inc. designs, manufactures, and markets integrated circuits used in analog and digital signal processing. The company's products are used in communications, computer, industrial, instrumentation, military/aerospace, automotive, and high-performance consumer electronics applications. Analog Devices sells its products worldwide.

    Applied Materials, Inc. Applied Materials, Inc. develops, manufactures, markets, and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry. The company's customers include semiconductor wafer manufacturers and semiconductor integrated circuit manufacturers.

    Broadcom Corporation. Broadcom Corporation provides integrated silicon solutions that enable broadband digital data transmission of voice, data, and video content to the home and within the business enterprise. The company designs, develops, and supplies integrated circuits for cable set-top boxes, cable modems, high-speed networking, direct satellite and digital broadcast, and digital subscriber line.

    Brocade Communications Systems, Inc. Brocade Communications Systems, Inc. provides switching solutions for storage area networks (SAN). The company's switching solutions utilize the fiber channel interconnect protocol. Brocade's family of SilkWorm switches enables a company to manage growth of its data storage requirements, improve the data transfer performance, and increase the size of its SAN.

    Cypress Semiconductor Corporation. Cypress Semiconductor Corporation designs, develops, manufactures, and markets a line of digital and mixed-signal integrated circuits. The company's circuits are used in the data communications, telecommunications, computers, and instrumentation systems markets. Cypress' products are marketed worldwide through a network of sales offices, distributors, and sales representative firm.

    DuPont Photomasks, Inc. DuPont Photomasks, Inc. produces and supplies photomasks to customers in the semiconductor industry. Photomasks are high-purity quartz or glass plates containing precision images of integrated circuits and are used as masters by semi-conductor manufacturers. The company has manufacturing facilities in North America, Europe, and Asia and sells its products globally.

    Infineon Technologies AG. Infineon Technologies AG designs, manufactures, and markets semiconductors and related products. The company's products include microprocessors, memory components, microcontrollers, integrated circuits, digital and analog sensors, and fiber optics. Infineon markets its products to the communications, automotive, industrial, and consumer electronics sectors.

    Integrated Device Technology, Inc. Integrated Device Technology, Inc. designs, develops, manufactures, and markets a variety of semiconductor products and modules. Applications for the company's products include data and telecommunications equipment, storage area networks, networked peripherals and servers, and personal computers. The company markets its products on a worldwide basis primarily to original equipment manufacturers.

    Intel Corporation. Intel Corporation designs, manufactures, and sells computer components and related products. The company's major products include microprocessors, chipsets, embedded processors and microcontrollers, flash memory products, graphics products, network and communications products, systems management software, conferencing products, and digital imaging products.

    KLA-Tencor Corporation. KLA-Tencor Corporation manufactures yield management and process monitoring systems for the semiconductor industry. The company's systems are used to analyze product and process quality at critical steps in the manufacture of circuits and provide feedback so that fabrication problems can be identified. KLA-Tencor operates sales, service, and application centers worldwide.

    Linear Technology Corporation. Linear Technology Corporation designs, manufactures, and markets a line of linear integrated circuits. The company's products are used in a variety of applications including telecommunications, cellular telephones, networking products and satellite systems, notebook and desktop computers, computer peripherals, video/multimedia, and military and space systems.

    LSI Logic Corporation. LSI Logic Corporation designs, develops, manufactures, and markets integrated circuits and storage systems. The company offers products and services for a variety of electronic systems applications that are marketed to original equipment manufacturers in the networking, telecommunications and wireless, computers, consumer products, and storage industries.

    Maxim Integrated Products, Inc. Maxim Integrated Products, Inc. designs, develops, manufactures, and markets a broad range of linear and mixed-signal integrated circuits. The company also provides a range of high-frequency design processes and capabilities that can be used in custom design.

    Microchip Technology, Inc. Microchip Technology, Inc. designs, manufactures, and markets microcon- trollers, related mixed-signal and memory products, and application development systems for high-volume embedded control applications. The company also designs, develops, and markets linear/mixed-signal, power management, and thermal management products.

    Micron Technology, Inc. Micron Technology, Inc., through its subsidiaries, manufactures and markets dynamic random access memory chips (DRAMs), very fast static random access memory chips (SRAMs), Flash Memory, other semiconductor components, and memory modules.

    Motorola, Inc. Motorola, Inc. provides integrated communications solutions and embedded electronic solutions. The company offers software-enhanced wireless telephones, two-way radios, messaging and satellite communications products and systems, as well as networking and Internet-access products. Customers include consumers, network operators, and commercial, government, and industrial customers.

    National Semiconductor Corporation. National Semiconductor Corporation, through its subsidiaries, designs, develops, manufactures, and markets a wide variety of semiconductor products. The company produces microprocessors for the personal computer industry, and other integrated circuits for applications in a variety of markets. National serves the wireless communication, power management, and other markets.

    Novellus Systems, Inc. Novellus Systems, Inc. manufactures, markets, and services advanced automated wafer fabrication systems for the deposition of thin films. The company supplies deposition systems used in the fabrication of integrated circuits. Novellus has subsidiaries in the United Kingdom, France, Germany, China, Japan, the Netherlands, Singapore, and Taiwan.

    NVIDIA Corporation. NVIDIA Corporation designs, develops, and markets three dimensional (3D) graphics processors and related software. The company's products provide interactive 3D graphics to the mainstream personal computer market.

    Photronics, Inc. Photronics, Inc. manufactures photomasks, which are high precision quartz plates that contain microscopic images of electronic circuits. The company's products are used to transfer circuit patterns onto semiconductor wafers during the fabrication of integrated circuits. Photronics operates manufacturing facilities in Asia, Europe, and North America.

    QUALCOMM, Inc. QUALCOMM, Inc develops and delivers digital wireless communications products and services based on the company's CDMA digital technology. The company's business areas include integrated CDMA chipsets and systems software, technology licensing, Eudora email software for Windows and Macintosh platforms, and satellite based systems including Omnitracs and Globalstar systems.

    RF Micro Devices, Inc. RF Micro Devices, Inc. designs, develops, and markets proprietary radio frequency integrated circuits. The company's products are used for wireless communications applications such as cellular and PCS, cordless telephony, wireless LANs, wireless local loop, industrial radios, wireless security and remote meter reading.

    Semtech Corporation. Semtech Corporation designs, manufactures, and markets a wide range of analog and mixed-signal semiconductors, including integrated circuits, discrete circuits, and assembly products. The company's devices are used in computer, communications, industrial, military-aerospace, and automotive applications.

    STMicroelectronics N.V. STMicroelectronics N.V. designs, develops, manufactures, and markets semicon- ductor integrated circuits and discrete devices. The company's products are used in the telecommunications, consumer, automotive, computer, and industrial sectors. Customers are located in North America, Europe, Asia/Pacific, and Japan.

    Synopsys, Inc. Synopsys, Inc. supplies electronic design automation solutions to the global electronics market. The company provides design technologies to creators of advanced integrated circuits, electronic systems, and systems on a chip. Synopsys also provides consulting services and support to its customers to streamline the overall design process and accelerate time to market.

    Teradyne, Inc. Teradyne, Inc. manufactures automatic test systems and related software for the electronics and communications industries. The company's products include systems to test semiconductors, circuit boards, telephone lines and networks, and software. Teradyne also manufactures backplanes and associated connectors used in electronic systems.

    Texas Instruments, Inc. Texas Instruments, Inc. is a global semiconductor company that designs and supplies digital signal processing and analog technologies. The company also operates materials and controls, and educational and productivity solution businesses. Texas Instruments has manufacturing or sales operations in countries around the world.

    TriQuint Semiconductor, Inc. TriQuint Semiconductor, Inc. designs, develops, manufactures, and markets a variety of high performance analog and mixed signal integrated circuits for the communications markets. The company utilizes its proprietary gallium arsenide technology to enable its products to overcome the performance barriers of silicon devices in various applications. TriQuint's products are sold worldwide.

    Xilinx, Inc. Xilinx, Inc. designs, develops, and markets complete programmable logic solutions. The company's solutions include advanced integrated circuits, software design tools, predefined system functions delivered as cores of logic, and field engineering support. Xilinx sells its products through several channels of distribution to customers in the United States and overseas.

    TELE-GLOBAL PORTFOLIOS

    ALLTEL Corporation. ALLTEL Corporation provides wireline and wireless communications and information services. The company, through its subsidiaries, provides wireline, long-distance, network access and Internet services, wireless communications, wide-area paging service, information processing management services, and advanced applications software. ALLTEL also publishes telephone directories.

    AOL Time Warner, Inc. AOL Time Warner, Inc. is a global company delivering entertainment, news, and Internet brands across converging media platforms. The company conducts operations in cable systems, interactive services, publishing, music, cable networks, and filmed entertainment. AOL Time Warner's brands include Time Warner Cable, HBO, Turner, America Online, WB, CNN, New Line Cinema, and Time, Inc.

    AT&T Corporation. AT&T Corporation offers communication services and products. The company provides voice, data, and video telecommunications services to consumers, large and small businesses, and government entities. AT&T and its subsidiaries furnish regional, domestic, international, and local telecommunication services. The company also provides cellular telephone and wireless services, as well as other services.

    AT&T Wireless Services, Inc. AT&T Wireless Services, Inc. operates a digital wireless network in North America. The company offers fixed, voice, and data wireless communications services to consumers and businesses.

    BCE, Inc. BCE, Inc., through its subsidiaries, provides a full range of domestic and international telecommunication services, including mobile communications to Canadian customers. The company also supplies telecommunications equipment products, and designs, develops, installs, services, and supports various networks.

    Broadcom Corporation. Broadcom Corporation provides integrated silicon solutions that enable broadband digital data transmission of voice, data, and video content to the home and within the business enterprise. The company designs, develops, and supplies integrated circuits for cable set-top boxes, cable modems, high-speed networking, direct satellite and digital broadcast, and digital subscriber line.

    Broadwing, Inc. Broadwing, Inc. is an integrated communications company delivering voice, data, wireless, and Internet solutions to a variety of customers across the United States. The company's solutions include Internet access and hosting, local and long distance telephone service, high bandwidth data transport such as frame relay, and managed services such as information technology consulting.

    Check Point Software Technologies, Ltd. Check Point Software Technologie, Ltd. provides Internet security. The company's secure virtual network (SVN) architecture provides the infrastructure that enables secure and reliable Internet communications. SVN secures business-to-business communications between networks, systems, applications, and users across the Internet, intranets, and extranets.

    China Mobile (Hong Kong), Ltd. China Mobile (Hong Kong), Ltd., through its subsidiaries, provides cellular telecommunication services in the People's Republic of China.

    Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enterprise and public wide area service provider markets. The company's products offer a variety of end-to-end networking hardware, software, and services. Cisco's clients include utilities, corporations, universities, governments, and small to medium-size businesses worldwide.

    Comverse Technology, Inc. Comverse Technology, Inc. designs, manufactures, markets, and supports computer and telecommunications systems and software for multimedia communications and information processing applications. The company's products are used in a variety of applications by fixed and wireless telephone network operators, government agencies, call centers, financial and institutions.

    Deutsche Telekom AG. Deutsche Telekom AG owns, operates, and leases public telecommunications networks and offers network applications services. The company provides local and long distance telephone services and integrated voice and data digital services, and maintains a large cable televison network. Deutsche Telekom also offers mobile, paging, and on-line services to German and non-German customers.

    Linear Technology Corporation. Linear Technology Corporation designs, manufactures, and markets a line of linear integrated circuits. The company's products are used in a variety of applications including telecommunications, cellular telephones, networking products and satellite systems, notebook and desktop computers, computer peripherals, video/multimedia, and military and space systems.

    Lucent Technologies, Inc. Lucent Technologies, Inc. designs, builds, and delivers a wide range of public and private networks, communications systems and software, and data networking systems. The company also designs, builds, and delivers business telephone systems and microelectronic components. Lucent conducts its research and development activities through Bell Laboratories.

    Motorola, Inc. Motorola, Inc. provides integrated communications solutions and embedded electronic solutions. The company offers software-enhanced wireless telephones, two-way radios, messaging and satellite communications products and systems, as well as networking and Internet-access products. Customers include consumers, network operators, and commercial, government, and industrial customers.

    NIPPON Telegraph and Telephone Corporation (NTT). NIPPON Telegraph and Telephone Corporation (NTT) provides a variety of telecommunication services, including telephone, telegraph, leased circuits, data communication, terminal equipment sales, and related services. The company provides both local and long distance telephone services within Japan.

    Nokia Oyj. Nokia Oyj is an international telecommunications company. The company develops and manufactures mobile phones and networks and systems for cellular and fixed networks. Nokia also develops and supplies access networks, multimedia equipment and other telecom related products. The company markets its products and services worldwide.

    QUALCOMM, Inc. QUALCOMM, Inc. develops and delivers digital wireless communications products and services based on the company's CDMA digital technology. The company's business areas include integrated CDMA chipsets and systems software, technology licensing, Eudora email software for Windows and Macintosh platforms, and satellite based systems including Omnitracs and Globalstar systems.

    Qwest Communications International, Inc. Qwest Communications International, Inc. provides broadband Internet-based data, voice, and image communications for businesses and consumers. The company's Qwest Macro Capacity Fiber Network operates in North America. Qwest is also building a high-capacity European fiber optic, Internet-based network with its joint venture partner.

    SBC Communications, Inc. SBC Communications, Inc. provides communications services in the United States and in other countries. The company provides local and long-distance phone service, wireless and data communications, paging, Internet access and messaging cable and satellite television, security services, and telecommunications equipment. SBC also provides directory advertising and publishing.

    Sprint Corporation. Sprint Corporation provides telecommunications services. The company's principal activities include long distance service, local service, product distribution, and directory publishing activities. Sprint's other activities include emerging businesses, interests in international telecommunications companies, and interest in an Internet service provider.

    Sprint Corporation (PCS Group). Sprint Corporation (PCS Group) operates a 100% digital, 100% personal cellular communication system (PCS) nationwide wireless network in the United States. The company currently serves the United States, Puerto Rico and the U.S. Virgin Islands.

    STMicroelectronics N.V. STMicroelectronics N.V. designs, develops, manufactures, and markets semicon- ductor integrated circuits and discrete devices. The company's products are used in the telecommunications, consumer, automotive, computer, and industrial sectors. Customers are located in North America, Europe, Asia/Pacific, and Japan.

    Telefonica, S.A. Telefonica, S.A. provides telecommunications services mainly to countries in Europe and Latin America. The company offers fixed-line and mobile telephone, Internet, and data transmission services to residential and corporate customers. Telefonica also holds stakes in television stations, radio stations, and production companies.

    Telefonos de Mexico S.A de CV (Telmex). Telefonos de Mexico S.A. de CV (Telmex) provides local, long-distance, and cellular telephone services, and Internet and broadband access throughout Mexico. The company also offers other telecommunications, and related, services such as directory assistance, data transmission, and paging services.

    Texas Instruments, Inc. Texas Instruments, Inc. is a global semiconductor company that designs and supplies digital signal processing and analog technologies. The company also operates materials and controls, and educational and productivity solutions businesses. Texas Instruments has manufacturing or sales operations in countries around the world.

    VeriSign, Inc. VeriSign, Inc. provides Internet trust services needed by websites, enterprises, electronic commerce providers, and individuals to conduct electronic commerce and communications over Internet protocol networks. The company also provides Internet domain registration services for Web addresses ending in .com, .net, .org, and .edu. In addition, VeriSign provides Internet technology services.

    Verizon Communications, Inc. Verizon Communications, Inc. provides wireline voice and data services, wireless services, Internet services, and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment, and payphones. Verizon has operations worldwide.

    Vivendi Universal S.A. Vivendi Universal SA operates music, television and film, publishing, Internet, telecommunications, and environmental services businesses. The company records and publishes music, produces and distributes television programming and movies, publishes textbooks, novels, and computer games, offers telephone, data transmission, and Internet access services, and distributes water.

    Vodafone Group Plc. Vodafone Group Plc provides mobile telecommunications services. The company supplies customers with digital and analogue cellular telephone, paging and mobile data and Internet services. The Group, via a 50% joint venture with VivendiNet, operates the `VIZZAVI' brand Internet portal company in Europe. Vodafone has agreements in over 100 countries and across 230 networks.

    WorldCom, Inc.-WorldCom Group. WorldCom, Inc.-WorldCom Group operates data, Internet, hosting, international, and commercial voice businesses. The company operates a global facilities-based communications network that provides international, data, and Internet services.





               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


    To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 311:

    We have audited the accompanying statements of condition and the related portfolios of Van Kampen Focus Portfolios, Series 311 as of October 16, 2001. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 311 as of October 16, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
   Chicago, Illinois
   October 16, 2001




                             STATEMENTS OF CONDITION
                             AS OF OCTOBER 16, 2001

                                                        BIOTECHNOLOGY     BIOTECHNOLOGY
                                                          & PHARMA-         & PHARMA-      THE DOW 30SM
                                                          CEUTICAL          CEUTICAL           INDEX           ENERGY
INVESTMENT IN SECURITIES                                  SERIES A          SERIES B         PORTFOLIO        PORTFOLIO
                                                        -------------     -------------    -------------    -------------
Contracts to purchase Securities (1)                   $     149,444     $     149,444    $     149,953    $     149,343
                                                        -------------     -------------    -------------    -------------
     Total                                             $     149,444     $     149,444    $     149,953    $     149,343
                                                        =============     =============    =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                            $         441     $         709    $         243    $         386
     Deferred sales charge liability (3)                       2,944             5,284            5,301            2,942
Interest of Unitholders--
     Cost to investors (4)                                   150,960           150,960          151,470          150,860
     Less: Gross underwriting commission
         and organization costs (2)(4)(5)                      4,901             7,509            7,061            4,845
                                                        -------------     -------------    -------------    -------------
     Net interest to Unitholders (4)                         146,059           143,451          144,409          146,015
                                                        -------------     -------------    -------------    -------------
     Total                                             $     149,444     $     149,444    $     149,953    $     149,343
                                                        =============     =============    =============    =============



(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Summary of Essential Financial Information." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The aggregate Public Offering Price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".

(5)  Assumes the maximum sales charge.





                             STATEMENTS OF CONDITION
                             AS OF OCTOBER 16, 2001

                                                                              FOCUS          INTERNET        INTERNET
                                                                              VALUE          PORTFOLIO       PORTFOLIO
INVESTMENT IN SECURITIES                                                    PORTFOIO         SERIES A        SERIES B
                                                                       ---------------    -------------   --------------
Contracts to purchase Securities (1)                                    $      149,321    $     150,277   $      150,277
                                                                       ---------------    -------------   --------------
     Total                                                              $      149,321    $     150,277   $      150,277
                                                                       ===============    =============   ==============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                             $          754    $         759   $          759
     Deferred sales charge liability (3)                                         2,941            2,960            5,313
Interest of Unitholders--
     Cost to investors (4)                                                     150,830          151,800          151,800
     Less: Gross underwriting commission and
         organization costs (2)(4)(5)                                            5,204            5,242            7,595
                                                                       ---------------    -------------   --------------
         Net interest to Unitholders (4)                                       145,626          146,558          144,205
                                                                       ---------------    -------------   --------------
     Total                                                              $      149,321    $     150,277   $      150,277
                                                                       ===============    =============   ==============



(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Summary of Essential Financial Information." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The aggregate Public Offering Price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".

(5)  Assumes the maximum sales charge.






                             STATEMENTS OF CONDITION
                             AS OF OCTOBER 16, 2001

                                                          CONSUMER          CONSUMER         HIGH-TECH        HIGH-TECH
                                                            INDEX             INDEX          35 INDEX         35 INDEX
                                                          PORTFOLIO         PORTFOLIO        PORTFOLIO        PORTFOLIO
INVESTMENT IN SECURITIES                                  SERIES A          SERIES B         SERIES A         SERIES B
                                                        -------------     -------------    -------------    -------------
Contracts to purchase Securities (1)                   $     148,615     $     148,615    $     150,372    $     150,372
                                                        -------------     -------------    -------------    -------------
     Total                                             $     148,615     $     148,615    $     150,372    $     150,372
                                                        =============     =============    =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                            $         751     $         751    $         711    $         760
     Deferred sales charge liability (3)                       2,927             5,254            2,962            5,317
Interest of Unitholders--
     Cost to investors (4)                                   150,120           150,120          151,900          151,900
     Less: Gross underwriting commission
         and organization costs (2)(4)(5)                      5,183             7,510            5,201            7,605
                                                        -------------     -------------    -------------    -------------
     Net interest to Unitholders (4)                         144,937           142,610          146,699          144,295
                                                        -------------     -------------    -------------    -------------
     Total                                             $     148,615     $     148,615    $     150,372    $     150,372
                                                        =============     =============    =============    =============



(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Summary of Essential Financial Information." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The aggregate Public Offering Price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".

(5)  Assumes the maximum sales charge.



                             STATEMENTS OF CONDITION
                             AS OF OCTOBER 16, 2001

                                                                              SEMI-
                                                                            CONDUCTOR
                                                                            PORTFOLIO       TELE-GLOBAL     TELE-GLOBAL
INVESTMENT IN SECURITIES                                                    SERIES A         SERIES A        SERIES B
                                                                       ---------------    -------------   --------------
Contracts to purchase Securities (1)                                    $      149,412    $     149,573   $      149,573
                                                                       ---------------    -------------   --------------
     Total                                                              $      149,412    $     149,573   $      149,573
                                                                       ===============    =============   ==============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                             $          414    $         755   $          755
     Deferred sales charge liability (3)                                         2,943            2,946            5,288
Interest of Unitholders--
     Cost to investors (4)                                                     150,930          151,090          151,090
     Less: Gross underwriting commission and
         organization costs (2)(4)(5)                                            4,875            5,218            7,560
                                                                       ---------------    -------------   --------------
         Net interest to Unitholders (4)                                       146,055          145,872          143,530
                                                                       ---------------    -------------   --------------
     Total                                                              $      149,412    $     149,573   $      149,573
                                                                       ===============    =============   ==============



(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Summary of Essential Financial Information." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The aggregate Public Offering Price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".

(5)  Assumes the maximum sales charge.





THE PORTFOLIOS
--------------------------------------------------------------------------------

   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, and The Bank of New York, as Trustee.

   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in portfolios of actively traded equity securities. A Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of securities with greater diversification than they might be able to acquire individually.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in each "Portfolio" and any additional securities deposited into each Portfolio.

   Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolios will pay the associated brokerage or acquisition fees.

   Each Unit of a Portfolio initially offered represents an undivided interest in that Portfolio. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in that Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   Each Portfolio seeks to increase the value of your investment by investing in a portfolio of stocks. We cannot guarantee that a Portfolio will achieve its objective. We describe the objective and selection criteria for each Portfolio in the individual Portfolio sections beginning on page 4.


   You should note that we applied the selection criteria to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. After the initial selection, the Securities may no longer meet the selection criteria. Except with respect to The Dow 30SM Index Portfolio, should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio. The Dow 30SM Index Portfolio includes a portfolio that replicates the Dow Jones Industrial AverageSM. During the life of The Dow 30SM Index Portfolio, we will not change the portfolio to reflect a change in the component stocks in the Dow Jones Industrial AverageSM.

   THE DOW 30SM INDEX PORTFOLIO. The hypothetical average annual total returns for the Dow Jones Industrial Average for certain years are shown in the table below.

                  1973                        -13.16%
                  1974                        -23.21%
                  1975                         44.48%
                  1976                         22.75%
                  1977                        -12.70%
                  1978                          2.69%
                  1979                         10.52%
                  1980                         21.41%
                  1981                         -3.40%
                  1982                         25.79%
                  1983                         25.65%
                  1984                          1.08%
                  1985                         32.78%
                  1986                         26.92%
                  1987                          6.02%
                  1988                         15.95%
                  1989                         31.71%
                  1990                         -0.58%
                  1991                         23.93%
                  1992                          7.35%
                  1993                         16.74%
                  1994                          4.95%
                  1995                         36.49%
                  1996                         28.58%
                  1997                         24.78%
                  1998                         18.13%
                  1999                         27.01%
                  2000                         -6.42%
          Thru 9/30/01                        -16.95%



RISK FACTORS
--------------------------------------------------------------------------------

   PRICE VOLATILITY. The Portfolios invest in stocks of U.S. and foreign companies. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of stocks sometimes moves up or down rapidly and unpredictably. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time.

   DIVIDENDS. Common stocks represent ownership interests in the issuers and are not obligations of the issuers. Accordingly, common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

   INDEX CORRELATION. The Morgan Stanley High-Technology 35 IndexSM and Morgan Stanley Consumer IndexSM Portfolios invest in stocks from the Morgan Stanley High-Technology 35 IndexSM and the Morgan Stanley Consumer IndexSM selected prior to the date of each Portfolio's formation. The stocks in these Portfolios will not change if the index components, or their weightings within the index, change. The performance of these Portfolios may not correspond with the index for this reason and because the Portfolios incur a sales charge and expenses.


   The Dow 30SM Index Portfolio will change to reflect any change in the component stocks in the Dow Jones Industrial Average The Dow 30SM Index Portfolio involves the risk that its performance will not sufficiently correspond with the Dow Jones Industrial AverageSM. This can happen for reasons such as:

     o the impracticability of owning each of the index stocks with the exact weightings at a given time.

     o    the possibility of index tracking errors,

     o the time that elapses between a change in the index and a change in the Portfolio, and

     o    fees and expenses of the Portfolio.


   INDUSTRY CONCENTRATIONS. Each Portfolio invests in a single industry. Any negative impact on the related industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.

   Consumer Product and Retail Issuers. The Morgan Stanley Consumer IndexSM Portfolios invest exclusively in companies that manufacture or sell various consumer products. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.

    Energy Issuers. The Energy Portfolio invests in energy companies. Energy companies face risks related to political conditions in oil producing regions (such as the Middle East), the actions of the Organization of Petroleum Exporting Countries (OPEC), the price and worldwide supply of oil and natural gas, the price and availability of alternative fuels, the ability to find and acquire oil and gas reserves that are economically recoverable, operating hazards, government regulation and the level of consumer demand. Political conditions of some oil producing regions have been unstable in the past. Political instability or war in these regions could have a negative impact on your investment. Oil and natural gas prices can be extremely volatile. OPEC controls a substantial portion of world oil production. OPEC may take actions to increase or suppress the price or availability of oil. Various domestic and foreign government authorities and international cartels also impact these prices. Any substantial decline in these prices could have an adverse effect on energy companies. Energy companies depend on their ability to find and acquire additional energy reserves. The exploration and recovery process involves significant operating hazards and can be very costly. A company has no assurance that it will find reserves or that any reserves will be economically recoverable. The industry also faces substantial government regulation, including environmental regulation. These regulations have increased costs and limited production and usage of certain fuels. All of these factors could adversely impact your investment.

   Health Care Issuers. The Biotechnology & Pharmaceutical Portfolios invest in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotec hnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. Congress and the president have proposed a variety of legislative changes concerning health care issuers from time to time. Government regulation, and any change in regulation, can have a significantly unfavorable effect on the price and availability of products and services.

   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative impact on a company and its stock.

   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, confidence in the facility, management capabilities, competition, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).

   Internet Issuers. The Internet Portfolios invest exclusively in Internet-related technology companies. In addition to the risks discussed under "Technology Issuers", an investment in these companies involves risks such as:

     o    Aggressive product pricing due to new market entrants;

     o    Short product lives;

     o    Earnings projections that fail to materialize; and

     o    Increased volatility.

   Technology Issuers. The Internet, Morgan Stanley High-Technology 35 IndexSM and Semiconductor Portfolios invest in technology companies. These companies include companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.

   The market for certain products may have only recently begun to develop, is rapidly evolving or is characterized by increasing suppliers. Key components of some technology products are available only from limited sources. This can impact the cost of and ability to acquire these components. Some technology companies serve highly concentrated customer bases with a limited number of large customers. Any failure to meet the standard of these customers can result in a significant loss or reduction in sales. Many products and technologies are incorporated into other products. As a result, some companies are highly dependent on the performance of other technology companies. We cannot guarantee that these customers will continue to place additional orders or will place orders in similar quantities as in the past.

   Telecommunications Issuers. The Tele-Global Portfolios invest significantly in telecommunications companies. These companies are subject to substantial governmental regulation. For example, the United States government and state governments regulate permitted rates of return and the kinds of services that a company may offer. This industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and telecommunications stocks can experience rapid volatility. Certain telecommunications products may become outdated very rapidly. A company's performance can be hurt if the company fails to keep pace with technological advances. Certain smaller companies in the portfolio may involve greater risk than larger, established issuers. Smaller companies may have limited product lines, markets or financial resources. Their securities may trade in lower volumes than larger companies. As a result, the prices of these securities may fluctuate more than the prices of other issuers. You should also review the section discussing technology issuers because these companies may involve similar risks.

   FOREIGN ISSUERS. Because the Tele-Global Portfolios invest significantly in stocks of foreign companies, these Portfolios involve additional risks that differ from an investment in domestic stocks. Other Portfolios may also invest in foreign companies that involve the same risks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments and exchange of securities. These Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. These Portfolios involve the risk that information about the stocks is not publicly available or is inaccurate due to the absence of uniform accounting and financial reporting standards. In addition, some foreign securities markets are less liquid than U.S. markets. This could cause a Portfolio to buy stocks at a higher price or sell stocks at a lower price than would be the case in a highly liquid market. Foreign securities markets are often more volatile and involve higher trading costs than U.S. markets, and foreign companies, securities markets and brokers are also generally not subject to the same level of supervision and regulation as in the U.S. Certain stocks may be held in the form of American Depositary Receipts or other similar receipts ("ADRs"). ADRs represent receipts for foreign common stock deposited with a custodian (which may include the Trustee). The ADRs in the Portfolios, if any, trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. ADRs generally involve the same types of risks as foreign common stock held directly. Some ADRs may experience less liquidity than the underlying common stocks traded in their home market.

   EUROPE. The Tele-Global Portfolios may invest significantly in stocks of European companies. These Portfolios involve additional risks that differ from an investment in United States companies. In recent years, many European countries have participated in the European Economic and Monetary Union (EMU) seeking to develop a unified European economy. For this reason and others, many European countries have experienced significant political, social and economic change in recent years. Any negative consequences resulting from these changes could affect the value of your Portfolio.

   On January 1, 1999, eleven EMU member countries introduced a new European currency called the Euro. This may result in uncertainties for European securities markets and operation of your Portfolio. This introduction requires the redenomination of European debt and equity securities over a period of time. This could result in various accounting differences and/or tax treatments that otherwise would not likely occur. As part of the Euro conversion, participating countries will no longer control their own monetary policies by directing independent interest rates or currency transactions. Instead, a new European Central Bank has authority to direct monetary policy, including money supply of the national currencies of the participating countries to the Euro. Certain EMU members, including the United Kingdom, are not implementing the Euro at this time. This could raise additional questions and complications within European markets. European markets could face significant difficulties if the Euro introduction does not take place as planned. These difficulties could include such things as severe currency fluctuations and market disruptions. No one can predict whether all phases of the conversion will take place as scheduled or whether future difficulties will occur. No one can predict the impact of the conversion. All of these issues could have a negative impact on the value of your Units.

   NO FDIC GUARANTEE. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
--------------------------------------------------------------------------------



     GENERAL. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charges in detail. If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing your Portfolio, including the cost of preparing documents relating to the Portfolio (such as the prospectus, trust agreement and closing documents), federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses. Beginning on July 10, 2002, the secondary market sales charge for the Series B Portfolios will be 4.50% and will not include deferred payments. Beginning on October 10, 2002, the secondary market sales charge for The Dow 30SM Index Portfolio will be 4.50% and will not include deferred payments. The sales charge for the Series B and The Dow 30SM Index Portfolios will reduce by 0.5% on each subsequent October 16 to a minimum of 3.00%. The initial offering period sales charge is reduced as follows:


                             ENERGY,
                              FOCUS
                             VALUE &
                             SERIES A             ALL
    TRANSACTION              PORTFOLIO           OTHER
      AMOUNT*              SALES CHARGE       PORTFOLIOS
  --------------          --------------    --------------
Less than $50,000             2.95%              4.50%
$50,000 - $99,999             2.70               4.25
$100,000 - $249,999           2.50               4.00
$250,000 - $499,999           2.25               3.50
$500,000 - $999,999           2.00               2.50
$1,000,000 or more            1.50               1.50

---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Portfolios for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. If you purchase Units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).

   A portion of the sales charge is waived for certain accounts described in this paragraph. Purchases by these accounts are subject only to the portion of the deferred sales charge that is retained by the Sponsor. Please refer to the section called "Wrap Fee and Advisory Accounts" for additional information on these purchases. Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

   During the initial offering period of the Portfolios offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of the Portfolios offered in this prospectus at the Public Offering Price per Unit less 1%.

   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

   Your Portfolio will charge the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the sales charge you must pay is less than the applicable deferred sales charge, you will be credited the difference between your sales charge and the deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Portfolio, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge to be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.

   OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Portfolio business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.

   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Trustee in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing asked prices. If the Securities are not listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc. or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation shall generally be based on the current asked price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current asked prices are unavailable, the evaluation is generally determined (a) on the basis of current asked prices for comparable securities, (b) by appraising the value of the Securities on the asked side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units". The Sponsor will provide price dissemination and oversight services to each Portfolio.

   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.

   UNIT DISTRIBUTION. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as described below.

                              ENERGY,
                              FOCUS
                              VALUE &
                             SERIES A             ALL
    TRANSACTION              PORTFOLIO           OTHER
      AMOUNT*               CONCESSION        PORTFOLIOS
  --------------          --------------    --------------
Less than $50,000              2.25%              3.50%
$50,000 - $99,999              2.00               3.25
$100,000 - $249,999            1.75               3.00
$250,000 - $499,999            1.50               2.50
$500,000 - $999,999            1.25               1.50
$1,000,000 or more             0.75               0.75

---------------
 *The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   In addition to the regular concession or agency commission earned by selling firms, during the initial offering period any firm that distributes 500,000 - 999,999 Units will receive additional compensation of $.005 per Unit; any firm that distributes 1,000,000 - 1,999,999 Units will receive $.01 per Unit; any firm that distributes 2,000,000 - 2,999,999 Units will receive $.015 per Unit; and any firm that distributes 3,000,000 Units or more will receive $.02 per Unit. A firm may aggregate Units of a Series A Portfolio and a Series B Portfolio of the same Portfolio type to qualify for these compensation levels but may not aggregate among different types of Portfolios.


     Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving unitholders of other Van Kampen unit investment trusts who use their redemption or termination proceeds to purchase Units of the Portfolios, the total concession or agency commission will amount to 1.30% per Unit for the Energy, Focus Value and Series A Portfolios, and 2.50% per Unit for the Series B and the Dow 30SM Index Portfolio. For all secondary market transactions the total concession or agency commission will amount to 70% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.


   Broker-dealers, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Portfolios. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Portfolio. These programs will not change the price Unitholders pay for their Units or the amount that a Portfolio will receive from the Units sold.

   SPONSOR COMPENSATION. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions. Any publication of a list of Securities, or a list of anticipated Securities, to be included in a Portfolio may also cause increased buying activity in certain Securities. Once this information becomes public, investors may purchase individual Securities appearing in such a publication and may do so during or prior to the initial offering of Units. It is possible that these investors could include investment advisory and brokerage firms of the Sponsor or its affiliates or firms that are distributing Units. This activity may cause your Portfolio to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by your Portfolio.

   MARKET FOR UNITS. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
--------------------------------------------------------------------------------

   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

WRAP FEE AND ADVISORY ACCOUNTS
--------------------------------------------------------------------------------

   Units may be available for purchase by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed. You should consult your financial professional to determine whether you can benefit from these accounts. For these purchases you generally only pay the portion of the sales charge that is retained by your Portfolio's Sponsor, Van Kampen Funds Inc. For example, this table illustrates the transaction fees you will pay as a percentage of the Public Offering Price per Unit.

                                   ENERGY,
                                   FOCUS
                                   VALUE &         ALL
                                  SERIES A        OTHER
                                 PORTFOLIOS    PORTFOLIOS
                                 ----------    ----------
Fee paid on purchase                   0.00%          0.00%
Deferred sponsor retention             0.70           1.00
                                  ----------    ----------
     Total                             0.70%          1.00%
                                  ==========    ==========


   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   DISTRIBUTIONS. Dividends and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates are listed under "Summary of Essential Financial Information". In addition, a Portfolio structured as a "regulated investment company" for federal tax purposes will generally make required distributions at the end of each year. A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".

   Dividends received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   REINVESTMENT OPTION. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options, if available. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the Automatic Reinvestment Option CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash. Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the Distribution Date.

   In addition, under the Guaranteed Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Portfolios. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.

   REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day.

   Unitholders tendering 1,000 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution during the five business days prior to a Portfolio's termination. Portfolios generally do not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in each Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organization costs. For these purposes, the Trustee may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   UNITS. Ownership of Units is evidenced in book entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

   REPORTS PROVIDED. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request.

PORTFOLIO ADMINISTRATION
--------------------------------------------------------------------------------

   PORTFOLIO ADMINISTRATION. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. If securities or property are acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   With respect to the Dow 30SM Index Portfolio only, purchases and sales of Securities will generally be made in an effort to maintain, to the extent practical, a portfolio that reflects the current components of the Dow Jones Industrial AverageSM. If the Portfolio receives any securities or other property relating to the Securities in the Portfolio (such as those acquired in a merger or spin-off), the Trustee will sell the securities or other property and reinvest the proceeds in shares of the remaining Securities. If a Security is removed from the Dow Jones Industrial AverageSM, the Trustee will sell the Security and may reinvest the proceeds into any new securities added as components of the Dow Jones Industrial AverageSM or into the other Securities if a new component is not added.

   With respect to The Dow 30SM Index Portfolio only, the Sponsor may direct the reinvestment of proceeds of the sale of Securities if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the Securities detrimental to the Portfolio. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the Portfolio on the Initial Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that the Portfolio continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Portfolio.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of a Portfolio's securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.

   AMENDMENT OF THE TRUST AGREEMENT. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   TERMINATION. Each Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolios. See "Additional Information".

   LIMITATIONS ON LIABILITIES. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.

     SPONSOR. Van Kampen Funds Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. The Sponsor has its principal offices at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. As of November 30, 2000, the total stockholders' equity of Van Kampen Funds Inc. was $161,761,917 (audited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

   PERFORMANCE INFORMATION. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Portfolios and returns over specified time periods on other similar Van Kampen trusts (which may show performance net of expenses and charges which the Portfolios would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Portfolios. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Portfolios are not managed and Unit price and return fluctuate with the value of stocks in the portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of a Portfolio's relative performance for any future period.

   STYLE AND MARKET CAPITALIZATION. A balanced investment portfolio incorporates various style and market capitalization characteristics. We offer unit trusts with a variety of styles and capitalizations to meet your needs. A Portfolio is not a balanced investment portfolio itself and should not be your only investment. From time to time in advertising and sales materials we may utilize investment style and market capitalization categories to assist in determining the investment category that a Portfolio might fill within an investor's overall investment portfolio. Investors should note that investment style and market capitalization are not used in selecting the stocks for a Portfolio.

   We determine the style characteristics (growth or value) based on the types of stocks in a Portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that we believe are undervalued. We generally determine the market capitalization based on the weighted median market capitalization of a Portfolio. Investment style and capitalization characteristics will vary over time. We will not remove a Security from a Portfolio as a result of any change in characteristics.

TAXATION
--------------------------------------------------------------------------------

THE DOW 30SM INDEX PORTFOLIO


     This section summarizes some of the main U.S. federal income tax consequences of owning Units of The Dow 30SM Index Portfolio. The tax consequences of owning Units of other Portfolios are described in the following section. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.


   Portfolio Status. The Portfolio intends to qualify as a "regulated investment company" under the federal tax laws. If your Portfolio qualifies as a regulated investment company and distributes its income as required by the tax law, the Portfolio generally will not pay taxes on income.


     Distributions. Portfolio distributions are generally taxable. At the end of each year, you will receive a tax statement that separates your Portfolio's distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Portfolio may make distributions that represent a return of capital for tax purposes and this will not be taxable to you. The tax status of your distributions from your Portfolio is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from the Portfolio that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.


   Dividends Received Deduction. A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from the Portfolio, because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on the Units that are attributable to dividends received by the Portfolio from certain domestic corporations may be designated by the Portfolio as being eligible for the dividends received deduction.

   If You Sell or Redeem Units. If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.


   Taxation of Capital Gains and Losses. If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years. Net capital gain equals net long-term capital gain minus net short- term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. However, if you receive a capital gain dividend from your Portfolio and sell your Unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, that may be treated as long-term gain from property held for more than five years eligible for the 18% (or 8%) tax rate will be made based on regulations prescribed by the United Sates Treasury. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. In addition, the Internal Revenue Code treats certain capital gains as ordinary income in special situations.


   In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of portfolio securities when you redeem Units or when your Portfolio terminates. This distribution is subject to taxation and you will recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.


   Deductibility of Portfolio Expenses. Expenses incurred and deducted by the Portfolio will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Portfolio expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.


   Foreign Tax Credit. If your Portfolio invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Portfolio paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Portfolio paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

ALL OTHER PORTFOLIOS


     This section summarizes some of the main U.S. federal income tax consequences of owning Units of Portfolios other than The Dow 30SM Index Portfolio. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.


   Portfolio Status. Your Portfolio will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Portfolio, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Security when such income would be considered to be received by you if you directly owned your Portfolio's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from your Portfolio which you must take into account for federal income tax purposes is not reduced by amounts used to pay Portfolio expenses (including the deferred sales charge, if any).

   Your Tax Basis and Income or Loss Upon Disposition. If your Portfolio disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Portfolio asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Portfolio asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

   If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years. Because the Energy, Focus Value Portfolio and all Series A Portfolios terminate in less than five years, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in the Securities of these Portfolios if you are eligible for and elect to receive an in-kind distribution at redemption or termination.

   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

   Exchanges. If you elect to reinvest the proceeds from your Portfolio into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of your Portfolio for Units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Securities under the wash sale provisions of the Internal Revenue Code.

   In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may request a distribution of Securities when you redeem your Units or at your Portfolio's termination. By electing to receive a distribution of Securities, you will receive whole shares of stock plus, possibly, cash.

     You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by your Portfolio. However, if you also receive cash in exchange for a Security or a fractional share of a Security, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Security, or a fractional share.

   Limitations on the Deductibility of Portfolio Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Portfolio's income, even if some of that income is used to pay Portfolio expenses. You may deduct your pro rata share of each expense paid by your Portfolio to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your Portfolio as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

     Foreign, State and Local Taxes. Distributions by your Portfolio that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by your Portfolio that are derived from certain dividends of Securities of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.

   Some distributions by your Portfolio may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by your Portfolio, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

   Under the existing income tax laws of the State and City of New York, your Portfolio will not be taxed as a corporation, and the income of your Portfolio will be treated as the income of the Unitholders in the same manner as for federal income tax purposes.

PORTFOLIOOPERATINGEXPENSES
--------------------------------------------------------------------------------

   GENERAL. The fees and expenses of your portfolio will accrue on a daily basis. The deferred sales charge, fees and expenses are generally paid out of the Capital Account of your Portfolio (Income Account for certain Portfolios). It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Sponsor's, Supervisor's, and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

   ORGANIZATION COSTS. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the initial fees and expenses of the Trustee and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   TRUSTEE'S FEE. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   COMPENSATION OF SPONSOR AND SUPERVISOR. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

    MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. The Dow 30SM Index Portfolio will also pay a license fee to Dow Jones & Company, Inc. for use of certain service marks. Each Portfolio may pay the expenses of updating its registration statement each year.

OTHER MATTERS
--------------------------------------------------------------------------------

   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.

   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statements of condition and the related portfolios included in this prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This prospectus does not contain all the information set forth in the registration statement filed by your Portfolio with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about your Portfolio. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.



   TABLE OF CONTENTS

        TITLE                                    PAGE


   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Biotechnology & Pharmaceutical Portfolios...     4
   The Dow 30SM Index Portfolio................     8
   Energy Portfolio............................    10
   Focus Value Portfolio.......................    12
   Internet Portfolios.........................    15
   Morgan Stanley Consumer
      IndexSM Portfolios.......................    19
   Morgan Stanley High-Technology 35
      IndexSM Portfolios.......................    22
   Semiconductor Portfolio.....................    25
   Tele-Global Portfolios......................    27
   Notes to Portfolios.........................    31
   The Securities..............................    32
   Report of Independent Certified
      Public Accountants.......................    60
   Statements of Condition ....................    61
   The Portfolios..............................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-5
   Retirement Accounts.........................   A-9
   Wrap Fee and Advisory Accounts..............  A-10
   Rights of Unitholders.......................  A-10
   Portfolio Administration....................  A-12
   Taxation....................................  A-15
   Portfolio Operating Expenses................  A-18
   Other Matters...............................  A-19
   Additional Information......................  A-19



--------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

                                                                       EMSPRO311
                                                                          #37246
                                                                          #36692
                                                                          #37623
                                                                          #36685
                                                                          #36679
                                                                          #37749
                                                                          #36667
                                                                          #36661




                                   PROSPECTUS
--------------------------------------------------------------------------------
                                OCTOBER 16, 2001

                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.



      BIOTECHNOLOGY & PHARMACEUTICAL
         PORTFOLIO, SERIES 17A

      BIOTECHNOLOGY & PHARMACEUTICAL
         PORTFOLIO, SERIES 17B

      THE DOW 30SM INDEX PORTFOLIO, SERIES 13

      ENERGY PORTFOLIO, SERIES 1

      FOCUS VALUE PORTFOLIO, SERIES 3

      INTERNET PORTFOLIO, SERIES 31A
      INTERNET PORTFOLIO, SERIES 31B

      MORGAN STANLEY CONSUMER
         INDEXSM PORTFOLIO, SERIES 4A

      MORGAN STANLEY CONSUMER
         INDEXSM PORTFOLIO, SERIES 4B

      MORGAN STANLEY HIGH-TECHNOLOGY 35
         INDEXSM PORTFOLIO, SERIES 23A

      MORGAN STANLEY HIGH-TECHNOLOGY 35
         INDEXSM PORTFOLIO, SERIES 23B

      SEMICONDUCTOR PORTFOLIO, SERIES 9A

      TELE-GLOBAL PORTFOLIO, SERIES 17A
      TELE-GLOBAL PORTFOLIO, SERIES 17B




                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555



Please retain this prospectus for future reference.





                                   VAN KAMPEN
                             INFORMATION SUPPLEMENT

                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 311

--------------------------------------------------------------------------------

     This Information Supplement provides additional information concerning the risks and operations of the Portfolios which is not described in the prospectus. This Information Supplement should be read in conjunction with the prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in a Portfolio and may not be used to offer or sell Units without the prospectus. Copies of the prospectus can be obtained by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the prospectus and all capitalized terms have been defined in the prospectus.

                                TABLE OF CONTENTS

                                                         PAGE

                           Risk Factors                     2
                           The Portfolios                   8
                           Sponsor Information             10
                           Trustee Information             10
                           Portfolio Termination           11

RISK FACTORS

     PRICE VOLATILITY. Because the Portfolios invest in common stocks of U.S. and foreign companies, you should understand the risks of investing in common stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Common stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

     DIVIDENDS. Common stocks represent ownership interests in a company and are not obligations of the company. Accordingly, common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     FOREIGN STOCKS. Because certain Portfolios invest in foreign common stocks, they involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Portfolio, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

     FOREIGN CURRENCIES. Certain Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Portfolio's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Trustee will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Portfolio might obtain had the Trustee sold the currency in the market at that time.

     LIQUIDITY. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

     ADDITIONAL UNITS. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Portfolio will pay brokerage fees.

     VOTING. Only the Trustee may sell or vote the stocks in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

    TECHNOLOGY ISSUERS. Certain Portfolios are concentrated in issuers within the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. These Portfolios, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers because any negative impact on the technology industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.

   Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.

   The market for certain technology products and services may have only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Additionally, certain technology companies may have only recently commenced operations or offered equity securities to the public. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of a Portfolio a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.

   Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.

   Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or and interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies are incorporated into other related products, certain companies are often highly dependent on the performance of other computer, electronics and communications companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

    TELECOMMUNICATIONS ISSUERS. Because certain Portfolios are concentrated in the telecommunications industry, the value of the Units of these Portfolios may be susceptible to factors affecting the telecommunications industry. The telecommunications industry is subject to governmental regulation and the products and services of telecommunications companies may be subject to rapid obsolescence. These factors could affect the value of Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. Certain types of companies represented in a portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility. While a portfolio concentrates on the securities of established suppliers of traditional telecommunication products and services, a Portfolio may also invest in smaller telecommunications companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such smaller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.

   HEALTH CARE ISSUERS. An investment in Units of certain Portfolios should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

   Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in your Portfolio.

    CONSUMER PRODUCT AND RETAIL ISSUERS. Certain Portfolios may invest significantly in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

    ENERGY INDUSTRY. Certain Portfolios are concentrated in issuers within the energy industry. A portfolio concentrated in a single industry may present more risk than a portfolio of more broadly diversified investments. A Portfolio, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting issuers in the energy industry because any negative impact on the energy industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the risks inherent in the energy industry.

    These factors include political conditions in oil producing regions, including the Middle East, the actions of the Organization of Petroleum Exporting Countries (OPEC), the domestic and foreign supply of oil and gas, the level of consumer demand, weather conditions, the price and availability of alternative fuels and overall economic conditions. In addition, various factors, including the capacity and availability of oil and gas gathering systems and pipelines, changes in supply due to drilling by other producers and changes in demand, may have an adverse impact on the issuers of Securities. An issuer's revenues, profitability and liquidity are substantially dependent upon prevailing prices for oil and natural gas which can be extremely volatile and in past years have been depressed by excess total domestic and imported supplies. There can be no assurance that current price levels can be sustained. Prices also are affected by actions of state and local agencies, the United States and foreign governments, and international cartels. Any substantial or extended decline in the price of oil and/or natural gas would have a material adverse effect on the financial condition and results of operations of the issuers of the Securities, including reduced cash flow and borrowing capacity. If market factors were to change dramatically, the financial impact on an issuer could be substantial. The nature of the oil and gas business also involves a variety of risks, including the risks of operating hazards such as fires, explosions, cratering, blow-outs, and encountering formations with abnormal pressures, the occurrence of any of which could have a material adverse impact on the issuers of the Securities. Companies generally maintain insurance against some, but not all, of these risks. The occurrence of a significant event, however, that is not fully insured could have a material adverse effect on a issuer's financial position. In addition, the issuers may engage in oil and gas hedging activities to help reduce exposure to the volatility of oil and gas prices by hedging a portion of its production. These hedging arrangements may have an adverse impact on the financial condition of the issuers under certain circumstances and may limit potential gains by an issuer if the market prices for oil and gas were to rise substantially over the price established by the hedge.

    The future performance of oil and gas issuers is dependent upon the ability to find or acquire additional oil and gas reserves that are economically recoverable. Unless an issuer successfully replaces the reserves that it produces, reserves will decline, resulting eventually in a decrease in oil and gas production and lower revenues and cash flow from operations. There can be no assurance that any issuer will be able to acquire, at acceptable costs, producing oil and gas properties that contain economically recoverable reserves or that it will make such acquisitions at acceptable prices. In addition, exploitation, development and exploration involve numerous risks, including depositional or trapping uncertainties or other conditions that may result in dry holes, the failure to produce oil and gas in commercial quantities and the inability to fully produce discovered reserves.

    The production and sale of oil and gas are subject to a variety of federal, state, local and foreign government regulations, including regulations concerning the prevention of waste, the discharge of materials in the environment, the conservation of oil and natural gas, pollution, permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, the unitization and pooling of properties, and various other matters. Such laws and regulations have increased the costs of planning designing, drilling, installing, operating and abandoning oil and gas facilities. Many jurisdictions have imposed limitations on the production of oil and gas by restricting the rate of flow for oil and gas wells below their actual capacity to produce. During recent years there has been significant discussion by legislators concerning a variety of energy tax proposals. May states have raised state taxes on energy sources and additional increases may occur. There can be no assurance that significant costs for compliance will not be incurred by any issuer in the future.

    International investments may represent a significant portion of an issuer's total assets or reserves. Foreign properties, operations or investments may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, expropriation, import and export regulations and other foreign laws or policies as well as by laws and policies of the United States affecting foreign trade, taxation and investment. In addition, in the event of a dispute arising from foreign operations, an issuer may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign person to the jurisdiction of the courts in the United States.

   UTILITY ISSUERS. An investment in Units of certain Portfolios should be made with an understanding of the characteristics of the public utility industry and the risks which such an investment may entail. General problems of the public utility industry include the difficulty in obtaining an adequate return on invested capital despite frequent increases in rates which have been granted by the public service commissions having jurisdiction, the difficulty in financing large construction programs during an inflationary period, the restrictions on operations and increased cost and delays attributable to environmental, nuclear safety and other regulatory considerations, the difficulty of the capital markets absorbing utility debt and equity securities, the difficulty in obtaining fuel for electric generation at reasonable prices, and the effects of energy conservation. There is no assurance that public service commissions will grant rate increases in the future or that any such increases will be timely or adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, electric utility stock prices may be adversely affected as interest rates rise. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

     Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment. Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation with their customers, on the one hand, or suppliers, on the other.

     Certain of the issuers of the Securities may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units.

     In view of the uncertainties discussed above, there can be no assurance that any utility company's share of the full cost of nuclear units under construction ultimately will be recovered in rates or the extent to which a company could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on a company's financial condition, the results of its operations, its ability to make interest and principal payments on its outstanding debt or to pay dividends.

     Other general problems of the electric, gas and water utility industries (including state and local joint action power agencies) include rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, recent reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy and environmental conservation efforts. Each of the problems referred to could adversely affect the ability of the issuers of any Securities to make dividend payments and the value of such Securities on redemption of your Units.

THE PORTFOLIOS

     Investors should note that the selection criteria were applied to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. Should a Security no longer meet the criteria used for selection for a Portfolio, such Security will not as a result thereof be removed from a Portfolio.

   THE MORGAN STANLEY INDICES. The Morgan Stanley indices (the "Indices") are the exclusive property of Morgan Stanley and is a service mark of Morgan Stanley and has been licensed for use by the Portfolios and Van Kampen Funds Inc.

   This fund is not sponsored, endorsed, sold or promoted by Morgan Stanley. Morgan Stanley makes no representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly or the ability of the Indices to track general stock market performance. Morgan Stanley is the licensor of certain trademarks, service marks and trade names of Morgan Stanley and of the Indices which are determined, composed and calculated by Morgan Stanley without regard to the issuer of this fund or this fund. Morgan Stanley has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the Indices. Morgan Stanley is not responsible for and has not participated in the determination of or the timing of, prices at, or quantities of this fund to be issued or in the determination or calculation of the equation by which Units of this fund is redeemable for cash. Morgan Stanley has no obligation or liability to owners of this fund in connection with the administration, marketing or trading of this fund.

   ALTHOUGH MORGAN STANLEY SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE INDICES FROM SOURCES WHICH MORGAN STANLEY CONSIDERS RELIABLE, NEITHER MORGAN STANLEY NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA INCLUDED THEREIN. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MORGAN STANLEY HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MORGAN STANLEY OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.


     THE DOW 30SM INDEX PORTFOLIO. The Dow Jones Industrial Average ("DJIA") was first published in The Wall Street Journal in 1896. Initially consisting of just 12 stocks, the DJIA expanded to 20 stocks in 1916 and its present size of 30 stocks on October 1, 1928. The following is the list as it currently appears:

      Alcoa, Inc.
      American Express Company
      AT&T Corporation
      Boeing Company
      Caterpillar, Inc.
      Citigroup, Inc.
      Coca-Cola Company
      Eastman Kodak Company
      E.I. du Pont de Nemours & Company
      Exxon Mobil Corporation
      General Electric Company
      General Motors Corporation
      Hewlett-Packard Company
      Home Depot Inc.
      Honeywell International Inc.
      Intel Corporation
      International Business Machines Corporation
      International Paper Company
      J.P. Morgan Chase & Company
      Johnson & Johnson
      McDonald's Corporation
      Merck & Company, Inc.
      Microsoft Corporation
      Minnesota Mining & Manufacturing Company
      Philip Morris Companies, Inc.
      Procter & Gamble Company
      SBC Communications Inc.
      United Technologies Corporation
      Wal-Mart Stores, Inc.
      Walt Disney Company


   "Dow JonesSM", "Dow Jones Industrial AverageSM", "The Dow 30SM", "The DowSM", and "DJIASM" are proprietary to and service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by the Portfolio. The Portfolio is not sponsored, endorsed, sold or promoted by Dow Jones and Dow Jones makes no representation regarding the avisability of investing in any Portfolio.

   The hypothetical average annual total returns for the Dow Jones Industrial Average for certain years are shown in the table below.

                  1973                        -13.16%
                  1974                        -23.21%
                  1975                         44.48%
                  1976                         22.75%
                  1977                        -12.70%
                  1978                          2.69%
                  1979                         10.52%
                  1980                         21.41%
                  1981                         -3.40%
                  1982                         25.79%
                  1983                         25.65%
                  1984                          1.08%
                  1985                         32.78%
                  1986                         26.92%
                  1987                          6.02%
                  1988                         15.95%
                  1989                         31.71%
                  1990                         -0.58%
                  1991                         23.93%
                  1992                          7.35%
                  1993                         16.74%
                  1994                          4.95%
                  1995                         36.49%
                  1996                         28.58%
                  1997                         24.78%
                  1998                         18.13%
                  1999                         27.01%
                  2000                         -6.42%
          Thru 9/30/01                        -16.95%



   The index is an unmanaged statistical composite and does not include payment of any sales changes or fees an investor would pay to purchase the securities it represents. If it had, results would have been less favorable. Futhermore, an investment cannot be made in an index. The historical performance of this index is shown for illustrative purposes only; it is not meant to forecast, imply or guarantee the future performance of any particular investment or any actual Portfolio, which wil vary. Securities in which the Portfolio invests may be different from those in this illustration or in the index. The performance shown is not that of any actual Portfolio itself because the Portfolio was not available during this time period. The investment return and principal value of the Portfolio will fuctuate with changes in market conditions. Units, when redeemed, may be worth more or less than their original cost.

SPONSOR INFORMATION

     Van Kampen Funds Inc. is the Sponsor of the Portfolios. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. The principal office of the Sponsor is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.

     Morgan Stanley Dean Witter & Co. is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.


     Van Kampen is one of the nation's largest investment management companies, with more than $76 billion in assets under management or supervision as of September 30, 2001. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. As of November 30, 2000, the total stockholders' equity of Van Kampen Funds Inc. was $161,761,917 (audited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. (This paragraph relates only to the Sponsor and not to the Portfolios or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)


     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

PORTFOLIO TERMINATION

     A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Portfolio and will include with such notice a form to enable qualified Unitholders to request an in kind distribution of the U.S.-traded equity securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the prior business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded equity securities in a Portfolio to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the securities will be paid in cash. Unitholders who do not, or who are not qualified to, request an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.

     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.







                       CONTENTS OF REGISTRATION STATEMENTS

     This Amendment to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The prospectus
         The signatures
         The consents of independent public accountants and legal counsel

     The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     2.1 Form of code of ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 276 (File No. 333-55546) dated March 13, 2001.

     3.1 Opinion and consent of counsel as to the legality of securities being registered.

     3.2 Opinion and consent of counsel as to the federal income tax status of securities being registered.

     3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

     4.1  Consent of initial evaluator.

     4.2  Consent of independent certified public accountants.




                                   SIGNATURES

         The Registrant, Van Kampen Focus Portfolios, Series 311, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; and Van Kampen Focus Portfolios, Series 235 and Series 265 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 311 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 16th day of October, 2001.

                                         Van Kampen Focus Portfolios, Series 311
                                                        By Van Kampen Funds Inc.


                                                      By /s/ CHRISTINE K. PUTONG
                                                         -----------------------
                                                        Assistant Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on October 16, 2001 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman and Chief Executive              )
                                    Officer                                   )

John H. Zimmermann III              President                                 )

Michael H. Santo                    Managing Director and Chief               )
                                    Operations and Technology Officer         )

                                                         /s/ CHRISTINE K. PUTONG
                                                            --------------------
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------

         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.